Exhibit 99.1

U.S. Northeast
U.S. South
Canada
$1,430
344
502
584
$1,840
359
723
758
$1,897
340
780
777
$2,026
380
877
769
2010
2011
2012
2013

Revenue $US (millions)

$415
$534
$520
$530
2010
2011
2012
2013

Adjusted EBITDA[1] $US (millions)

Dividend Increase of

7% to $0.60

per share annually

120
Non-hazardous solid waste collection operations

72
Transfer stations

31
Landfills

5
Gas-to-energy systems

47
Material recovery facilities

~4,000
Collection vehicles, including more than 300 compressed natural gas trucks at the end of 2013

4 million +
Customers

7,500 +
Employees

We divert more than 1.2 million tons of material from landfills every year

The paper we process represents nearly 10.8 million trees

We produce more energy than contained in 200,000 barrels of oil

Joseph D. Quarin President and Chief Executive Officer

Dear Shareholders

In 2013, Progressive Waste Solutions continued to grow, improve our competitive position and establish a firm foundation for future growth and profitability. We ended the year on solid footing, delivering on our financial targets and exceeding our guidance on certain measures such as adjusted net income(A) and free cash flow(B).

We focused on our Company’s top three priorities: first, the optimization of our existing asset base; second, operational execution to deliver organic growth; and third, disciplined capital deployment to improve a key financial metric, return on invested capital (“ROIC”).

In support of these three priorities, we unified our U.S. and Canadian organizational structure and made a number of enhancements to our senior leadership team. We promoted Kevin Walbridge to the role of Executive Vice President and Chief Operating Officer effective January 1, 2014. He succeeded Dan Pio in Canada, who accepted the newly created role of Executive Vice President, Strategy and Business Development, and succeeded Tom Brown in the U.S., who retired in November, with our tremendous thanks for his contributions during his many years with the Company. With Kevin’s guidance, we will strategically manage our capital in the field and drive cost efficiencies and best practices throughout our operations in the U.S. and Canada.

We also brought in functional leadership and expertise at our corporate headquarters in the areas of Safety, Purchasing, Fleet and Maintenance, and Sales, all to better support our field operations.

In Dan’s new role, he will work closely with our operations group and will be responsible for supporting the Company’s long-term growth opportunities, including acquisitions and internal capital investments, with a commitment to improving the Company’s ROIC through disciplined and strategic capital allocation.

Finally, effective January 1, 2014, I assumed the President’s role, in addition to Chief Executive Officer, stepping into Bill Hulligan’s position following his retirement. On behalf of all of us at Progressive Waste Solutions, I want to extend our gratitude to Bill, a true icon in our industry, for all of his support and leadership during his tenure.

With our organizational structure and team, we believe we now have all of the components in place to deliver on our top priorities and continue to create long-term value for our shareholders.

Before I turn to our outlook, I will review how your Company performed on our objectives in 2013.

OUR FINANCIAL PERFORMANCE IN 2013

Our core operations achieved strong results. Our consolidated revenue improved 6.8% to $2.03 billion dollars, reflecting strong organic performances in every business line in both our U.S. and Canadian operations. This organic growth, combined with contributions from acquisitions, enabled us to overcome more than a $23-million decline in foreign currency translation that negatively affected our U.S. dollar-denominated reported results compared to the prior year.

We achieved adjusted EBITDA(A) of nearly $531 million, and adjusted EBIT(A) of more than $246 million.

In the area of corporate finance, in 2013 we established a new long-term financing structure, and re-priced our consolidated credit facility which reduced our interest rate. Combined, the two initiatives helped us deliver more free cash flow(B).

Our business generated free cash flow(B) of nearly $230 million, before spending on infrastructure investments. Including the capital allocated to these infrastructure investments, our free cash flow(B) was $191 million for the year.

In 2013, we demonstrated our commitment to sharing the value we create with our shareholders, through an increase in our dividend of 7% to $0.60 per share annually. We also temporarily suspended our share repurchases in favor of reducing our leverage, which ended the year at 2.88x. In total last year, we returned $64 million to shareholders through common share dividends.

We ended the year with momentum and we are looking forward to continuing our growth in 2014, delivering solid improvement on measures including revenue, adjusted EBITDA(A), adjusted EBIT(A) and margins.

OPTIMIZATION OF OUR EXISTING ASSET BASE

We completed three small tuck-in acquisitions in 2013, well below our average annual level. Although there were many acquisition opportunities available, most did not meet our return requirements. We focused instead on completing the integration of the 19 tuck-in assets we acquired in 2012. We also divested a number of assets we had identified for sale, such as redundant facilities and non-strategic operations, raising cash to help offset our capital expenditures. We ended the year with a stronger network of assets in many of our markets.

OPERATIONAL EXECUTION

As I committed in my letter to you a year ago, in 2013 we were focused on leveraging the strength of our core business to improve organic growth and operational execution.

We advanced our ability to improve our operating performance with the introduction of area managers who are responsible for supporting our field management group. These area managers are experienced operators, many of whom are former district managers, and report directly to our Regional Vice Presidents. While we are committed to remaining lean and maintaining our field-oriented, bottom-up style of management, our district managers will benefit from area managers who will focus on providing more support for our front-line operators and sharing best practices throughout the company.

With new leadership in purchasing, we standardized purchasing practices across all of our districts so we can better leverage the collective purchasing power of our regional operations. We also began upgrading our repair and maintenance programs, after many years of growth through acquisition, and are establishing a consistent company-wide program. In many districts we hired new maintenance managers to support this initiative. We believe we can get more out of the assets we already own, which will help us to reduce our annual replacement capital requirements and improve returns.

Another opportunity for better operational execution that we pursued in 2013 is in our fleet of waste and recycling collection vehicles. We continued the conversion of our diesel-fueled fleet to vehicles fueled by compressed natural gas in markets where we have the infrastructure and size to support the roll-out. This shift will reduce our fuel costs, which is critical to enhancing our long-term position. We also began to reduce the use of rear-load vehicles, which require helpers to work in often busy traffic conditions. We are investing instead in automated side-load or front-load vehicles, which have been shown to increase productivity and reduce direct labor costs.

Operational execution for us does not just mean a focus on operating expense management. It is also about sales, productivity and performance. In 2013, we deployed targeted sales and pricing strategies in the markets we serve and introduced many new training programs for our sales teams. By the fourth quarter of 2013, we had the highest price improvement since the third quarter of 2012, with the most meaningful contributions coming from our commercial and industrial collection service lines.

We remain committed to our decentralized management model, and our organic growth strategy will always be anchored in executing local market strategies that improve revenue per hour through price, volume and productivity across our fleet.

DISCIPLINED CAPITAL DEPLOYMENT

Our objective of maintaining disciplined capital allocation is yielding early results. In early 2013, we adjusted our field management group’s compensation formula so that it aligned more closely with EBIT(A) versus EBITDA(A). A focus on EBIT(A) as a performance measure ensures that our focus on return on capital is incented right down to the operating level. It is just as important for our field-level management to be accountable for the capital they spend as they are for the revenue and earnings they generate.

By way of example, our field managers are now directly motivated to maintain and repair our existing waste and recycling collection trucks and containers, rather than replace them with new equipment that would reduce operating costs in the short term, but increase depreciation expense and reduce ROIC. While this shift in compensation measures may appear subtle, it is resulting in a cultural shift in our organization that we believe will reduce our replacement capital expenditure requirements over time. We are pleased to witness the first signs of the behavioral change that occurs when an organization links performance incentives with ROIC.

Making the best decisions for capital in our field operations will have a long-term impact on our free cash flow(B) and return profile. We will be just as disciplined and critical when we assess other opportunities for growth, such as acquisitions and other strategic opportunities to deploy our capital.

We know that not all waste assets can be valued equally. We will continue to rigorously evaluate every opportunity on the basis of return expectations and value accretion. We have the free cash flow(B) and balance sheet capacity to accommodate an active acquisition program going forward. However, if acquisitions are not available at the price we are willing to pay, we will look to return capital to our shareholders through our share repurchase program as well as through our regular dividend.

LOOKING AHEAD

In a business that is so fundamentally labor and capital intensive, we believe that value is created through a commitment to improving operating metrics and employing a strict discipline around all capital allocation.

Therefore, the top priorities for our team in 2014 are operational execution, and the optimization of our capital allocation, including the pursuit of strategic and accretive growth opportunities, to drive returns. In effect, we are continuing to follow our 2013 playbook.

Our success on both operational execution and capital allocation will be measured by our growth, the improvements we make to ROIC over time, and total shareholder returns. Of course, safety will remain a critical priority for us and our success will also be measured by our safety record.

This is an exciting time at Progressive Waste Solutions as our priorities to improve operational execution and capital allocation have stimulated an important shift in our culture. We know that change does not occur overnight. We are on a journey, energized and prepared to deliver results.

I believe that with our incredible employees and leadership team firmly in place, along with our quality portfolio of assets, we will achieve success and create long-term shareholder value.

/s/ Joseph D. Quarin

Joseph D. Quarin
President and
Chief Executive Officer

(A) (B) For definitions of Adjusted EBITDA, Adjusted EBIT, Adjusted Net Income, and Free Cash Flow, please refer to pages 68-70.

Progressive Waste Solutions Ltd.

MD&A for the year ended December 31, 2013

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A. We caution that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring expertise, labour, capital resources and assets. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill volumes on the basis of tipping fees, geographic location and environmental practices. The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue.

This industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste (“waste”) at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste. Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered in our industry are summarized below.

Collection. Waste is collected from commercial, industrial and residential customers. Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations. Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Waste is received at the transfer station from collection trucks, sometimes sorted, consolidated and transferred in large volumes to landfills or other waste disposal or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

Landfills. Landfills are the primary waste disposal facility for all types of waste. Landfills are designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering waste with earth or other inert material.

Recycling. Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold. After processing and sorting, purchasers of this material generally pay a market price. Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and in six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, principally operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business principally operates under the Progressive Waste Solutions, BFI Canada and WSI brand names. We believe we are one of Canada’s two largest waste management companies and we provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. Our Canadian business also provides disposal services in the province of Saskatchewan.

Our operating philosophy focuses on developing strong collection operations and market share in dense, urban markets. We believe that collection density provides us flexibility to pursue various strategies to drive revenue growth, margin expansion and free cash flow(B). Our collection operations are supported by our transfer stations, landfills and material recovery facilities (“MRFs”). The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model. Our ability to internalize a significant portion of the waste we collect augments our margin profile and our local operations positions in the markets we serve. We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provides a high degree of stability for our business. The majority of our revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years. These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments. Our contracts also provide us with the ability to pass through fuel, disposal, transportation and other surcharges to mitigate increasing expenses. Many of our contracts with commercial and industrial customers automatically renew on expiry of their then current term.

We are focused on tracking productivity-based operating metrics and managing our business to optimize returns against our asset base. We believe that improving asset utilization drives growth and profitability.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2013 prepared with all available information up to and including February 13, 2014. All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the year ended December 31, 2012 both of which are filed on www.sedar.com and www.sec.gov. Readers can also find our Company’s annual information form for the year ended December 31, 2012 posted on the aforementioned sites as well.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada. However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar. As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting. The resulting translation adjustments are included in other comprehensive income or loss. Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements. Accordingly, our U.S. results retain their original values when expressed in our reporting currency. Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2013			2012
	Consolidated	Consolidated		Consolidated	Consolidated
	Balance	Statement of Operations and		Balance	Statement of Operations and
	Sheet	Comprehensive Income or Loss		Sheet	Comprehensive Income or Loss
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average

March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988
June 30	$0.9513	$0.9772	$0.9841	$0.9813	$0.9899	$0.9943
September 30	$0.9723	$0.9630	$0.9770	$1.0166	$1.0052	$0.9979
December 31	$0.9402	$0.9525	$0.9707	$1.0051	$1.0088	$1.0006

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the year ended December 31, 2013.

	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2013
		(organic,
		acquisition	(holding FX
		and other	constant
		non-	with the
		operating	comparative
	(as reported)	changes)	year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,896,741	$152,980	$2,049,721	$(23,682)	$2,026,039
Operating expenses	1,154,764	107,640	1,262,404	(13,152)	1,249,252
Selling, general and administration	230,740	27,860	258,600	(3,427)	255,173
Amortization	274,118	25,765	299,883	(3,392)	296,491
Net gain on sale of capital assets	(592)	(7,320)	(7,912)	119	(7,793)
Operating income	237,711	(965)	236,746	(3,830)	232,916
Interest on long-term debt	57,428	5,075	62,503	(1,749)	60,754
Net foreign exchange loss (gain)	9	(1,105)	(1,096)	35	(1,061)
Net loss (gain) on financial instruments	1,725	(6,039)	(4,314)	32	(4,282)
Loss on extinguishment of debt	16,924	(15,684)	1,240	—	1,240
Other expense	105	(105)	—	—	—
Income before net income tax expense and net loss (income) from equity accounted investee	161,520	16,893	178,413	(2,148)	176,265
Net income tax expense	67,122	(7,850)	59,272	(829)	58,443
Net loss (income) from equity accounted investee	41	(193)	(152)	4	(148)
Net income	$94,357	$24,936	$119,293	$(1,323)	$117,970

Adjusted EBITDA(A)	$519,659	$18,495	$538,154	$(7,379)	$530,775
Adjusted EBITA(A)	$299,126	$2,683	$301,809	$(4,596)	$297,213
Adjusted operating income or adjusted operating EBIT(A)	$246,133	$4,249	$250,382	$(4,231)	$246,151
Adjusted net income(A)	$113,187	$15,608	$128,795	$(1,643)	$127,152
Free cash flow(B)	$172,460	$20,181	$192,641	$(1,610)	$191,031

Review of Operations - For the year ended December 31, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Year ended
	December 31
	2013	2012	Change

Total	$2,026,039	$1,896,741	$129,298

Canada	$769,077	$776,814	$(7,737)
U.S. south	$876,888	$780,331	$96,557
U.S. northeast	$380,074	$339,596	$40,478

Gross revenue by service type

	Year ended December 31, 2013				Year ended December 31, 2012
	Canada -	Canada -		U.S. -	Canada -	Canada -		U.S. -
	stated in	percentage		percentage	stated in	percentage		percentage
	thousands	of		of	thousands	of		of
	of C$	revenues	U.S.	revenues	of C$	revenues	U.S.	revenues

Commercial	$321,071	40.5	$391,829	31.2	$308,715	39.8	$356,804	31.9
Industrial	151,311	19.1	218,959	17.4	141,027	18.2	195,236	17.4
Residential	148,656	18.8	322,863	25.7	150,603	19.4	290,026	25.9
Transfer and disposal	250,636	31.6	463,015	36.8	236,425	30.5	404,348	36.1
Recycling	30,864	3.9	29,903	2.4	31,314	4.0	34,010	3.0
Other	22,798	2.9	20,330	1.6	22,875	2.9	3,577	0.3
Gross revenues	925,336	116.8	1,446,899	115.1	890,959	114.8	1,284,001	114.6

Intercompany	(133,082)	(16.8)	(189,937)	(15.1)	(114,639)	(14.8)	(164,074)	(14.6)
Revenues	$792,254	100.0	$1,256,962	100.0	$776,320	100.0	$1,119,927	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

	Year ended December 31, 2013			Year ended December 31, 2012
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price	1.2	1.1	1.1	2.1	1.0	1.4
Fuel surcharges	—	—	—	0.3	0.5	0.4
Recycling and other	—	0.1	0.1	(1.6)	(1.7)	(1.6)
Total price growth (decline)	1.2	1.2	1.2	0.8	(0.2)	0.2

Volume	(2.2)	2.7	0.7	(0.9)	(1.4)	(1.2)
Total organic revenue (decline) growth	(1.0)	3.9	1.9	(0.1)	(1.6)	(1.0)

Acquisitions	3.1	8.3	6.2	3.7	5.1	4.5
Total revenue growth	2.1	12.2	8.1	3.6	3.5	3.5

Year ended

On a consolidated basis, revenues grew approximately $129,300 which includes a negative FX impact of approximately $23,700. Consolidated revenue growth for 2013 was most impacted by acquisition contributions, approximately $117,300. Consolidated revenue growth was also realized from higher core pricing and volume improvements year-over-year, approximately $21,700 and $11,800, respectively. On a consolidated basis, stronger core pricing was achieved in every service line. Revenue growth from volume improvements was mixed, with stronger industrial and transfer volumes partially giving way to lower commercial, residential and MRF volumes. Contributions to consolidated revenues from landfill volumes were flat with the prior year, despite the closure of the Calgary landfill in the second quarter of 2013. On the commercial and residential front, we lost a commercial municipal contract in western Canada in 2012 and we also had residential contract losses in both western and central Canada late last year as well. These contract losses were a drag on consolidated volume improvements for these service lines. New residential contract wins curbed some of the contract revenues we lost, but these contract wins weren’t of sufficient size to cover all of the loss. In our MRF service line, we closed a recycling facility in our U.S. northeast segment. The closure of this facility is the primary reason for the decline in volumes associated with our MRF service line and its closure was directly attributable to Superstorm Sandy (“Sandy”). Fuel surcharges were inconsequential to revenue growth year-over-year and comparative commodity pricing only marginally surpassed the mark set in the prior year.

On a segment basis, revenues in Canada, excluding FX, grew approximately C$15,900 over last year. Acquisitions and stronger core pricing, across all service lines, fuelled the improvement in revenues by approximately C$23,900 and C$9,600, respectively. In total, Canadian residential collection and landfill volumes were significantly lower year-to-year. As noted, lost contracts and the closure of our Calgary landfill to municipal solid waste (the “Calgary closure”) were the principal reasons for this decline. When we compare our volume performance in the current year to last and exclude the impact of the contract losses and the Calgary closure in this comparison, Canadian segment revenues improved approximately 0.8% over last year. We achieved this result despite the receipt of lower volumes at our Ridge landfill due to lower special waste volumes, inclement weather and the stepped up demand for volumes in the state of Michigan. Industrial volume improvements were strong year-to-year, especially in western Canada where economic strength is higher than the national average. We also realized industrial volume improvement in central Canada in connection with the opening of our new C&D waste reduction facility. Both fuel surcharges and commodity pricing had little impact on revenues comparatively.

Our U.S. south segment performed well all year and delivered revenue growth from acquisitions, core price and volume improvements in almost every line of business. As noted above, the most significant contribution to this segment’s revenue growth was acquisitions, approximately $61,700. Notwithstanding, volume growth was also significant, advancing revenues by approximately $26,200 year-to-year. Higher industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth. The nature of the economic environment in the Texas region was strong throughout the year. Revenues also improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill we commenced operating in the current year, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. The combination of slightly lower fuel surcharges and higher commodity pricing led to improved revenues of approximately $1,500.

Revenues in our U.S. northeast segment increased approximately $40,500. Acquisitions, core price and volume growth all contributed to higher revenues compared to last year. While revenue growth came principally from acquisitions, approximately $31,800, we also realized core pricing growth in all business lines, with the exception of landfills where pricing was essentially flat year-to-year. Higher commercial and industrial collection pricing and higher transfer station pricing were the primary contributors to the improvement in core price growth year-over-year. Volume gains were the result of higher transfer station volumes as well as higher industrial and residential collection volume improvements. Lower comparative MRF volumes relate to the closure of a facility in the fourth quarter of 2012 due to Sandy which rendered the facility unusable. Total landfill volumes were lower than the comparative period due in large part to our management of tons received at our Bethlehem landfill, where we are strategically managing volumes in conjunction with a permitting process. In addition, the sale of select assets in Long Island, New York in the second quarter of 2013 also had a negative impact on comparable volume improvements year-to-year. Finally, our termination of less profitable business in the current year also resulted in lower volumes year-to-year, however, our execution of effective pricing strategies more than offset the impact to revenues from terminating less profitable business in the year. The net impact of fuel surcharges and commodity prices was essentially nil.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Year ended
	December 31
	2013	2012	Change

Operating expenses	$1,249,252	$1,154,764	$94,488

Canada	$427,106	$432,975	$(5,869)
U.S. south	$554,205	$485,184	$69,021
U.S. northeast	$267,941	$236,605	$31,336

Year ended

On a consolidated basis operating expenses increased over last year. The primary cost increases are attributable to higher transportation costs, labour, repairs and maintenance, vehicle operating, insurance and safety, disposal, franchise and royalties and landfill operating, approximately $33,900, $19,000, $13,400, $8,600, $5,400, $5,100, $4,100 and $1,200, respectively. There are several factors that have influenced this year’s operating cost profile relative to the prior year. Acquisitions completed in the prior year, and to a lesser extent those completed in the current year, contributed to the current year increase in operating costs compared to last year. In addition, it is also important to note that, acquisitions have also contributed to an increase in operating costs relative to revenues in the current year compared to last. Strong organic growth in our U.S. south segment contributed to the increase in operating costs as well, and this segment’s operating performance is the primary cause of the increase in landfill operating costs and royalty fees due to higher landfill volumes received. Contract losses in Canada contributed to a decline in operating costs, most notably on the labour cost line and the Calgary closure impacted current year operating costs in the form of higher transportation costs to move waste volumes once destined for our Calgary landfill to our Coronation site. The Calgary closure also had a negative impact on our gross margin or operating cost relative to revenue profile. In the last half of the current year we recognized an unanticipated increase in insurance and claims costs, approximately $2,700, which was centred in our U.S. south segment. Also in the current year, labour and repair and maintenance expenditures outpaced the increase we expected from acquisitions and base business growth by approximately $5,900, expressed on a combined basis. We attribute a significant portion of these higher costs to servicing strong industrial volume growth in the year using older, existing assets. Additionally, higher repair and maintenance costs reflect the receipt of vehicles in the latter part of the current year and our long-term focus on improving our operating costs, return on invested capital and earnings before interest and taxes. The delay in vehicle receipt was due in part to choosing to purchase compressed natural gas (“CNG”) vehicles versus diesel operated equipment, but having to wait for the development of the CNG infrastructure to support this decision. In addition, we increased our focus on strategically managing our assets in the current year which resulted in higher year-over-year repair and maintenance costs, but we are confident that this focus will translate to lower capital expenditures and higher free cash flow(B) long-term. Finally, FX reduced reported operating costs year-over-year by approximately $13,200.

From a segment perspective, the increase in operating expenses for the year was highest in our U.S. south segment. Acquisitions and solid organic volume growth, especially in the industrial and landfill service lines, were the principal contributors to the increase. As noted, our U.S. south segment also recognized higher insurance and claims costs and higher repair and maintenance costs for the same reasons outlined above. In the U.S. northeast, acquisitions contributed to this segment’s comparative increase in operating costs while the sale of select assets in Long Island, New York and the closure of a recycling facility in the U.S. partially offset higher operating costs attributable to acquisitions. Operating costs in Canada increased net of FX. The increase in Canada is due in part to acquisitions, but is also attributable to organic volume growth in this segment’s industrial service line. Our Canadian segment also realized an increase in both transportation and disposal costs resulting from the Calgary closure at the end of the second quarter this year. These increases were partially offset by shedding higher operating costs attributable to servicing lost residential contracts. Canada didn’t see the same increase in insurance and claims that our U.S. south operations did, but it did incur higher labour and repair and maintenance costs for the same reasons outlined above.

Consolidated operating costs as a percentage of revenue increased on a consolidated basis to 61.7% of revenues this year versus the 60.9% posted last year, an increase of 80 basis points. The impact of higher insurance and claims, labour, and repair and maintenance costs, contributed an additional $11,800 to operating expenses and represents approximately 60 basis points of the increase in the current year relationship between operating costs and revenues. We believe that approximately 40 basis points of this increase is principally attributable to the unexpected increase in insurance and claims costs and higher labour and repair and maintenance expense resulting from both lower margin revenues and organizational costs we incurred to meet the demand of industrial volume improvements. The Calgary closure, had, in isolation, a negative 30 basis point impact on year-over-year operating costs relative to revenues. Operating costs relative to revenues were also higher in the current year due to newly constructed MRFs in both our Canadian and U.S. south segments, which did not deliver full run rate revenues while they were in the start-up phase of operation. The impact to the relationship between operating costs and revenues is approximately 10 basis points. Consolidated operating costs relative to revenues were also impacted by the mix of revenues attributable to acquisitions completed primarily in the prior year.

Selling, general and administration (“SG&A”)

	Year ended
	December 31
	2013	2012	Change

Total	$255,173	$230,740	$24,433

Canada	$71,457	$65,378	$6,079
U.S. south	$86,687	$78,070	$8,617
U.S. northeast	$35,870	$31,465	$4,405
Corporate	$61,159	$55,827	$5,332

Year ended

On a consolidated basis, SG&A expense increased approximately $24,400.

In 2013, we recorded stock option expense of approximately $5,900 compared to an approximately $100 recovery last year. Stock option expense or recoveries are a function of many variables including the Company’s share price and its volatility, the term to vesting, dividends, forfeiture expectations, additional option awards and option exercises. We also incurred higher compensation costs this year compared to last. In the prior year, we reversed a portion of incentive compensation expense totaling approximately $7,800, compared to approximately $2,800 this year. Both of these reversals are a reflection of the Company’s performance relative to its plan in each year. Current year non-operating or non-recurring expenses include costs to exit a redundant facility we leased in western Canada and approximately $700 of additional compensation expense for certain compensation plans tied to the performance of the Company’s share price. Current and prior year non-operating or nonrecurring expenses include senior management succession or retirement costs. Rebranding certain of our operating locations under the Progressive Waste Solutions brand name also contributed to the increase in SG&A expense, approximately $2,000. Current year SG&A costs include professional fees incurred to implement a long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries, approximately $700 and also include professional fees for other accounting, consulting and legal services, approximately $400, that we don’t anticipate recurring. These amounts were partially offset by lower restricted share expense and lower transaction and related costs. Restricted share expense is recognized over the vesting term for restricted share awards issued to certain senior management by the Company’s board of directors. The timing, amount and term of these awards are at the discretion of the board and therefore varies year-to-year. Lower transaction and related costs reflect the quantum of acquisitions completed in the current year compared to last. In addition, certain conditions included in the purchase and sale agreements of businesses acquired in the prior year were satisfied this year resulting in a current year cost recovery. The impact of FX in the current year resulted in lower comparative SG&A expense year-to-year, approximately $3,400.

The balance of the increase is due to acquisition and organic growth which resulted principally in higher comparative salaries and facility costs year-over-year, partially offset by FX.

Segment increases in our Canadian, U.S. south and U.S. northeast segments reflect acquisition and organic growth between the current and prior year and the increase in rebranding costs. The balance of the consolidated discussion is in respect of changes to corporate SG&A expense year-to-year.

For the year, adjusted SG&A as a percentage of revenues was 12.1% for 2013 and 11.7% for 2012. Revising adjusted SG&A in 2012 for the incentive compensation reversal, the percentage of SG&A expense relative to revenues for 2012 increases to 12.0% versus 12.3% for 2013. The balance of the increase is the result of acquisition and organic growth and other expense changes, including rebranding, discussed above.

Amortization

	Year ended
	December 31
	2013	2012	Change

Total	$296,491	$274,118	$22,373

Canada	$109,020	$103,112	$5,908
U.S. south	$123,598	$110,172	$13,426
U.S. northeast	$60,470	$57,501	$2,969
Corporate	$3,403	$3,333	$70

Year ended

For the year ended December 31, 2013, intangible, capital and landfill asset amortization were all higher than the prior year comparative. The increase in intangible and capital amortization is due in large part to acquisitions we completed in 2012 and to a lesser extent higher infrastructure spending. The purchase of CNG collection vehicles is also a contributing factor to the rise in capital asset amortization due to the higher cost of CNG vehicles relative to their traditional diesel operated counterparts. In 2013, we also took a charge of approximately $4,100 on the revocation of an operating permit for a transfer station we acquired in 2010. The permit was revoked as a result of our construction of a new C&D facility in central Canada which rendered the previously operated facility redundant.

Landfill asset amortization was higher in our U.S. segments year-to-year while Canadian segment landfill amortization declined.

Our U.S. south landfills received more tons in 2013 when compared to last year resulting in higher amortization expense on a comparative basis. The increase in tons is due in part to our Jefferson Parish and JED landfills. Our Jefferson Parish landfill commenced operations in the current year while our JED landfill received higher municipal solid waste volumes. In the U.S. northeast, the year-to-year increase in landfill amortization expense is primarily the result of a higher cash flow revision in estimate charge for our asset retirement obligations which is due in large part to changes in engineering estimates.

In conjunction with the Calgary closure, and as expected, Canadian segment landfill volumes declined year-over-year which brought about a commensurate decline in landfill amortization expense. However, lower volumes received at our Ridge landfill on account of lower special waste volumes, inclement weather and demand for volumes in the state of Michigan, coupled with lower comparative asset retirement obligation and depletion rates across most of our sites, also contributed to the decline in landfill amortization expense. A higher cash flow revision in estimate for our asset retirement obligations due to changes in engineering estimates recorded this year compared to last partially offset the aforementioned declines.

Net gain on sale of capital assets

	Year ended
	December 31
	2013	2012	Change

Total	$(7,793)	$(592)	$(7,201)

Canada	$(3,843)	$198	$(4,041)
U.S.	$(3,950)	$(790)	$(3,160)
Corporate	$—	$—	$—

Year ended

Our Canadian segment realized current year gains on the sale of redundant facilities and a land sale in the first half of this year, while the sale of select assets in Long Island, New York is the primary reason for current year gain in our U.S. segment. These gains were partially offset by an approximately $1,000 impairment charge for a remediation liability attributable to a redundant operating facility in central Canada that we recorded in the current year.

The balance of the change reflects the disposal of redundant operating assets in Canada and the U.S., which principally included containers and vehicles. Vehicle disposals in Canada also included surplus residential collection vehicles. These asset disposals are neither significant individually nor in aggregate.

Interest on long-term debt

	Year ended
	December 31
	2013	2012	Change

Total	$60,754	$57,428	$3,326

Year ended

On a comparative basis, interest expense increased approximately $3,300 versus last year. On balance, we had higher overall borrowed amounts throughout most of 2013 compared to last year and higher overall borrowings was the most significant contributor to higher interest expense year-over-year. Higher borrowings were principally on account of our acquisition activity occurring late in 2012.

From an interest rate perspective, there were a number of changes that caused interest expense to increase year-to-year. In 2013, we bore higher interest costs on term B drawings under the Credit Agreement (“consolidated facility”) than we would have incurred on equivalent amounts drawn on our previously existing facilities. The term B borrowing rate is approximately 100 basis points higher than the rate we incurred prior to entering into the consolidated facility. In addition, we did incur slightly higher borrowing rates on loans bearing interest tied to bankers’ acceptances (“BA”) compared to last year and we entered into a series of interest rate swaps in the last half of 2013 that increased interest expense by approximately $1,700.

There were also a number of changes that caused interest expense to decline year-over-year. For 2013, slightly lower LIBOR borrowing rates and the repayment of our previously issued senior secured series B debenture on October 24, 2012 both led to lower interest expense year-to-year. Interest expense also benefited from lower deferred financing cost amortization which declined approximately $2,200 year-to-year due in large part to a longer amortization period for the unamortized portion of deferred financing costs. In 2013, we also benefited from lower interest expense due to our re-pricing of the consolidated facility that we completed in November this year. Finally, we incurred less interest expense in the final quarter of 2013 due to our repayment of a $45,000 variable rate demand solid waste disposal revenue bond (“IRB”) which we repaid in full from drawings we made on the consolidated facility. This bond originally bore interest at LIBOR less an applicable discount, but was remarketed in August 2008 at a fixed rate of 6.625% for a 5 year term that matured on October 1, 2013.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding our debt facilities.

Net foreign exchange (gain) loss

	Year ended
	December 31
	2013	2012	Change

Total	$(1,061)	$9	$(1,070)

Year ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.

However, in 2013 we entered into a FX agreement to protect ourselves from further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries. We recorded a gain of approximately $2,900 as a result of this transaction.

In the current year we also cash settled all outstanding intercompany balances between our Canadian and U.S. operations to comply with the upstream loan rules outlined in Bill C-48 issued by the Minister of Finance Canada and recognized an FX loss of approximately $1,500 on settlement.

All other gains and losses in either year are not attributable to one significant transaction or series of transactions.

Net (gain) loss on financial instruments

	Year ended
	December 31
	2013	2012	Change

Total	$(4,282)	$1,725	$(6,007)

Year ended

Gains on financial instruments increased approximately $6,000 compared to last year. The primary reason for the current year gain is due to interest rate swaps we entered into in the current year on notional borrowings of approximately $535,000. The fair value movement in interest rate swaps accounts for approximately $5,500 of the year-over-year increase. We also recognized higher comparative gains on fuel hedges and FX agreements. Changes in fuel swaps and foreign currency exchange agreements are due to changes in the underlying market rates for diesel, or its equivalent benchmark, and FX rates, and are also impacted by the number of agreements outstanding and the volumes or dollars hedged. These gains were partially offset by the fair value change in an embedded derivative included in a wood waste supply agreement. The wood waste supply agreement requires us to supply a third-party electricity generator with pelletized wood waste materials to burn and ultimately fuel an electricity producing facility. We are paid for the supply of the wood waste material based on several measures including the price of electricity.

Loss on extinguishment of debt

	Year ended
	December 31
	2013	2012	Change

Total	$1,240	$16,924	$(15,684)

Year ended

On October 1, 2013, we repaid the Seneca IRB in full with amounts borrowed on our consolidated facility and in connection with the repayment wrote-off approximately $1,200 of deferred financing costs.

Effective October 24, 2012, we entered into a consolidated facility and concurrently repaid all outstanding indebtedness issued under our pre-existing Canadian and U.S. facilities and our series B senior secured debenture. Our review of this transaction led us to conclude that our modification of debt facilities was significant and accounting for our pre-existing debt as extinguished was appropriate. Accordingly, we wrote-off deferred financing costs attributable to our Canadian and U.S. facilities and our series B senior secured debenture, approximately $11,700. In addition, we also incurred a “make whole” charge on the repayment of our series B senior secured debenture, approximately $5,200, which we also recorded to loss on extinguishment of debt.

Other expense

	Year ended
	December 31
	2013	2012	Change

Total	$—	$105	$(105)

Year ended

In the prior year, other expenses represented special compensation expense for former Waste Services, Inc. (“WSI”) executives which was recognized over a two-year service period.

Net income tax expense

	Year ended
	December 31
	2013	2012	Change

Total	$58,443	$67,122	$(8,679)

Year ended

For 2013, net income tax expense in Canada was approximately $26,900, representing a comparative decline over last year of approximately $10,100. This decline comprises a decrease in current income tax expense totaling approximately $18,900 and an increase in deferred income tax recoveries of approximately $8,800.

The year-over-year decline in current income tax expense in Canada is, in part, attributable to the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries. In connection with our long-term financing structure, we issued intercompany loans to our primary operating subsidiaries which bear a market rate of interest on amounts made available to them. As a result, the long-term financing arrangement allowed us to utilize losses available for carryforward. The decline in current income tax expense in Canada is also attributable to the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013. The passing of this Bill allowed us to recognize property losses that would have otherwise been lost to us in connection with the wind-up of our business as an income trust in 2009. In 2009, we utilized these property losses for tax purposes and simultaneously recorded a current tax liability for accounting purposes. With Bill C-48 receiving royal assent, we recorded a current tax recovery of approximately C$3,000 in 2013 which reduced current income tax expense on a comparative basis. Current income tax expense also declined as a result of lower withholding taxes incurred on dividends paid between Canada and the U.S., approximately $2,400. A portion of the shares repurchased in 2012 were funded from our U.S. business by way of dividends which attracted withholding tax. No shares were repurchased in 2013. Finally, lower current income tax expense is also due to lower overall income subject to tax. Lower overall income subject to tax is the result of lower operating results in Canada, stemming principally from the Calgary closure and various contract losses between years.

In connection with our long-term financing structure we utilized available losses to shelter a net foreign exchange gain arising on implementation. In 2013, we also recognized deferred tax expense on the disposition of a redundant facility in western Canada, approximately C$1,400. Other changes in deferred tax year-to-year, include the true-up of the tax base for debt discount costs which resulted in us recording a deferred tax recovery in 2013 while in 2012 we recognized a one-time deferred tax expense due to our former CEO’s exit from our long-term incentive plan (“LTIP”). The balance of the change is due to changes in the difference between the carrying amount of intangible assets and their tax values.

In the current year, net income tax expense for our U.S. business increased slightly over last year. The increase is attributable to higher deferred income tax expense, partially offset by lower current taxes. Income subject to tax was higher on a comparative basis and is the primary reason for the increase in deferred income tax expense and increased use of loss carryforwards. Acquisitions and net organic growth in our U.S. operations were the primary contributors to higher income subject to tax. Current income tax expense declined slightly as a result of lower projected state tax expense in Maryland and Pennsylvania.

Income tax expense at the combined basic rate totaled approximately $59,600 for the year ended December 31, 2013. The primary difference between income tax expense at the combined basic rate compared to income tax expense as presented on our consolidated statement of operations is due to our long-term financing structure which accounts for approximately $11,700 of the difference between the two measures. Other differences include, state tax, approximately $4,000, withholding taxes on dividends paid between Canada and the U.S., approximately $700, and tax on non-deductible expenses, approximately $1,400. In addition, tax base true-up’s, coupled with a current year tax recovery recorded as a result of the enactment of Bill C-48, was offset by a capital gain recognized on the implementation of our long-term financing structure and a deferred tax gain recognized on the sale of land in western Canada.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net (income) loss from equity accounted investee

	Year ended
	December 31
	2013	2012	Change

Total	$(148)	$41	$(189)

Year ended

Net (income) loss from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.

For 2013, income from our equity accounted for investee is directly attributable to several large equipment rental agreement buyouts.

Please refer to the Related Party Transactions section of this MD&A for additional details regarding our investment in our equity accounted investee.

Review of Operations - For the three months ended December 31, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Three months ended December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$192,075	$220,896	$89,036	$—	$502,007
Operating expenses	107,347	140,885	61,961	—	310,193
SG&A	17,651	21,128	9,545	12,347	60,671
Amortization	25,858	31,056	14,882	1,583	73,379
Net gain on sale of capital assets					(566)
Operating income (loss)	41,219	27,827	2,648	(13,930)	58,330
Interest on long-term debt					15,482
Net foreign exchange loss					419
Net gain on financial instruments					(5,819)
Loss on extinguishment of debt					1,240
Income before net income tax expense and net income from equity accounted investee					47,008
Net income tax expense					10,983
Net income from equity accounted investee					(217)
Net income					$36,242

	Three months ended December 31, 2012
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$199,021	$201,725	$95,076	$—	$495,822
Operating expenses	111,411	127,051	66,774	—	305,236
SG&A	17,528	20,600	8,506	13,180	59,814
Amortization	27,815	28,115	14,895	941	71,766
Net loss on sale of capital assets					383
Operating income (loss)	42,267	25,959	4,901	(14,121)	58,623
Interest on long-term debt					14,494
Net foreign exchange gain					(3)
Net loss on financial instruments					3,541
Loss on extinguishment of debt					16,924
Income before net income tax expense and net loss from equity accounted investee					23,667
Net income tax expense					11,903
Net loss from equity accounted investee					11
Net income					$11,753

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2013.

	Three months ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2013
		(organic,
		acquisition	(holding FX
		and other	constant
		non-	with the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$495,822	$17,481	$513,303	$(11,296)	$502,007
Operating expenses	305,236	11,244	316,480	(6,287)	310,193
Selling, general and administration	59,814	2,426	62,240	(1,569)	60,671
Amortization	71,766	3,201	74,967	(1,588)	73,379
Net loss (gain) on sale of capital assets	383	(988)	(605)	39	(566)
Operating income	58,623	1,598	60,221	(1,891)	58,330
Interest on long-term debt	14,494	1,843	16,337	(855)	15,482
Net foreign exchange (gain) loss	(3)	420	417	2	419
Net loss (gain) on financial instruments	3,541	(9,465)	(5,924)	105	(5,819)
Loss on extinguishment of debt	16,924	(15,684)	1,240	—	1,240
Income before net income tax expense and net loss (income) from equity accounted investee	23,667	24,484	48,151	(1,143)	47,008
Net income tax expense	11,903	(514)	11,389	(406)	10,983
Net loss (income) from equity accounted investee	11	(234)	(223)	6	(217)
Net income	$11,753	$25,232	$36,985	$(743)	$36,242

Adjusted EBITDA(A)	$133,737	$1,729	$135,466	$(3,539)	$131,927
Adjusted EBITA(A)	$76,350	$(1,542)	$74,808	$(2,214)	$72,594
Adjusted operating income or adjusted operating EBIT(A)	$61,588	$(448)	$61,140	$(2,026)	$59,114
Adjusted net income(A)	$28,152	$6,045	$34,197	$(780)	$33,417
Free cash flow(B)	$36,620	$22,062	$58,682	$(983)	$57,699

Revenues

Gross revenue by service type

	Three months ended December 31, 2013				Three months ended December 31, 2012
	Canada -	Canada -		U.S. -	Canada -	Canada -		U.S. -
	stated in	percentage		percentage	stated in	percentage		percentage
	thousands	of		of	thousands	of		of
	of C$	revenues	U.S.	revenues	of C$	revenues	U.S.	revenues

Commercial	$80,422	39.9	$97,546	31.5	$77,521	39.3	$93,191	31.4
Industrial	37,987	18.8	52,987	17.1	36,184	18.3	51,803	17.5
Residential	37,945	18.8	80,607	26.0	40,125	20.3	76,819	25.9
Transfer and disposal	64,919	32.2	111,061	35.8	60,891	30.9	106,916	36.0
Recycling	8,175	4.1	8,458	2.7	7,394	3.7	8,129	2.7
Other	5,379	2.7	4,585	1.5	6,249	3.2	1,169	0.4
Gross revenues	234,827	116.5	355,244	114.6	228,364	115.7	338,027	113.9

Intercompany	(33,176)	(16.5)	(45,312)	(14.6)	(31,028)	(15.7)	(41,226)	(13.9)
Revenues	$201,651	100.0	$309,932	100.0	$197,336	100.0	$296,801	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended December 31, 2013			Three months ended December 31, 2012
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price	1.7	1.6	1.6	1.5	1.0	1.2
Fuel surcharges	(0.1)	(0.3)	(0.2)	0.1	0.6	0.3
Recycling and other	1.1	0.4	0.7	(1.6)	(0.6)	(1.0)
Total price growth	2.7	1.7	2.1	—	1.0	0.5

Volume	(0.7)	(1.4)	(1.1)	(2.6)	2.0	0.1
Total organic revenue growth (decline)	2.0	0.3	1.0	(2.6)	3.0	0.6

Acquisitions	0.2	4.1	2.5	6.4	6.3	6.4
Total revenue growth	2.2	4.4	3.5	3.8	9.3	7.0

On a consolidated basis, revenues grew approximately $6,200 in a quarter where FX was a headwind of approximately $11,300. In the current quarter, acquisitions contributed approximately $12,500 to consolidated revenue growth period-to-period. We also realized consolidated revenue growth from higher core pricing and an improvement in commodity pricing quarter-over-quarter, approximately $8,100 and $3,500, respectively. While stronger core pricing was achieved in every service line, the improvement was most predominant in our collection service lines which represented approximately $4,900 of the $8,100 increase. As expected, consolidated revenues in the fourth quarter of 2013 declined on weaker volumes, reflecting the drag of Sandy related volumes that we received in the fourth quarter of 2012. Sandy’s drag on the current quarter comparative is approximately $7,800, however the comparative period-to-period decline in revenues due to changes in volumes was approximately $5,500. The primary offset to Sandy came from strong volume improvements in our U.S. south segment, which saw volume growth across all service lines and a nice improvement in comparative landfill volumes. The strong performance in our U.S. south segment also helped curb the headwind to volumes from contract losses in Canada, coupled with the Calgary closure, and the closure of a recycling facility in our U.S. northeast segment. Fuel surcharges were off the prior period marks by approximately $1,000 on account of lower diesel fuel costs.

For the quarter, Canadian revenues grew approximately C$4,300 over the same period last year. Expressed in U.S. dollars, Canadian segment revenues declined period-to-period on account of an approximately $11,300 FX impact. The primary contributor to stronger revenue performance came from core pricing and to a lesser extent acquisitions. Pricing in our collection lines increased more than $2,800 comparatively and landfill pricing was also up approximately $500 period-to-period. Volumes on the other hand were down, approximately $1,500, due, as mentioned, to lost contracts and the Calgary closure. Commodity pricing impacted current period revenues favourably, contributing an additional approximately $2,200 to revenues on a comparative basis, while fuel surcharges were down slightly on the quarter.

Our U.S. south segment has performed well all year and the fourth quarter was no different. Revenues grew quarter-to-quarter from acquisition, core price and volume improvements in every service line. Acquisitions continued to drive comparative revenue growth and accounts for approximately $8,700 of the period-to-period improvement. Volumes were also strong in the quarter, contributing an additional approximately $7,400 to revenues in this segment period-to-period. As noted, strong landfill volumes was the primary contributor to the revenue improvement from volume growth, which is due in part to the Jefferson Parish landfill we commenced operating in the current year, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. Commodity pricing was also favourable on a comparative basis, up approximately $1,300, while fuel surcharges were down comparatively, on lower diesel fuel costs, approximately $700.

Revenues in our U.S. northeast segment declined approximately $6,000. As noted, the impact of Sandy contributed approximately $7,800 to the comparative decline. Excluding Sandy, acquisitions contributed an additional approximately $3,300 to current quarter revenues and core pricing was up across almost every service line delivering additional revenues of approximately $2,300 period-over-period. The mix of materials received at our landfills and competitive pressures in this segment for landfill volumes, coupled with competitive pricing for these volumes, left landfill pricing basically flat quarter-over-quarter. Core price improvements were most prevalent in our commercial collection service line, representing almost 85% of the improvement to revenues from core price growth. Beyond the direct impact on volumes from Sandy, volumes were also down quarter-over-quarter due to the closure of a recycling facility late in the fourth quarter of 2012 as a result of Sandy, which rendered the facility unusable. Volumes were also down from the prior period mark due to our termination of less profitable business in the quarter. However, our execution of effective pricing strategies more than offset the impact to revenues from reduced volumes in the period. The net impact of fuel surcharges and commodity prices was insignificant, but down marginally period-to-period.

Operating expenses

On a consolidated basis operating expenses increased over the same quarter last year. The primary cost increases are attributable to higher transportation, approximately $5,700, repairs and maintenance, approximately $1,200, landfill operating, approximately $600 and royalty and franchise fees, approximately $800. The aforementioned operating cost increases were partially offset by lower overall disposal costs, approximately $3,700 and labour costs were largely unchanged from a consolidated point of view. There are several competing factors which have influenced this quarter’s operating cost profile relative to the prior year period. First, acquisitions completed late in the fourth quarter of the prior year contributed to this period’s absolute rise in operating costs relative to the same period a year ago. In addition, acquisitions we completed last year impacted our total mix of operations which contributed to an increase in operating costs relative to revenues generated in the current period versus last. Second, strong organic growth in our U.S. south segment contributed to the increase in operating costs over the prior year quarter, and this segment’s operating performance is the primary cause of both the landfill operating cost and royalty fee increases. Third, the Calgary closure impacted current period operating costs in the form of higher transportation costs to move waste volumes once destined for our Calgary landfill to our Coronation site. The Calgary closure also had a meaningful impact on operating costs we recorded in the period, but also on our gross margin or operating cost relative to revenue profile as outlined below. Fourth, contract losses in Canada contributed to a decline in operating costs, most notably on the labour cost line. Fifth, costs associated with the Sandy clean-up in the fourth quarter of 2012 were significant and weren’t repeated in the fourth quarter this year. Accordingly, our U.S. northeast segment’s operating costs declined approximately $4,800, due in large part to lower disposal costs related to Sandy volumes and lower labour costs. Finally, FX reduced reported operating costs quarter-over-quarter by approximately $6,300.

From a segment perspective, the increase in operating expenses quarter-over-quarter was highest in our U.S. south segment. Acquisitions and solid organic volume growth, especially in our landfill and collection service lines, were the principal contributors to the increase in this segment’s operating costs which led to higher labour, disposal, transportation and franchise and royalty fees quarter-to-quarter. In the U.S. northeast, Sandy-related costs incurred in the prior year quarter overshadowed the impact acquisitions and net organic growth had on operating costs in the current year period. Accordingly, U.S. northeast segment operating costs declined period-over-period. In Canada, operating costs increased approximately $2,200 net of the approximately $6,300 impact of FX. The increase in Canada is due in part to acquisitions, but is also attributable to organic volume growth in this segments industrial service line. Our Canadian segment also realized an increase in both transportation and disposal costs resulting from the Calgary closure at the end of the second quarter this year. These increases were partially offset by shedding higher operating costs attributable to servicing lost residential contracts.

Consolidated operating costs as a percentage of revenue increased on a consolidated basis to 61.8% of revenues in the fourth quarter this year versus the 61.6% posted in the same period last year. The Calgary closure, had, in isolation, a 60 basis point impact on current quarter operating costs relative to revenues, which when excluded would have resulted in a consolidated operating cost to revenue metric of 61.2%. Operating costs relative to revenues were also higher in the current quarter due to newly constructed MRFs in both our Canadian and U.S. south segments, which have not delivered full run rate revenues while in the start-up phase of operation. The impact that these MRFs had on the relationship between operating costs and revenues is approximately 20 basis points.

SG&A

On a consolidated basis, SG&A expense increased quarter-to-quarter. Current quarter SG&A expense would have been higher had it not been for either higher recoveries or lower expenses attributable to transaction and related costs, fair value movements in stock options and restricted share expense. In the current quarter, we recorded a recovery of approximately $2,300 versus a prior quarter expense of approximately $500 for transaction and related costs. The fourth quarter expense recorded in 2012 was in respect of several acquisitions completed in that period while the current quarter recovery is attributable to the satisfaction of certain conditions included in the purchase and sale agreements of businesses acquired in the prior year. Fair value movements in stock options resulted in a slight current quarter recovery, approximately $200 compared to an expense in the same period last year of approximately $700. Movements in the Company’s share price and share price volatility are the primary reasons for the change in amounts recorded to SG&A expense in the current and prior year periods. Non-operating or non-recurring charges are higher in the current year quarter due to the retirement of certain senior level employees, including the Company’s Senior Vice President and Chief Operating Officer, U.S., the Company’s President and Chief Operating Officer and the Company’s Vice President, Environmental Management and Technology Group. Foreign currency exchange also softened the increase in SG&A expense period-to-period by approximately $1,600. Net of the foregoing, a portion of the quarter-over-quarter increase in SG&A expense is due to the reversal of prior period bonus and LTIP expense which exceeded the current period reversal by approximately $600. These reversals were the result of the Company’s performance relative to its plans. In addition, bad debt expenses were higher in both Canada and the U.S. period-over-period, by approximately $500 and $900, respectively. The increase in bad debt expense is largely attributable to national accounts customers in Canada and customers in our U.S. northeast segment acquired in the prior year which we provided for due to their tendency to be late payers. Higher bad debt expense in the U.S. south reflects both acquisition and organic growth in the business. Salaries were also up quarter-over-quarter on account of acquisitions and new hires, net of terminations and retirements, approximately $1,400. The balance of the increase reflects the acquisition and organic growth of the business between periods.

From a segment perspective, the corporate component of our business was impacted by the above noted changes in transaction and related costs, fair value movements in stock options, restricted share expense and non-operating and non-recurring expenses. In addition, the change in corporate amounts also reflects a higher prior year reversal of bonus and LTIP expenses, changes to non-recurring and non-operating costs, and an increase in salaries and FX. The increase in our Canadian segment is the result of higher bad debt expense, and higher salary expense from acquisitions and new hires partially offset by FX. As mentioned, the increase in U.S. south segment SG&A expense reflects the growth in the business from acquisitions and growth organically. Finally, the increase in SG&A expense in our U.S. northeast segment reflects the acquisitions we completed in the fourth quarter of last year, higher bad debt expense and new hires and salary increases.

As a percentage of revenues, adjusted SG&A expense is 11.9% versus 11.5% in the same quarter last year. Approximately 30 basis points of the current period increase in SG&A expense relative to revenues is due to the higher prior quarter reversal of bonus and LTIP expense with the balance of the change attributable to higher bad debt expense recorded in the current year period.

Amortization

Current period capital and landfill asset amortization expense was higher than the same quarter a year ago, while intangible asset amortization was slightly lower. The increase in capital amortization is due in large part to acquisitions. Higher landfill asset amortization is due to lower comparative recoveries resulting from cash flow revisions in estimates. In the fourth quarter of last year, our Bethlehem and Seneca Meadows landfills both recorded substantial cash flow revisions which resulted in lower landfill amortization expense in the prior year period. Current quarter cash flow revisions did not yield a similar recovery amount and in fact was an expense of the period, approximately $1,300. Lower intangible asset amortization is due to fully amortized intangible assets outpacing amortization attributable to intangibles recognized on prior and current year acquisitions.

Interest on long-term debt

In the fourth quarter of 2013 interest expense was higher than the same prior year period. Interest rate swaps entered into the fourth quarter of 2013 gave rise to an approximately $1,700 increase in comparative interest expense. In addition, we entered into an amending agreement in respect of our consolidated credit facility and incurred additional fees in this regard which led to an approximately $300 increase in deferred financing cost amortization charged to interest expense this quarter compared to last. Partially offsetting these increases were lower overall borrowed amounts, better borrowing spreads on amounts borrowed which is attributable to us entering into an amending agreement to our consolidated facility in the fourth quarter this year, and lower borrowing costs incurred due to the repayment of our Seneca IRB which bore interest at 6.625% annually in the year ago period.

Explanations for the quarterly change in net gain or loss on sale of capital assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, net income tax expense or recovery and net income or loss from equity accounted investee is either consistent with the changes outlined in the Review of Operations — For the year ended December 31, 2013 section of this MD&A or does not warrant additional discussion.

Other Performance Measures - For the year ended December 31, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Year ended
	December 31
	2013	2012	Change

Cash generated from operating activities	$450,735	$336,761	$113,974

Operating and investing
Stock option expense (recovery)(*)(*)	5,879	(110)	5,989
LTIP portion of restricted share expense	(862)	—	(862)
Acquisition and related (recoveries) costs	(2,460)	2,507	(4,967)
Non-operating or non-recurring expenses	4,600	3,991	609
Other expenses	—	105	(105)
Changes in non-cash working capital items	(11,530)	68,657	(80,187)
Capital and landfill asset purchases(*)	(273,862)	(246,878)	(26,984)
Proceeds from the sale of capital assets	21,183	2,761	18,422

Financing
Loss on extinguishment of debt (net of non-cash portion)	—	5,198	(5,198)
Purchase of restricted shares(*)(*)	(1,591)	(541)	(1,050)
Net realized foreign exchange (gain) loss	(1,061)	9	(1,070)
Free cash flow(B)	$191,031	$172,460	$18,571

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $38,600 and $26,100 for the years ended December 31, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Year ended
	December 31
	2013	2012	Change

Adjusted EBITDA(A)	$530,775	$519,659	$11,116

Purchase of restricted shares(*)(*)	(1,591)	(541)	(1,050)
Capital and landfill asset purchases(*)	(273,862)	(246,878)	(26,984)
Proceeds from the sale of capital assets	21,183	2,761	18,422
Landfill closure and post-closure expenditures	(4,276)	(6,737)	2,461
Landfill closure and post-closure cost accretion expense	5,655	5,240	415
Interest on long-term debt	(60,754)	(57,428)	(3,326)
Non-cash interest expense	3,436	5,665	(2,229)
Current income tax expense	(29,535)	(49,281)	19,746
Free cash flow(B)	$191,031	$172,460	$18,571

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $38,600 and $26,100 for the years ended December 31, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Year ended

Free cash flow(B) was higher on a comparative basis, approximately $18,600. Lower cash taxes was one of the primary reasons for the increase in free cash flow(B) and is the result of the implementation of our long-term financing structure and use of loss carryforwards at Progressive Waste Solutions Ltd. A more fulsome discussion addressing the decline in cash taxes can be found in the Review of Operations section of this MD&A. Proceeds from the sale of redundant operating facilities in western and central Canada and the disposal of certain assets in Long Island, New York are the primary reasons for the increase in proceeds from the sale of capital assets in the current year versus last. Stronger adjusted EBITDA(A) contributions on a comparative basis reflects revenue growth from acquisitions, consolidated net organic growth, partially offset by higher operating and SG&A expense, including non-recurring SG&A expenses, the Calgary closure and the higher prior year reversal of certain incentive compensation amounts. These betterments to free cash flow(B) year-over-year, were partially offset by higher capital and landfill asset purchases, details of which are outlined below in the Capital and landfill purchases section of this MD&A. Higher interest costs are the result of higher overall borrowing levels in the current year compared to last, coupled with higher interest expense from entering into a series of interest rate swaps in the last half of the current year. Additional details regarding the increase in interest expense and the decline in non-cash interest expense can be found in the Review of Operations section of this MD&A. Finally, higher restricted share purchases are due in part to a restricted share award granted to an executive officer of the Company upon the renegotiation of the employees’ contract in the current year.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended
	December 31
	2013	2012	Change

Replacement	$168,014	$154,928	$13,086
Growth	105,848	91,950	13,898
Total	$273,862	$246,878	$26,984

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Year ended

Total replacement capital and landfill spending in Canada was lower in 2013 compared to last year by approximately $7,000. Higher replacement expenditures in 2012, specifically for infrastructure investment in a MRF in western Canada, is the primary reason for the decline in replacement spending year-to-year. Higher current year landfill cell construction spending, most notably at our Coronation landfill, partially offset the decline in year-over-year infrastructure investment. Higher cell construction at Coronation is due in part to the Calgary closure and the related diversion of waste volumes that would have otherwise been destined for Calgary to Coronation.

Replacement expenditures in our U.S. business increased approximately $20,100 year-over-year. We retained a waste collection contract in our Florida operations in the current year and in connection with this win we invested over $20,000 in replacement capital which included investment in CNG vehicles and related infrastructure. This investment is the primary reason for the year-to-year increase in replacement spending.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Year ended

Canadian growth spending in 2013 is higher by approximately $30,600 compared to last year. The year-to-year increase is due to a combination of items, including: infrastructure spending at our Lachenaie landfill, the construction of a C&D waste diversion facility in central Canada and CNG vehicle and infrastructure spending for a residential contract win in central Canada that we began servicing in April 2013, partially offset by lower internal infrastructure investment and CNG vehicles purchased to satisfy a contract win which commenced in 2013.

In our U.S. segment, growth spending for 2013 is lower by approximately $16,700 when compared to last year. The decline is due in part to higher prior year spending for landfill expansion lands, principally in our U.S. northeast segment, higher prior year spending for the construction of a MRF in Texas, transfer station permit modifications in Florida and higher vehicle and container expenditures in Florida to service new residential contract wins. These decreases were partially offset by higher cell construction spending in the current year at our Jefferson Parish landfill which commenced operations this year.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2014

Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected quarterly dividend

		Dividend
		amounts per
		share - stated
Expected record date	Expected payment date	in C$
March 31, 2014	April 15, 2014	$0.15
June 30, 2014	July 15, 2014	0.15
September 30, 2014	October 15, 2014	0.15
December 31, 2014	January 15, 2015	0.15
Total		$0.60

2013

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividend

		Dividend
		amounts per
		share - stated
Actual record date	Actual payment date	in C$
March 28, 2013	April 15, 2013	$0.14
June 28, 2013	July 15, 2013	0.14
September 30, 2013	October 15, 2013	0.15
December 31, 2013	January 15, 2014	0.15
Total		$0.58

We expect to fund all of our 2014 dividend payments from excess free cash flow(B) generated by our Canadian business. Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since our dividends are denominated in Canadian dollars. Dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Selected Annual Information

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended
	December 31
	2013	2012	2011

Revenues	$2,026,039	$1,896,741	$1,840,096
Net income (loss)	$117,970	$94,357	$(196,136)
Net income (loss) per share, basic	$1.02	$0.81	$(1.63)
Net income (loss) per share, diluted	$1.02	$0.81	$(1.63)
Total assets	$3,392,570	$3,475,561	$3,077,604
Total long-term liabilities	$1,801,041	$1,895,612	$1,487,345
Dividends declared, per weighted average share	$0.58	$0.56	$0.50

Revenues

2013-2012

The increase in revenues is detailed in the Review of Operations — Revenues section of this MD&A.

2012-2011

Revenues in Canada grew approximately C$26,900. Acquisitions and core price growth across all service lines were the primary drivers of revenue growth on a comparative basis. Volumes were down on lower transfer station and industrial collection volumes. Industrial collection volumes were soft in the central portion of our Canadian segment, due primarily to a more modest economic environment compared to 2011. The temporary closure of a transfer station facility in central Canada resulting from our investment in its revitalization was the primary contributor to the decline in transfer station volumes. Our investment in this facility positioned us for future growth, internalization and the opportunity to find greater efficiencies in these operations. We also lost a commercial municipal contract in western Canada which also impacted volume growth. While we had some challenges specific to comparative volume gains year-over-year, pricing growth and higher landfill volumes outpaced the comparative volume shortfall in certain collection lines. Recycled commodity pricing was a significant headwind for our Canadian segment and fuel surcharges were essentially flat year-over-year having no meaningful impact on revenues comparatively.

On a comparable basis, U.S. south segment gross revenues increased approximately $57,000. Acquisitions, core pricing, volume growth and higher fuel surcharges all contributed to higher revenues year-over-year. While revenue growth was primarily the result of contributions from acquisitions, we recognized core pricing growth in all business lines. A combination of higher commercial and residential collection pricing were the primary drivers of price improvements. Volume gains represent a mix of industrial and residential collection volume improvements partially offset by lower transfer and landfill volumes. Lower transfer and landfill volumes, including special waste volumes, were primarily concentrated in our Florida operations and reflect competitive pressures for volumes, compounded by a low economic growth environment. Lower recycled commodity pricing was a drag on this segment’s revenue growth year-to-year as well.

Revenues in our U.S. northeast segment declined approximately $19,600 year-over year. Not only were lower recycled commodity prices a significant contributor to lower revenues year-to-year, but lower transfer station and landfill volumes, including special waste volumes, and lower industrial collection volumes also contributed to the decline. Economic softness constrained available waste volumes in this segment and excess disposal capacity also fostered price sensitivity at our landfills. We continued to realize pricing improvements in our collection business lines and contributions to revenues from higher MRF volumes partially offset the aforementioned headwinds. We continued to invest in this segment and completed five tuck-in acquisitions. We generated additional revenues from these acquisitions, and from the three acquisitions we completed in 2011, which in total contributed an additional approximately $10,900 to revenues in 2012. Marginally higher fuel costs were passed through to customers.

Net income

Included in net income are some or all of the following: restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expense, net income tax expense or recovery and net income or loss from equity accounted for investee.

2013-2012

The increase in net income is detailed in the Review of Operations section of this MD&A.

2012-2011

Net income was higher in 2012 due to the goodwill impairment charge and a succession charge that we recognized in 2011 which resulted in a significant net loss for that year. Operating income was impacted by a decline in recycled commodity pricing which was the largest single headwind in 2012 partially offset by acquisitions, core pricing growth and a reduction in bonus accruals and long-term incentive plan expense. Interest on long-term debt benefited from Canadian and U.S. facility re-pricing completed in the third quarter of 2011. In the fourth quarter of 2012 we entered into a consolidated facility which included drawings under the senior secured term B facility. Drawings under the senior secured term B facility bear interest at a higher rate than interest borne on revolving advances and therefore, partially offset the benefit realized from the pricing amendments noted above.

Total assets

2013-2012

Total assets declined by approximately $83,000. The decline comprises an approximately $15,800 decrease in total U.S. assets and a decrease of approximately $67,200 in total Canadian assets.

The decline in total U.S. assets is attributable to a decrease of approximately $42,200 for intangible assets, partially offset by an increase in capital and landfill assets, approximately $13,600, $15,800, respectively. The decline in intangible assets is the result of amortization outpacing additions. Intangible assets recognized on acquisition this year totaled approximately $900, compared to the approximately $43,100 of recorded amortization. The increase in capital assets year-over-year is due to current year additions and acquired capital exceeding amortization. Current year additions totaled approximately $103,800 and are addressed in greater detail in the Other Performance Measures section of this MD&A, while capital assets acquired in the current year weren’t significant at approximately $1,200. Capital asset amortization, at approximately $93,600, partially offset the combination of purchased and acquired capital assets in the year. Landfill assets were also higher year-over-year. Landfill asset additions, excluding capitalized asset retirement obligations, totaled approximately $52,500 in 2013. Investments made at our Seneca Meadows landfill in our U.S. northeast segment accounted for better than 44% of the total current year spend at approximately $23,200. Cell construction at several landfills in the current year, including JED, Champ and our Jefferson Parish landfill, also contributed to the $52,500 of current year spending. Landfill asset amortization, excluding the amortization of capitalized asset retirement obligations, amounted to approximately $42,600 in the current year and reflects normal course amortization of construction and permit related investments.

Total Canadian segment assets declined year-to-year and the change in FX represents approximately $84,500 of the decrease. Excluding the impact of FX, total Canadian segment assets increased by approximately $17,300 year-over-year and is partly attributable to an increase in capital and other assets, approximately $22,300 and $20,500, respectively, partially offset by a decline in intangible and landfill assets, approximately $20,400 and $14,300, respectively. The balance of the increase is due to higher funded landfill post closure costs, higher investments, higher landfill development assets and higher deferred financing costs. The increase in Canadian segment capital assets is due to additions outpacing amortization. Total current year additions, approximately $104,400, exceeded current year amortization which totaled approximately $59,100. Current year additions are addressed in greater detail in the Other Performance Measures section of this MD&A. Asset disposals in the year amounted to approximately $11,000 and similar to amortization was a partial offset to current year additions. Disposals of properties as a result of organic growth and contract wins or due to contract losses is the primary reason for our current year disposal of properties in both central and western Canada. In the current year, we also recognized a significant change to working capital related to the timing of purchases relative to spend which totaled approximately $15,800 and partially offset the increase to capital assets in Canada from current year additions. The increase in other assets is almost entirely attributable to interest rate swaps we entered into in the current year. The increase in funded landfill post-closure costs reflects our continued funding of our post-closure care obligation in respect of our Lachenaie landfill to a social utility trust. The increase in our investments is principally attributable to our current year 19.9% stake in TerraCycle Canada ULC (“TerraCycle”), approximately $1,000 and the receipt of a C$750 promissory note from our equity accounted investee. Landfill development assets continued their rise year-over-year and reflect our continued effort to develop a replacement landfill for our recently closed Calgary landfill. Finally, deferred financing costs increased year-over-year due to the amending agreement we entered into the final quarter of the current year which outpaced amortization of this asset. The aforementioned increases to total Canadian segment assets were partially offset by declines in intangible and landfill asset balances. With no meaningful acquisitions completed in the current year, intangible asset additions were less than approximately $100, while amortization in the current year totaled approximately $19,800. The decline in landfill assets year-to-year is due to amortization, excluding the amortization of capitalized asset retirement obligations, approximately $27,000, outpacing additions, approximately $13,200, which also excludes capitalized asset retirement obligations. Landfill asset additions represented cell development in the current year which were most pronounced at our Coronation, Winnipeg, Lachenaie and Ridge landfills.

2012-2011

Total assets increased approximately $398,000. The change comprised an approximately $258,900 increase in total U.S. assets and an increase of approximately $139,100 in total Canadian assets.

The increase in total U.S. assets was attributable to an increase in goodwill, capital and intangible assets, accounts receivable and cash and cash equivalents, approximately $118,000, $69,300, $28,900, $17,400 and $12,300, respectively. The increase in goodwill was attributable to acquisitions completed 2012. Acquisitions completed in our U.S. south segment and two acquisitions completed in our U.S. northeast segment in the last half of 2012, contributed approximately $94,700 to the year-to-year increase in goodwill. The increase in capital assets is due to current year additions and acquired capital exceeding amortization. Capital assets acquired in 2012, were due in large part to the acquisitions referenced above, and together represent approximately $50,800 of the approximately $62,300 increase in capital assets attributable to acquisitions. The increase in intangible assets is similar to capital, whereby acquisitions outpaced amortization. Intangible assets recognized on acquisition totaled approximately $67,100 compared to the approximately $38,200 of amortization in 2012. The increase in accounts receivable is largely attributable to acquisitions completed in 2012, which contributed approximately $9,600 to the year-to-year increase. The balance of the increase in accounts receivable is due to timing and a stronger comparative operating performance in the fourth quarter of 2012 versus 2011. Cash and cash equivalents also increased comparatively, and the increase is simply a function of timing.

The increase in total Canadian segment assets was due in part to FX, approximately $28,200. Our Canadian segment also realized increases in capital assets, goodwill and accounts receivable, approximately $82,100, $36,700 and $9,500, respectively. The increase in capital assets was a function of 2012 additions, acquired capital, FX and an increase in working capital outpacing amortization. Capital assets acquired by way of acquisition represent approximately $28,100 of the year-to-year increase, while the impact of working capital changes and FX account for approximately $17,300 and $7,200 of the increase, respectively. Acquisitions completed in the central and eastern areas of Canada during 2012 were the primary contributors to the increase in capital assets acquired. The increase in working capital represents capital assets purchased which remained unpaid at the end of the year. The increase in goodwill is entirely a function of acquisitions completed in 2012 and the increase in accounts receivable is attributable to acquisitions as well.

Total long-term liabilities

2013-2012

Total long-term liabilities decreased approximately $94,600, comprised of $86,100 in Canada and $8,500 in the U.S.

The decline in our U.S. segments total liability balance is due to the $45,000 repayment of the Seneca IRB. The IRB was repaid from drawings under the consolidated credit facility which is characterized as debt of our Canadian segment. Partially offsetting the reduction resulting from this repayment was an increase in deferred income tax liabilities of approximately $27,700. In 2013, our U.S. segment utilized losses available to shelter income otherwise subject to tax thereby eroding its deferred tax asset, which is recorded against deferred tax liabilities on our balance sheet. Landfill closure and post-closure costs also increased year-to-year, approximately $8,800, reflecting higher current year provisions relative to this year’s spending requirements.

Similar to the decline in total Canadian segment assets, the change in FX was the primary reason for the drop in total Canadian segment liabilities. When the change in FX is excluded, total liabilities in Canada rose year-to-year. Other liabilities represent the largest single increase at approximately $11,300, which is almost entirely attributable to the interest rate swaps we entered into in the last half of the current year. Long-term debt balances were also up in Canada year-over-year, which as noted in the U.S. segment discussion is largely a function of the IRB repayment made from drawings on the consolidated facility. Long-term debt repayments made in the current year from excess cash generated in the business partially offset the rise in long-term debt stemming from the IRB repayment. Finally, landfill closure and post-closure costs also increased year-to-year, approximately $3,300, reflecting higher current year provisions relative to this year’s spending requirements.

2012-2011

Total long-term liabilities increased approximately $408,300. The increase was due in large part to higher long-term debt borrowings for our U.S. operations on account of acquisitions we completed in 2012. Our U.S. segment also financed over half of our share repurchases in 2012. Total liabilities in our Canadian business also increased. The primary reason for this increase was due to higher long-term debt levels which are the result of acquisitions and share repurchases in 2012. The balance of the increase was due to higher deferred tax liabilities in our U.S. segment. Timing differences between the carrying value of capital assets relative to their tax values represents approximately $25,600 of the increase, of which approximately $4,900 is attributable to acquisitions completed in 2012. A significant portion of the remaining increase in deferred tax liabilities was due to our U.S. business taking advantage of bonus depreciation in 2012.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2013	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$192,075	$199,053	$198,855	$179,094	$769,077
U.S. south	220,896	223,437	220,988	211,567	876,888
U.S. northeast	89,036	98,175	96,964	95,899	380,074
Total revenues	$502,007	$520,665	$516,807	$486,560	$2,026,039
Net income	$36,242	$20,094	$32,293	$29,341	$117,970
Net income per weighted average share, basic	$0.31	$0.17	$0.28	$0.25	$1.02
Net income per weighted average share, diluted	$0.31	$0.17	$0.28	$0.25	$1.02
Adjusted net income(A)	$33,417	$31,348	$35,290	$27,097	$127,152
Adjusted net income(A) per weighted average share, basic	$0.29	$0.27	$0.31	$0.24	$1.10
Adjusted net income(A) per weighted average share, diluted	$0.29	$0.27	$0.31	$0.24	$1.10

2012	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$199,021	$205,696	$198,179	$173,918	$776,814
U.S. south	201,725	195,678	195,521	187,407	780,331
U.S. northeast	95,076	85,835	81,735	76,950	339,596
Total revenues	$495,822	$487,209	$475,435	$438,275	$1,896,741
Net income	$11,753	$32,158	$28,377	$22,069	$94,357
Net income per weighted average share, basic	$0.10	$0.28	$0.24	$0.19	$0.81
Net income per weighted average share, diluted	$0.10	$0.28	$0.24	$0.19	$0.81
Adjusted net income(A)	$28,152	$32,122	$28,847	$24,066	$113,187
Adjusted net income(A) per weighted average share, basic	$0.24	$0.28	$0.25	$0.20	$0.97
Adjusted net income(A) per weighted average share, diluted	$0.24	$0.28	$0.25	$0.20	$0.97

2011	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$185,590	$203,350	$196,734	$171,920	$757,594
U.S. south	185,426	190,537	179,177	168,175	723,315
U.S. northeast	86,196	96,635	93,601	82,755	359,187
Total revenues	$457,212	$490,522	$469,512	$422,850	$1,840,096
Net (loss) income	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
Net (loss) income per weighted average share, basic	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Net (loss) income per weighted average share, diluted	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Adjusted net income(A)	$37,995	$35,105	$33,674	$28,229	$135,003
Adjusted net income(A) per weighted average share, basic	$0.32	$0.29	$0.28	$0.23	$1.12
Adjusted net income(A) per weighted average share, diluted	$0.32	$0.29	$0.28	$0.23	$1.12

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Total
2013	$201,651	$206,561	$203,353	$180,689	$792,254
2012	$197,336	$204,767	$200,087	$174,130	$776,320
2011	$190,057	$199,290	$190,596	$169,513	$749,456

2013 less 2012 revenues	$4,315	$1,794	$3,266	$6,559	$15,934
2012 less 2011 revenues	$7,279	$5,477	$9,491	$4,617	$26,864

2013-2012

Revenues in Canada grew in the first quarter of 2013 compared to the first quarter of 2012. Acquisitions and higher core pricing across all service lines were the primary contributors to the growth in revenues. As expected, volumes declined due to the loss of municipal commercial and residential contracts in both western and central Canada last year. Residential contract wins, which commenced in 2013, did not offset the loss of volumes on a comparative basis. From a landfill perspective, special waste and soil volumes were strong across all sites in Canada, excluding the Ridge landfill. Ridge landfill volumes were impacted by a combination of weather and the sluggish economy in central Canada. Fuel surcharges were up marginally in Canada, while commodity pricing lagged prior year marks and was a drag on comparative revenue performance.

In the second quarter of 2013 revenues in Canada increased period-over-period. Acquisitions and higher core pricing across almost every service line were the primary contributors to revenue growth on a comparative basis. As noted, we lost certain contracts in the latter half of 2012 and these lost contracts were only partially offset by municipal contract wins. As a result, volumes declined on account of net contract losses resulting in lower comparative revenues. Excluding the impact on revenues of these net contract losses, Canadian revenues would have increased versus the same quarter last year. On a comparative basis, higher industrial collection volume in Canada was a bright spot of improvement in the period. Volume improvements in our industrial service line were most pronounced in central Canada as volumes were ramped up in anticipation of opening of our new C&D waste reduction facility. Special waste and soil volumes were stronger than the comparative period in western Canada and would have been stronger had the weather been less inclement in June. However, volumes were noticeably weaker at our central Canadian sites. Our Ridge and Ottawa landfill volumes were impacted by a combination of weather, the sluggish economy and competing demand for volumes. In the first quarter we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines, and the second quarter was no different with competitive and pricing pressures continuing to hold back revenue growth. Fuel surcharges were marginally ahead of the prior period marks and lower commodity pricing resulted in a drag on revenue performance period-over-period.

Third quarter revenues in Canada grew period-over-period. Acquisitions and higher core pricing across all service lines were the primary contributors to revenue growth on a comparative basis. The loss of certain contracts in the latter half of 2012 was only partially offset by municipal contract wins in the current year. As a result, volumes declined on account of net contract losses which resulted in lower period-to-period revenues. In addition, the Calgary closure contributed to the decline in revenues from landfill volumes. Excluding the impact on revenues of the net contract losses and the Calgary closure, Canadian revenues would have increased further over the same period a year ago. On a comparative basis, industrial and commercial volumes improved period-to-period. Volume improvements in our industrial service line were strongest in western Canada which is a reflection of the economic strength in this area of Canada. At our landfills, special waste and soil volumes were stronger than the comparative period in western Canada, excluding Calgary, and were mixed in central Canada. Lower landfill volumes in eastern Canada were the result of a significant third party waste provider redirecting their waste volumes to another landfill in the region since being acquired, coupled with elevated competition for waste volumes in other markets. In the first and second quarters we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines and the third quarter trend was largely unchanged. Fuel surcharges were slightly off prior period marks, due to marginally lower diesel fuel costs. Higher commodity pricing gave us a slight lift to revenue performance period-over-period.

In the fourth quarter of 2013, Canadian revenues grew over the same period last year. However, when Canadian segment revenues are expressed in U.S. dollars, Canadian segment revenues declined period-to-period on account of the FX impact. The primary contributor to stronger revenue performance came from core pricing and to a lesser extent acquisitions. Pricing in our collection lines increased comparatively and landfill pricing was also up period-to-period. Volumes on the other hand were down, due to lost contracts and the Calgary closure. Commodity pricing impacted current period revenues favourably while fuel surcharges were down slightly on the quarter.

2012-2011

Revenues grew in each quarter of 2012 compared to each comparative period in 2011. Acquisitions, coupled with core pricing and fuel surcharge improvements, are the primary reasons for the quarterly growth in each period. Volume improvements also contributed to revenue growth in each of the first two quarters of the year, but lower third quarter industrial, transfer station and commercial volumes collectively contributed to a third quarter decline revenue growth from volume improvements. Lower third quarter industrial volumes were the result of economic softness in central Canada, while lower transfer station volumes were largely attributable to the temporary closure of a transfer station in central Canada that was slated for infrastructure investment and revitalization. In the fourth quarter of 2012, we also experienced a decline in volumes. Lower volumes were due in large part to lower residential collection volumes due to the net loss of residential contracts in Canada. The temporary closure of a transfer station facility in central Canada and particularly weak special waste volumes in western Canada were also contributors to the volume decline in the fourth quarter of 2012. We attributed lower special waste volumes to delayed project starts in the quarter due to harsh weather conditions. The decline in recycled commodity pricing that began in the fourth quarter of 2011 was a headwind to revenue growth in each comparative quarter in 2012.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be unstable, and this instability can impact certain services we offer and the revenues we generate from them. Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Total
2013	$220,896	$223,437	$220,988	$211,567	$876,888
2012	$201,725	$195,678	$195,521	$187,407	$780,331
2011	$185,426	$190,537	$179,177	$168,175	$723,315

2013 less 2012 revenues	$19,171	$27,759	$25,467	$24,160	$96,557
2012 less 2011 revenues	$16,299	$5,141	$16,344	$19,232	$57,016

2013-2012

Our U.S. south segment continued to perform and delivered revenue growth from acquisitions, core price and volume improvements and higher fuel surcharges in the first quarter of 2013 compared to the first quarter of 2012. While the most significant contribution to this segment’s revenue growth was acquisitions, core price improvements in all service lines delivered higher revenues as well. Volumes also contributed to total revenue growth, albeit not across all service lines. Industrial volumes were a significant component of this segment’s growth in revenues, derived most notably from our operations in Texas. Lower commercial volumes in our Florida operations and lighter overall volumes across all landfills in this segment partially offset the volume gains from our industrial service lines. We passed higher fuel costs through as fuel surcharges and the decline in comparative commodity pricing wasn’t meaningful on a comparative basis.

In the second quarter of 2013, our U.S. south segment continued to perform well and delivered revenue growth from acquisitions, core price and volume improvements in almost every business line compared to the same period last year. The most significant contribution to this segment’s revenue growth was acquisitions. However volume growth was also significant contributor to comparative second-quarter growth. Higher industrial volumes realized in our Texas operations were a significant component of this segment’s growth in revenues attributable to volume. Revenues were also higher on account of stronger landfill volumes, which were due in large part to second quarter contributions from the Jefferson Parish landfill which commenced operations in the current year. The combination of lower fuel surcharges and comparative commodity pricing resulted in lower comparative revenues period-over-period.

Our U.S. south segment continued to perform well in the third quarter of 2013 and delivered revenue growth from acquisitions, core price and volume improvements in almost every line of business. The most significant contribution to this segment’s revenue growth was acquisitions. Notwithstanding, volume growth was also significant and advanced revenues period-to-period. Industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth in revenues attributable to volume and this growth reflects the nature of the economic environment in this region. Revenues improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill we commenced operating in the current year, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. The combination of higher fuel surcharges and higher commodity pricing led to improved revenues as well.

The performance of our U.S. south segment was once again strong in the fourth quarter this year. Revenues grew quarter-to-quarter from acquisition, core price and volume improvements in every service line. Acquisitions continued to drive comparative revenue growth and volumes were also strong in the quarter. Strong landfill volumes was the primary contributor to the revenue improvement from volumes, due in part to the Jefferson Parish landfill, which we commenced operating in the current year, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida. Commodity pricing was also favourable on a comparative basis, while fuel surcharges were down comparatively, on lower diesel fuel costs.

2012-2011

Comparative revenues increased in each quarter of 2012 primarily as a result of acquisitions. Revenue improvements also came from overall core pricing improvements across all service lines and from fuel surcharges. Our U.S. south segment realized a decline in revenues attributable to volume contributions in each of the first two quarters in 2012 due to lower special waste volumes, coupled with the loss of a residential collection and disposal contract. In the third quarter of the year, residential contract wins supported the increase in revenues from volume improvements and fourth quarter volumes were higher across all service lines. Lower recycled commodity pricing was a persistent headwind for every quarter in 2012.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total
2013	$89,036	$98,175	$96,964	$95,899	$380,074
2012	$95,076	$85,835	$81,735	$76,950	$339,596
2011	$86,196	$96,635	$93,601	$82,755	$359,187

2013 less 2012 revenues	$(6,040)	$12,340	$15,229	$18,949	$40,478
2012 less 2011 revenues	$8,880	$(10,800)	$(11,866)	$(5,805)	$(19,591)

2013-2012

Revenues in our U.S. northeast region increased between the first quarter of 2013 and the first quarter of 2012. Acquisitions delivered the most significant contribution to revenue growth, but volume improvements weren’t far behind. Waste volumes from the Sandy clean-up were the most significant contributor to this segment’s volume performance in the quarter. We also realized pricing improvements or achieved stable pricing across all service offerings, and these improvements were most notable in our collection and transfer station disposal lines. Higher fuel pricing was passed through as fuel surcharges and marginally weaker commodity pricing didn’t have a significant impact on revenues between quarters.

In the second quarter of 2013 revenues in our U.S. northeast segment increased over the same period last year. Acquisitions delivered the most significant contribution to revenue growth and volume improvements from the transfer station line of business also contributed to the increase in revenues comparatively. Higher transfer station volumes more than offset lower MRF and landfill volumes relative to the same period a year ago. The decline in MRF volumes relates to the closure of a facility in the fourth quarter of 2012, while lower landfill volumes reflect delayed special waste projects in the region, coupled with inclement weather. In the second quarter of 2013 we sold select assets in Long Island, New York which affected volume improvement on a comparative basis. Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in an improvement to revenues period-to-period from pricing improvements across all service lines. Fuel surcharges, while up marginally, were not a significant contributor to revenue growth period-over-period and weaker commodity pricing was a drag on comparative revenue performance between quarters.

Our U.S. northeast segment’s third quarter revenue growth was primarily from acquisitions. Volume improvements were most significant in this segment’s transfer station line of business, which more than offset lower MRF volumes compared to the same period last year. The decline in MRF volumes relates to the closure of a facility in the fourth quarter of 2012 due to Sandy which rendered the facility unusable and which coincided with the expiration of this facility’s lease. In the third quarter of 2013, landfill volumes recovered from the second quarter delay of special waste projects. In the second quarter of 2013 we sold select assets in Long Island, New York and this sale negatively affected comparable volume improvements in the third quarter of 2013. Revenues from volumes were also lower than the prior year mark due to our termination of less profitable business, which was more than offset by our implementation of effective pricing strategies quarter-over-quarter. Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in improved revenues period-to-period across all service lines. Fuel surcharges, while up marginally, did not contribute significantly to revenue growth period-over-period and slightly higher commodity pricing contributed to revenue improvements quarter-to-quarter.

Revenues in our U.S. northeast segment declined comparatively in the fourth quarter. The impact of Sandy was a significant contributor to the comparative decline in revenues. Excluding Sandy, acquisitions contributed to current quarter revenue improvement and core pricing was up across almost every service line. The mix of materials received at our landfills and competitive pressures in this segment for landfill volumes, coupled with competitive pricing for these volumes, led to a very slight decline in comparative landfill pricing. Core price improvements were most prevalent in our commercial collection service line, representing the bulk of the improvement to revenues from core price growth. Beyond the direct impact on volumes from Sandy, volumes were also down quarter-over-quarter due to the closure of a recycling facility late in the fourth quarter of 2012 as a result of Sandy, which rendered the facility unusable. Volumes were also down from the prior period mark due to our termination of less profitable business in the quarter. However, our execution of effective pricing strategies more than offset the impact to revenues from reduced volumes in the period. The net impact of fuel surcharges and commodity prices was insignificant, but down marginally period-to-period.

2012-2011

Revenues in our U.S. northeast region declined between the first, second and third quarters of 2012 versus the same periods a year ago, while fourth quarter revenues exceeded the mark set in 2011. Acquisitions were the primary contributor to the fourth quarter revenue improvement on a comparative basis, but better pricing also contributed and was up across all business lines, with the exception of pricing at our landfills due to the mix of materials received at certain sites. Sandy had a positive impact on volumes in the fourth quarter compared to the previous year, most notably in our transfer station and landfill business lines. For the first, second and third quarters, our U.S. northeast segment realized volume unit gains in 2012 from its collection service lines; however these gains were muted by lower transfer station and landfill volumes, including special waste volumes. Lower comparative pricing also contributed to the comparative declines, principally attributable to lower pricing for recycled commodities. This segment has been hardest hit by economic stagnation, which has contributed to lower available waste volumes, and excess landfill capacity in a price sensitive environment. Marginally higher fuel costs were passed through to customers in all four quarters and lower recycled commodity pricing was a headwind in all four quarters of 2012 as well.

Net income or loss

	Q4	Q3	Q2	Q1	Total
2013	$36,242	$20,094	$32,293	$29,341	$117,970
2012	$11,753	$32,158	$28,377	$22,069	$94,357
2011	$(296,188)	$40,347	$36,607	$23,098	$(196,136)

2013 less 2012 net income	$24,489	$(12,064)	$3,916	$7,272	$23,613
2012 less 2011 net (loss) income	$307,941	$(8,189)	$(8,230)	$(1,029)	$290,493

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business. Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expense, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables. Net income has also been impacted by net income tax expense or recovery and net income or loss from our equity accounted investee.

2013-2012

Net income in the first quarter of 2013 was higher than the mark posted in the first quarter of 2012. The primary reason for the increase reflects a stronger operating performance, largely due to acquisitions, Sandy clean-up volumes and net organic growth. Unlike the prior year quarters where commodity price declines were a significant headwind on our operating results and, by extension, net income, commodity pricing, while down from the first quarter in 2012, did not have a significant impact on first quarter net income on a comparative basis. Interest on long-term debt was higher, due largely to acquisitions and share repurchase activity in 2012. Interest rates, on balance, were also up, mostly on account of interest borne on the term B tranche of our consolidated facility. Gains on financial instruments were also up comparatively, due to our hedges for diesel fuel, foreign currency exchange agreements and interest rate swaps. Income tax expense was also higher in the first quarter of 2013 compared to the same period in 2012, largely on account of our operating performance.

Net income in the second quarter of 2013 was higher than net income in the second quarter of 2012. From an operating perspective, operating income was slightly lower in the second quarter of 2013 compared to the same period last year. Improvements to EBITDA(A) from acquisition and net organic growth, were partially offset by higher stock option expense. The comparative increase in amortization expense is due in large part to acquisitions, but this increase was entirely offset by gains posted on the sale of redundant operating facilities in western and central Canada and select asset sales in Long Island, New York. Interest expense was higher due in large part to higher outstanding borrowings which is the result of prior year acquisitions and share repurchases. A foreign currency exchange gain recorded in the second quarter of 2013 fully offset the comparative increase in interest expense. This gain was from a foreign currency exchange agreement we entered into in connection with the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries. Gains on interest rate swaps, partially offset by higher losses on fuel hedges and foreign currency exchange agreements, sent losses on financial instruments lower in the second quarter of 2013 compared to the second quarter of 2012. Overall, income taxes were lower in the second quarter this year versus the same period last year. The single largest contributor to the decline was the recognition of a current income tax recovery as a result of the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013. This bill allowed us to recognize property losses that would have otherwise been lost to us in connection with the wind-up of our business when we operated as an income trust.

Third quarter net income was lower than the amount posted in the third quarter of 2012. Revenue improvements were strong on a comparative basis, but higher operating expenses, partly attributable to higher insurance and claims costs, higher labour and repairs and maintenance expenditures, acquisitions and overall mix of revenue growth lessened the benefit of revenue improvements we realized. We also closed our Calgary landfill at the end of the second quarter, which also had a negative impact on both revenues and operating costs. SG&A expenses were also higher due to higher stock option expense, the reversal of incentive compensation costs in 2012, lease exit costs and higher than expected compensation tied to the Company’s share price. Amortization expense was also higher on a comparative basis, and included a third quarter charge for the revocation of a redundant transfer station operating permit that we acquired in 2010. Amortization expense was also higher due to acquisitions completed in 2012 and to a lesser extent 2013. The sum of these period-to-period changes resulted in lower operating income in the third quarter of 2013 compared to the same period last year. Interest expense was largely unchanged period-to-period, but we recorded higher foreign exchange losses in 2013 due to the cash settlement of all intercompany balances existing between our U.S. and Canadian operations. We also recognized higher losses on financial instruments which were primarily attributable to the interest rate swaps we entered into in the third quarter of 2013. Finally we recorded lower income tax expense as a result of generating lower income before tax for the reasons outlined above. We did benefit however, from a lower overall tax rate as a result of implementing our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

Net income in the fourth quarter of 2013 was higher than net income of the same period a year ago. The largest single reason for the increase is due to the loss we recorded in the fourth quarter of 2012 on the extinguishment of debt. In the fourth quarter of 2012, we entered into a consolidated credit facility agreement and concluded that the modification of previously existing debt facilities constituted an extinguishment of debt. Accordingly, we recorded a charge of approximately $16,900 in the prior year quarter on the extinguishment. We also recorded a debt extinguishment charge in the fourth quarter of this year as a result of repaying a previously issued IRB, but the current period charge was a much lower amount. Net income in the fourth quarter of the current year also benefited from gains recognized on financial instruments compared to the same quarter last year. The primary reason for the current quarter gain is due to interest rate swaps we entered into in the current year on notional borrowings of approximately $535,000. Net income in the current year quarter also benefited from the third quarter of 2013 implementation of our long-term financing structure. The implementation of this structure is the primary reason for the decline in net income tax expense quarter-to-quarter. Net income was lower comparatively due to higher interest expense. Higher interest expense is, in part, the result of interest rate swaps entered into the last half of 2013, which gave rise to an approximately $1,700 increase in comparative interest charges. In addition, we entered into an amending agreement in respect of our consolidated facility and incurred additional fees in this regard. Accordingly, higher deferred financing cost amortization charged to interest expense, this quarter compared to last, represents approximately $300 of the increase in interest expense comparatively. Partially offsetting these increases to interest expense, and by extension lower net income quarter-to-quarter, were lower overall borrowings, better borrowing spreads on amounts borrowed and lower borrowing costs incurred due to the repayment of our Seneca IRB. Operating income was lower quarter-over-quarter on higher revenues. The primary reason for this result is the Calgary closure. We also incurred higher bad debt expense in the period and did not recognize the same benefit recorded in the prior period from a reduction to bonus and LTIP plan compensation expense.

2012-2011

Net income for the first three quarters of 2012 was lower than net income posted in the first three quarters of 2011. While we benefited from lower interest and income tax expense in each of the first three quarters in 2012, weaker comparative recycled commodity pricing and the performance of our U.S. northeast segment overshadowed these benefits. On a positive note, we did recognize stronger comparative performances in our Canadian and U.S. south segments and contributions from acquisitions in each of these periods. In the fourth quarter of 2012, net income was higher than the amount posted in 2011. The goodwill impairment charge recorded in the fourth quarter of 2011 was the primary reason for this period’s improvement.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take. Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

2013-2012

Net income per weighted average share was higher in the first, second and fourth quarters of 2013 versus the same periods last year and lower in third quarter comparatively. The improvement or decline in net income is outlined above. The comparative decline in weighted average shares outstanding positively contributed to net income per weighted average share in all current year quarters and is due to the repurchase of shares in the prior year.

2012-2011

Net income per weighted average share was higher in the fourth quarter of 2012 compared to the same quarter a year ago. The write-off of goodwill in the fourth quarter of 2011 was the most significant contributor to the prior period loss per share and by extension improvement in the 2012 measure. For the second and third quarters of 2012, net income per weighted average share was lower than the comparative periods even though our weighted average shares outstanding continued to decline as a result of share repurchases in both 2012 and 2011. The weak performance of our U.S. northeast segment, coupled with lagging recycled commodity pricing, which impacted all segments, overshadowed organic and acquisition growth. Net income per weighted average share in the first quarter of 2012 was on par with the same measure in the first quarter of 2011.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013(*)	2013(*)	2013	2012(*)	2012(*)	2012

Accounts receivable	$114,772	$114,776	$229,548	$123,115	$115,843	$238,958
Intangibles	$74,464	$145,614	$220,078	$100,010	$187,837	$287,847
Goodwill	$383,473	$521,874	$905,347	$409,296	$519,818	$929,114
Landfill development assets	$14,413	$5,834	$20,247	$11,843	$7,872	$19,715
Capital assets	$379,206	$558,046	$937,252	$383,066	$544,452	$927,518
Landfill assets	$180,706	$772,025	$952,731	$207,485	$756,235	$963,720
Working capital position (deficit) - (current assets less current liabilities)	$4,658	$(4,956)	$(298)	$12,448	$(6,739)	$5,709

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - December 31, 2013 versus December 31, 2012

Change - Consolidated	$(9,410)
Change - Canada	$(8,343)
Change - U.S.	$(1,067)

The decline in consolidated accounts receivable is attributable to a decline in both our U.S. and Canadian segments. Our U.S. operations recognized a decline in accounts receivable, due in large part to Sandy related receivables recorded in the fourth quarter of the 2012. The decline in receivables attributable to Sandy, were partially offset by receivables owing to our Jefferson Parish landfill which commenced operations in the current year and a strong organic growth performance in the U.S. south. In Canada, lower receivable balances are due in large part to FX, which accounts for approximately $7,900 of the year-to-year decline. Operationally, our Calgary landfills’ accounts receivable balance declined as a result of this site’s closure to municipal solid waste at the end of the second quarter this year. Accordingly, the year-over-year decline for our Calgary site is approximately $1,100. In addition, the loss of a residential collection contract in eastern Canada last year, a portion of which remained unpaid at the end of 2012, was collected in 2013 which also led to a decline in accounts receivable on a comparative basis. Also, the settlement of a land transfer tax receivable also contributed to lower accounts receivable comparatively. Finally, a residential contract win which commenced this year in eastern Canada partially offset the aforementioned declines.

Intangibles - December 31, 2013 versus December 31, 2012

Change - Consolidated	$(67,769)
Change - Canada	$(25,546)
Change - U.S.	$(42,223)

In total, the decline in intangibles year-to-year is attributable to intangible asset amortization, approximately $62,900. We completed three acquisitions in the current year, and separately recorded a reduction to intangible assets resulting from new information that allowed us to finalize a component of a purchase price equation outstanding at the end of last year. Amortization in Canada and the U.S. was approximately $19,800 and $43,100, respectively, and Canadian segment amortization included an approximately $4,100 charge due to the revocation of an operating permit for a redundant transfer station we acquired in 2010. The balance of the change is attributable to FX, approximately $5,100.

Goodwill - December 31, 2013 versus December 31, 2012

Change - Consolidated	$(23,767)
Change - Canada	$(25,823)
Change - U.S.	$2,056

The decline in goodwill is due in large part to FX, approximately $26,500. Adjustments to goodwill in respect of prior period acquisitions recorded on a preliminary basis at December 31, 2012, coupled with goodwill recognized on three acquisitions completed in the current year, represents the balance of the change in goodwill year-to-year.

Landfill development assets - December 31, 2013 versus December 31, 2012

Change - Consolidated	$532
Change - Canada	$2,570
Change - U.S.	$(2,038)

The development of a replacement landfill in western Canada is the primary reason for the increase. Landfill development assets in Canada, and the related current year increase, reflects costs incurred to develop a replacement site for our Calgary landfill, partially offset by the change in FX. In our U.S. segment, the reclassification of previously recorded landfill development assets to landfill assets, approximately $1,100, was recorded on our exercise of an option to purchase buffer lands around our SLD landfill in our U.S. south segment. In addition, certain amounts were reclassified out of landfill development assets to better reflect the nature of the asset, which included security deposits in respect of prospective property purchases.

Capital assets - December 31, 2013 versus December 31, 2012

Change - Consolidated	$9,734
Change - Canada	$(3,860)
Change - U.S.	$13,594

Canadian segment capital assets declined, due in large part to the change in FX, approximately $25,400. Canadian segment additions totaled approximately $104,400, including capitalized interest and capital assets acquired by way of acquisition. Canadian growth spending was a significant contributor to additions in the current year, which included infrastructure spending at our Lachenaie landfill, the construction of a C&D waste diversion facility in central Canada and CNG vehicles and infrastructure spending for a residential contract win in central Canada that we began servicing in April 2013. These increases were partially offset by working capital changes and amortization, approximately $15,800 and $59,100, respectively. The change in working capital reflects the payment for capital assets purchased at the end of 2012 which were paid for in 2013. The sale of redundant operating facilities in western and central Canada was also a partial offset to higher additions year-over-year. The increase in U.S. segment capital assets is due to additions, approximately $103,800, outpacing amortization, approximately $93,600. The balance of the year-to-year change is due to non-cash changes and capital assets acquired by way of acquisition, partially offset by the sale of certain assets in our U.S. northeast segment.

Please refer to the Other Performance Measures — Capital and landfill purchases section of this MD&A for additional details of the comparative change in current period additions.

Landfill assets - December 31, 2013 versus December 31, 2012

Change - Consolidated	$(10,989)
Change - Canada	$(26,779)
Change - U.S.	$15,790

In total, landfill assets declined year-to-year. Total consolidated additions, approximately $65,700, were outpaced by FX, approximately $12,900, and amortization, approximately $69,600 (expressed net of amortization attributable to capitalized landfill retirement obligations). Working capital and other non-cash amounts represent the balance of the change.

In our Canadian business, landfill asset additions were approximately $13,200, while capitalized landfill retirement obligations were approximately $4,300. Additions represent cell or site development expenditures incurred principally at our Coronation, Winnipeg, Ridge and Lachenaie landfills. Working capital adjustments also served to increase landfill assets year-over-year. Amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $31,300, and together with FX more than offset landfill asset additions and capitalized landfill retirement obligations. In the U.S., additions were principally attributable to cell development at our Jefferson Parish, JED and Seneca Meadows landfills and, in total, additions were approximately $52,500 for the year. Land acquired near our SLD landfill also contributed to additions in the current year. Amortization was more than offset by landfill additions, capitalized landfill retirement obligations, working capital changes and other non-cash changes.

Working capital position - December 31, 2013 versus December 31, 2012

Change - Consolidated	$(6,007)
Change - Canada	$(7,790)
Change - U.S.	$1,783

Our working capital position declined in Canada and improved in the U.S.

In Canada, total current liabilities increased by approximately $7,400, excluding FX. The increase in total current liabilities is largely attributable to an approximately $10,900 increase in other liabilities which is due in large part to the fair value of interest rate swaps. In 2013, we entered into a series of interest rate swaps to fix the rate of interest on variable borrowings under our consolidated credit facility. Higher current year landfill closure and post-closure cost accruals, approximately $2,000, also contributed to the decline in the Canadian segments’ working capital position. The increase in closure and post-closure cost accruals is simply a function of the difference in expected timing of spend. The balance of the change is the result of an approximately $17,700 decline in accounts payable partially offset by an approximately $11,400 increase in accrued charges. The decline in accounts payable is due in large part to the decline in payables due in respect of capital expenditures. Included in prior year payables, was approximately $10,800 for CNG vehicles to service a new contract win which commenced in April 2013, approximately $3,500 in amounts owed in respect of our construction of a recycling facility in central Canada and approximately $3,500 in cheques issued but not released and therefore reclassified back into cash and accounts payable at the end of the year. The increase in accrued charges is the result of higher payroll related accruals, due principally to the timing of payment year-to-year, higher accrued stock based compensation, due in part to changes in the Company’s share price and share price volatility, and finally higher provincial and federal sales taxes owing, due largely to lower input tax credits from unpaid capital expenditures at the end of 2013.

Our U.S. business realized an improvement in its working capital position since December 31, 2012 despite the decline in total current assets of approximately $1,800. Higher cash and cash equivalent balances at the end of 2013 were offset by lower prepaid and accounts receivable balances year-over-year. The change in accounts receivable is due in part to a higher allowance for doubtful accounts provision recorded in the fourth quarter of 2013 compared to last year. Lower prepaid expenses is due to the prepayment of our purchasing card in 2012 that wasn’t repeated in the current year, while higher cash and cash equivalent balances are due in large part to the timing and receipt of payments and disbursements. The most significant contributor to lower current liabilities recorded in our U.S. business year-to-year is lower accrued charges, approximately $3,000. Year-over-year changes in accrued charges include lower accrued acquisition and related accruals which are due in part to only two acquisitions being completed in 2013, but more importantly due to the payment or reversal of holdback accruals pertaining to acquisitions completed in the prior year. This decline was partially offset by higher insurance, payroll and disposal accruals, which are largely attributable to timing, payment and recognition of expense and prior year acquisitions.

Disclosure of outstanding share capital

	December 31, 2013
	Shares	$

Common shares	115,175	1,773,734
Restricted shares	(322)	(6,654)
Total contributed equity	114,853	1,767,080

	February 13, 2014
	Shares	$

Common shares	115,175	1,773,734
Restricted shares	(322)	(6,654)
Total contributed equity	114,853	1,767,080

Normal course issuer bid (“NCIB”)

Effective August 21, 2013, we received approval for our NCIB to purchase up to 7,500 of our common shares. This approval expires on August 20, 2014 and daily purchases are limited to a maximum of 52.561 shares on the Toronto Stock Exchange (“TSX”). Once a week, we are permitted to purchase a block of our common shares, which can exceed the daily purchase limit as long as the block is not owned by an insider. All shares purchased will be cancelled.

For the year ended December 31, 2013, no common shares were purchased. In 2012, we purchased 3,155 common shares under our NCIB, which were cancelled, at a total cost of approximately $65,600.

As of February 13, 2014, no additional common shares have been purchased and settled.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding. Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding. Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2013
	Payments due
		Less than 1			Greater than 5
Contractual obligations	Total	year	1-3 years	4-5 years	years

Long-term debt (current and long-term)	$1,541,140	$5,275	$9,332	$992,814	$533,719
Interest on long-term debt(*)	207,705	39,972	119,915	47,429	389
Landfill closure and post-closure costs, undiscounted	672,245	10,332	25,002	23,202	613,709
Interest rate swaps	19,382	9,696	9,434	252	—
Operating leases	63,311	12,819	23,034	13,296	14,162
Capital leases	11,796	1,135	2,396	2,580	5,685
Other long-term obligations	19,744	—	1,692	1,128	16,924
Total contractual obligations	$2,535,323	$79,229	$190,805	$1,080,701	$1,184,588

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2013. Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at December 31, 2013, are as follows:

	Available		Letters of	Available
	lending	Facility drawn	credit	capacity

Credit Agreement
Revolving facility	$1,850,000	$983,481	$196,909	$669,610
Term B facility(*)	$495,000	$495,000	$—	$—

U.S. long-term debt facilities
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(**)	$64,000	$64,000	$—	$—
Other	$607	$607	$—	$—

Note:

(*)Available lending and facility drawn amounts are expressed before debt discount of approximately $1,900.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility. However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At December 31, 2013, funded debt to EBITDA is as follows:

	December 31, 2013	December 31, 2012

Funded debt to EBITDA	2.88	3.14
Funded debt to EBITDA covenant maximum	4.00	4.00

Consolidated facility

On December 31, 2013, advances under the consolidated facility were approximately $983,481, excluding amounts drawn on the senior secured term B facility, and total letters of credit amounted to approximately $196,900. Available capacity at December 31, 2013, excluding the accordion, was approximately $669,600 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 2.88 times. On a consolidated basis, long-term debt drawings declined since December 31, 2012, principally on account of focused repayment in the current year, coupled with no meaningful current year acquisitions and no current year share repurchases. A higher cash and cash equivalents balance at December 31, 2013, partially offset the decline in long-term debt drawings.

IRB — 2005 Seneca IRB Facility

In October 2005, we entered into a 30-year agreement with the Seneca County Industrial Development Agency. This agreement made $45,000 available to us to fund a portion of our Seneca Meadows landfill construction and equipment expenditures. The IRB originally bore interest at LIBOR less an applicable discount, but was remarketed in August 2008 at a fixed rate of 6.625% for a 5 year term maturing on October 1, 2013. On October 1, 2013, we drew on our consolidated facility and repaid this IRB in full. At current LIBOR borrowing rates and credit spreads, we expect to realize an annualized reduction in interest expense of approximately $2,000.

Interest rate swaps

In last half of 2013, we entered into interest rates swaps to fix the interest rate we incur on $535,000 of notional borrowings under our consolidated facility. At current LIBOR rates we expect to realize an annualized increase in interest expense of approximately $9,100 as a result of entering into these swaps.

Consolidated lending facility — initial drawing October 24, 2012

Effective October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debenture. The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (the “Company” or “Progressive”) and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility. The consolidated facility is comprised of a $500,000 seven-year senior secured term B facility, which was fully drawn on October 24, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”). The consolidated facility has a $750,000 accordion feature, which is available subject to certain conditions. Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes. Amounts drawn on the consolidated revolver, plus accrued interest, are repayable in full at maturity. The term B facility is subject to principal amortization of one percent per annum, payable quarterly. All final payment amounts outstanding under the term B facility, plus accrued interest, are repayable in full at maturity. The term B facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions. The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions. Excluded subsidiaries, real estate and certain equipment are excluded from the first priority perfected security requirement unless requested by the lenders. The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein. In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s (“S&P”) or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times. The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding. The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated. Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars. Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25% depending on the Company’s leverage ratio. Borrowings on LIBOR based or BA loans are LIBOR or BA plus 1.50% to 2.25% depending on the Company’s leverage ratio. BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%. Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%. For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans was no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans was no less than 1.0% per annum and the commitment fee was no less than 0.375%. If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum. Letter of credit and commitment fees are payable quarterly in arrears. Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA loans. Interest on LIBOR based loans is payable in arrears in accordance with the tenor of the drawing. Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S base plus 175 basis points.

Effective November 26, 2013, we entered into an amending agreement to our consolidated facility which allows for lower applicable margins on both the term B facility and consolidated revolver drawings. The amendment also extended the maturity of the consolidated revolver to October 24, 2018 and increased the thresholds for mandatory prepayments. All other significant terms were unchanged.

Canadian facility — repaid October 24, 2012

In June 2012, we gave notice to our Canadian facility lenders of our interest to exercise a portion of the accordion feature available to us under our Canadian facility. Effective July 19, 2012, total availability under the Canadian facility increased to C$595,000 from C$525,000. The accordion feature declined by a like amount from C$125,000 to C$55,000. All other significant terms remained unchanged.

U.S. facility — repaid October 24, 2012

In June 2012, we gave notice to our U.S. facility lenders of our interest to exercise a portion of the accordion feature available to us under our U.S. facility. Effective July 20, 2012, total availability under the U.S. facility increased to $1,253,600 from $1,122,500. The accordion feature declined by a like amount from $255,000 to $123,900. All other significant terms remained unchanged.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 2.88 times. Cash flows from acquisitions beyond the first year of operation will contribute to the improvement of funded debt relative to EBITDA in subsequent periods. Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship over subsequent periods.

Working capital

Our consolidated working capital deficit at December 31, 2013, is approximately $300. It is common for us to operate with a slight working capital position or deficit. Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others. Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs. Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, our consolidated revolver, net of interest rate swaps, and our IRBs are subject to interest rate fluctuations with bank prime and the 30 day rate on BAs or LIBOR. Term B facility drawings, $495,000, expressed before debt discount, consolidated revolver drawings, net of interest rate swaps, $198,481 and amounts drawn on our IRBs at December 31, 2013, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $4,950, $1,985 and $640, change in annualized interest expense, respectively. A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense. Accordingly, a $1,201 increase in interest expense reduces current income tax expense by approximately $300. Currently, our U.S. business has losses available to shelter income otherwise subject to tax. Accordingly, a $4,950, $784 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $2,400. The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities. Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full. Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the consolidated facility contains financial covenants that require us to meet certain financial ratios and financial condition tests. Failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedges and interest rate swaps at December 31, 2013

U.S. fuel hedges

	Notional
	amount
	(gallons per	Diesel rate
	month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
June 2012	62,500	$3.69	Diesel Fuel Index	November 2013	June 2014
May 2012	150,000	$3.85	Diesel Fuel Index	January 2014	December 2014
May 2012	150,000	$3.79	Diesel Fuel Index	January 2014	December 2014
June 2012	300,000	$3.73	Diesel Fuel Index	January 2014	December 2014
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

	Notional
	amount (litres	Diesel rate
	per month	paid
	expressed in	(expressed in
Date entered	litres)	C$)	Diesel rate received variable	Effective date	Expiration date

May 2012	260,000	$0.61	NYMEX WTI Index	January 2013	December 2014
May 2012	260,000	$0.60	NYMEX WTI Index	January 2013	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2014	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

		Fixed interest	Variable
		rate (plus	interest
	Notional	applicable	rate
Date entered	amount	margin)	received	Effective date	Expiration date
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
March 2011	$60,000	1.61%	0.25%	April 2011	July 2014
June 2011	$30,000	1.13%	0.25%	July 2011	July 2014
August 2013	$35,000	2.97%	0.25%	September 2013	September 2023
August 2013	$40,000	2.96%	0.25%	September 2013	September 2023
September 2013	$25,000	1.10%	0.25%	September 2013	September 2016
September 2013	$25,000	1.10%	0.25%	September 2013	September 2016
September 2013	$25,000	1.95%	0.25%	September 2013	September 2018
September 2013	$25,000	1.95%	0.25%	September 2013	September 2018
September 2013	$25,000	2.30%	0.25%	September 2013	September 2020
September 2013	$25,000	2.30%	0.25%	September 2013	September 2020
September 2013	$25,000	1.60%	0.25%	September 2013	September 2018
September 2013	$25,000	1.60%	0.25%	September 2013	September 2018
October 2013	$25,000	1.51%	0.25%	October 2013	September 2018
October 2013	$25,000	1.53%	0.25%	October 2013	September 2018
October 2013	$15,000	2.65%	0.25%	October 2013	September 2023
October 2013	$20,000	2.64%	0.25%	October 2013	September 2023
November 2013	$25,000	1.50%	0.25%	November 2013	September 2018
November 2013	$25,000	1.50%	0.25%	November 2013	September 2018
December 2013	$20,000	2.18%	0.25%	December 2013	September 2020
December 2013	$20,000	2.17%	0.25%	December 2013	September 2020
December 2013	$10,000	2.96%	0.25%	January 2014	September 2023
December 2013	$15,000	0.75%	0.25%	January 2014	September 2016
December 2013	$15,000	0.79%	0.25%	January 2014	September 2016
December 2013	$15,000	1.62%	0.25%	January 2014	September 2018
December 2013	$30,000	1.66%	0.25%	January 2014	September 2018

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and maintaining our credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, preclude us from entering into commodity swaps to hedge diesel fuel, other commodities or enter into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

Ratings

On March 26, 2013, S&P issued a rating of BB+ stable and on September 9, 2013 Moody’s issued a rating of Ba1 stable on our consolidated facility.

Cash flows

	Year ended
	December 31
	2013	2012	Change

Cash flows generated from (utilized in):

Operating activities	$450,735	$336,761	$113,974
Investing activities	$(261,766)	$(530,534)	$268,768
Financing activities	$(183,512)	$209,593	$(393,105)

Operating activities

Year ended

Overall, we expect working capital changes to reflect the growth in our business, be it organic or acquisition. We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments. Cash compensation payments accrued at the end of a year are typically made in the first quarter of the following year. We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

Compared to the prior year, cash generated from operating activities increased by approximately $114,000 over the mark set in 2012. For the year, non-cash working capital sources contributed approximately $80,200 to the year-to-year improvement, which is more fully discussed in the Financial Condition section of this MD&A. Net income was up approximately $23,600 over the prior year amount and details of this change are fully described in the Summary of Quarterly Results section of this MD&A.

Investing activities

Year ended

For the year ended December 31, 2013, we used approximately $268,800 less cash in investing activities than we did last year. In 2013, we invested fewer dollars in acquisitions year-over-year which accounts for approximately $279,000 of the decline. We did however use more cash to invest in capital assets, approximately $27,900, which included approximately $12,500 more infrastructure investment. Capital asset additions in the current year are more fully described in the Other Performance Measures section of this MD&A. Finally, higher proceeds on the sale of capital assets partially offset the additional investments we made in capital assets year-over-year. Proceeds from asset sales in the current year include the sale of redundant facilities in Canada and proceeds from the sale of select assets in Long Island, New York. Higher current year proceeds from the sale of assets also reflects our focus on return on invested capital.

Financing activities

Year ended

From a financing perspective, we elected to repay borrowings under our consolidated facility which was elevated as a result of several acquisitions completed in 2012. Comparatively, the net change in long-term debt proceeds and repayments represents an increased use of cash totaling approximately $466,800 year-over-year. This change is a function of approximately $110,700 of current year repayments compared to prior year borrowings of approximately $356,100. This change reflects very few current year acquisitions, coupled with our focus to repay drawn amounts, compared to a prior year acquisition and share repurchase focus that drove 2012 borrowings higher. Share repurchases in the prior year represented an approximately $65,600 use of cash compared to no share repurchases in 2013. Finally, lower deferred financing costs were incurred in the current year compared to last representing a lower use of cash between years.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future. We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

We use information from our financial statements, prepared in conformity with U.S. GAAP, in the preparation of our MD&A. Our financial statements include estimates and judgment that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities. On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, including assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment. Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider when making an estimate of the fair value of assets and liabilities. Due to the inherent complexity, judgment and uncertainty in estimating these amounts, actual amounts could differ significantly from our estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates. Both increases and decreases in cost estimates are recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques. Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs. Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise. An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods. All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A). Landfill amortization expense will decline by a similar amount. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance. If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase. Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure cost spending, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or its ability to operate as a going concern.

As landfills near the end of their active life any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to other longer-lived landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to engineering estimates for materials and labour to construct landfill capacity, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental regulation that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired. Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site. Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure a landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use. We don’t typically attract capitalized interest to landfill assets under construction until such time as the investment in the site exceeds $1,000. All amounts capitalized to landfill assets are amortized over the period in which the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination suggest that the likelihood of the reporting units fair value is less than its carrying amount is considered remote.

The impairment test is a two step test. The first test requires us to compare the fair value of our reporting units to their carrying amounts. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any. The fair value of goodwill is calculated in the same manner it would be in a business combination and represents the reporting units excess fair value over amounts assigned to its identifiable assets and liabilities. The fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. We utilize a discounted future cash flow approach to determine fair value, but also consider additional measures of value as well. Accordingly, we compare the fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA(A)

multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. In certain circumstances, alternative methods to determine fair value may prove more accurate. If our enterprise value declines as a result of share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2013, at which time we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts. The fair value of our U.S. northeast reporting unit also exceeded its carrying amount. We included the expected cash flows attributable to successfully securing a long-term contact with New York City in determining the fair value of our U.S. northeast reporting unit in step one of the goodwill impairment test. Should the prospects of securing a long-term contract with the city become less certain or we are not successful in the award of such contract, the fair value of our U.S. northeast reporting unit will be less than its carrying amount and we will be required to perform an impairment test to determine the resulting impairment loss. It is our belief that if we are not awarded the long-term contract with New York City, goodwill recorded in our U.S. northeast reporting unit would be impaired.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical and expected ability to generate income subject to tax. Should we be unable to generate sufficient income subject to tax, deferred tax assets resulting from unutilized loss carryforwards may not be available to us prior to their expiry. Looking forward, we will continue to defer the use of discretionary tax deductions in periods where the expiry of loss carryforwards may be impacted by their use with a view to maximizing our realization of these deferred tax assets. Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not. Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $64,600. In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

Accounting expense for landfill closure and post-closure costs are not deductible for tax on a similar basis, which results in us recognizing a deferred tax asset. We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site. We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims. For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels. We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates are applied to, but are not limited to, our allowance for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Comprehensive Income — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. The amendments are effective for reporting periods beginning after December 15, 2012, with early adoption permitted. This guidance did not have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee (“investee”)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining ownership interests are held by two trusts. The business conducted by each of these two companies is consistent with the business of our Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Effective April 1, 2013, we entered into an amending agreement to purchase the remaining 50% interest in our equity accounted investee no later than February 28, 2015. The purchase is subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the investee’s EBITDA for the preceding 12 month period multiplied by six or C$9,000. Certain conditions can accelerate the purchase or extend the commitment beyond February 28, 2015.

On January 31, 2014, we purchased the remaining 50% interest in our equity accounted investee for C$9,000.

Investments where we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. The equity method of accounting requires that we record our initial investment at cost. The carrying value of our initial investment is subsequently adjusted for our pro rata share of post-acquisition earnings or losses generated by the investee and also includes adjustment for business combination amounts recognized on our original investment, including amortization of intangible assets net of the related tax effect. Changes to the carrying amount of our original investment are included in our determination of net income. In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from our investee reduces the carrying value of our investment.

In December 2010, we received a promissory note from our equity accounted investee for C$750. The promissory note is repayable on demand with no fixed term to maturity. Interest on the note accrues at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity. The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions. In October 2013, we received an additional C$750 promissory note, having the same terms as the promissory note we received in 2010 from our equity accounted investee.

Transactions between us and our investee have all been transacted in the normal course of business. These transactions are the result of the investee billing us for services it provides to us that we bill to our customers. These transactions are measured at the exchange amount and we only recognize our share of the transaction. We incurred approximately $600 (2012 - $300) of charges for the year ended December 31, 2013 from our investee which are recorded to operating expenses.

Other

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary. Total charges of approximately $3,800 (2012 - $3,700) were incurred for the year ended December 31, 2013. Pricing for these transportation services is billed at market rates which approximates fair market value.

We lease office space that was owned by one of our former directors. The lease commenced in 2004 and has a lease term expiring in September 2014. The cost of the lease is approximately C$320 annually.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company. Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

Each of these transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders, continuing to grow the business, improving free cash flow(B) and improving returns on invested capital. Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases. Management’s objective is to continuously improve the business through revenue growth and effective cost management. New market entry, existing market densification and landfill development is our business focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of the waste we dispose of. In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them. Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement capital requirements and stable cash flows. We are committed to actively managing these strengths in the future.

Strategy

Increase collection density. Operating in high density urban markets provides us with the opportunity to develop significant collection density. Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new market entries that provide similar opportunities.

Optimize asset mix to improve return on capital. Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies. By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong adjusted EBITDA(A). We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. Specifically, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations, and when necessary shed unprofitable business to improve margins in this segment.

Generate internal growth. We seek to leverage our market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations. By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations. In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization. We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets. Internalization allows us to avoid third-party disposal fees and allows us to leverage the assets we have within our business. We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favourable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically. In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in the markets operate.

Pursue strategy enhancing acquisitions. We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategies and are accretive on a return on capital and free cash flow(B) basis. Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014, is our guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors. This press release is available at www.sec.gov and www.sedar.com.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with the objective of eliminating variability in our operating results and cash flows. However certain services and contracts make it difficult for us to recover fuel and commodity price variability. Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2014, we expect to realize revenue growth in Canada which is equal to or greater than growth in Canada’s gross domestic product (“GDP”), excluding known contract losses and the loss of revenue from reduced waste volumes received at our Calgary landfill. We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve. Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of diesel fuel and other costs, and we continue to execute our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations to grow on pace or better than U.S. GDP growth. Excluding the impact Sandy will have on our 2014 comparative growth rate, we expect U.S. northeast segment to keep pace with U.S. GDP growth. Similar to our Canadian operations, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization. In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisition in these regions.

Specific events

As noted in the Review of Operations section of this MD&A and above, the Calgary closure and tonnage received from the 2013 High River flood response, will be a headwind to 2014 results. We expect the headwind to 2014 revenues and EBITDA(A) is approximately C$4,100 and C$8,800, respectively.

Our 2014 results will also be impacted by Sandy which will be a drag on our 2014 revenue and EBITDA(A) performance, for our U.S. northeast segment, of approximately $8,000 and $2,000, respectively. Readers are reminded that Sandy revenue and EBITDA(A) contributions are a comparative headwind for the first quarter of 2014.

Also of note, we lost a residential collection contract in eastern Canada effective January 1, 2014, which will be a headwind for our Canadian segments’ 2014 revenue and EBITDA(A) comparatives, approximately C$4,400 and C$1,600, respectively.

We continue to manage our Bethlehem landfill to complement our permitting process. The effect of managing volumes into this site is included in our 2014 guidance outlook.

SG&A

For the year ended December 31, 2013, SG&A expense benefited from lower than targeted LTIP and bonus expense resulting from the Company’s 2013 performance. As a result, we expect LTIP and bonus expenses to be a 2014 headwind of approximately $3,000. In addition, a further headwind results from the restructuring of our LTIP plan in 2012, which requires us to record LTIP expense in one-third increments through 2012 to 2014 in respect of the 2012 plan, 2013 to 2015 in respect of the 2013 plan and 2014 to 2016 in respect of the 2014 plan. Accordingly, we expect 2014 SG&A expense to increase approximately $2,000 over 2013 recorded amounts. Therefore the aggregate 2014 SG&A expense headwind related to compensation is approximately $5,000.

Other

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper. Other commodities we receive include wood, plastics, aluminum and metals. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $7,600 change to revenues and an approximately $0.04 change to net income per share on an annual basis, applying the average FX rate for 2013.

Foreign currency

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,200. EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar. The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1,100 and $900 decline, respectively. Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A), net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

Interest on long-term debt

Intercompany loans issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries bore interest at short-term rates of interest until June 28, 2013. These short-term rates of interest were insufficient to cover the interest obligations payable by Progressive Waste Solutions Ltd. to its third-party lenders. Effective June 28, 2013, we implemented long-term financing arrangements whereby our primary operating subsidiaries bear a market rate of interest on amounts made available to them. As a result, the long-term financing arrangement will generate sufficient interest income at Progressive Waste Solutions Ltd. to permit it to cover its interest obligations owing to its third-party lenders. This change has no impact to interest on long-term debt presented on a consolidated basis for Progressive Waste Solutions Ltd.

In the last half of 2013, we entered into interest swaps on notional borrowings of $535,000 and we anticipate entering into additional interest rate swaps on notional borrowings of approximately $200,000 to $250,000 over the course of 2014. By fixing the variable rate of interest we reduce the risk of interest rate escalation in the future, however, short-term interest expense increases compared to the interest we would have incurred on variable rate borrowings at current market rates. The increase in interest expense resulting from us entering into additional interest rate swaps is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we enter into the swap. Our 2014 guidance reflects the higher rate of interest will be bear as a result of the interest rate swaps we entered into in the last half of 2013 and those we expect to enter into throughout 2014.

Taxation

In March 2010, the Minister of Finance of Canada announced that it intended to allow subsidiaries of an income trust to deduct property losses that would have otherwise been lost on an income trust’s wind-up. The Minister’s announcement required enactment before we could record the benefit resulting from our wind-up of the income trust in 2009. On June 26, 2013, the Minister of Finance of Canada gave Bill C-48 royal assent which permitted us to utilize these property losses. In 2009, we utilized these property losses for tax purposes and recorded a current tax liability at that time. With Bill C-48 receiving royal assent, we recorded a current tax recovery of approximately C$3,000 in the second quarter of 2013.

Our U.S. business continues to utilize carryforward losses available to it to offset income otherwise subject to tax. Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized as early as the fourth quarter of 2015. The rate of use for these carryforward losses is subject to the actual performance of our U.S. business. Once these carryforward losses are absorbed, current income tax expense will increase significantly. The increase in current income tax expense in 2015 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return. Based on our current business performance, we estimate current income tax expense will increase by approximately $35,000 to $40,000 annually once all carryforward losses are utilized.

As noted above, effective June 28, 2013, we implemented long-term financing arrangements whereby our primary operating subsidiaries bear a market rate of interest on amounts made available to them. As a result, the efficiencies afforded us from entering into this long-term financing arrangement will reduce our effective tax rate to approximately 30% for fiscal year ending December 31, 2014 and beyond.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business. We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested. We have drawn this conclusion after careful consideration of many factors. Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S. Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes. We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada. Applying this approach also reduces our exposure to foreign currency risk. Our Canadian operations have the ability to generate earnings and or draw availability under the consolidated facility to achieve this plan. Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations. If, however, we are required to repatriate some portion of our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc. We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested. We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business. Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations. If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition. Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets. We remain confident we will continue to generate free cash flow(B) in excess of dividends paid and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition. Significant growth will require access to debt and equity in the capital markets and any capital market restrictions could affect our growth. We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

As a result of acquisitions we completed in 2012 and their impact on our leverage, we elected to repurchase none of our common shares in 2013. For 2014, we intend to recommence the purchase of our common shares. Our intention to purchase our common shares assumes no significant acquisitions are completed in 2014.

Liquidity

Our ability to generate cash from operations is strong. Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state. Over the long-term, we intend to apply a balanced approach to the use of these cash flows to strategic acquisitions, share repurchases, dividends and debt repayment. In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio in the range of 2.5 to 3.0 times. In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and is committed to review its range on an ongoing basis to assess its reasonableness. Based on our availability under the consolidated facility we have, what we believe is, an adequate source of liquidity in the near to mid-term.

Borrowing rates are at historical lows in the U.S. and Canada. Accordingly, if the economy strengthens, we would expect interest rates to rise. An increase in interest rates results in higher interest expense on borrowing tied to variable rates of interest partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss. An increase in dividends paid or common share purchased which are funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, results in an increase in withholding taxes from foreign source income by Canadian entities within the Company. In addition, in connection with the closing of the WSI acquisition changes were made to our organizational structure. One such change resulted in our Canadian operations being partially owned by a U.S. holding company. Accordingly, a per share dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company. Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax. With the introduction of our long-term financing structure, Progressive Waste Solutions Ltd. receives interest income that exceeds its current interest expense obligations to lender to its consolidated facility. Accordingly, excess cash at Progressive Waste Solutions Ltd. can be applied against its dividend obligations and therefore reduce the dividend requirements of its Canadian or U.S. operating entities, which in turn reduces withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill. Fair value adjustments typically increased the carrying amount of capital and landfill assets acquired and resulted in us recognizing identifiable intangibles at fair value as well. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., Fred Weber and Choice Environmental. Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life on a unit of consumption basis. If we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or not available to us. Accordingly, we have entered into cash flow hedges to reduce our exposure to fluctuating diesel fuel prices that we expect to purchase and consume in the future.

As a condition of our pre-existing U.S. facility, we entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest borrowings under that facility. By entering into our consolidated facility, the requirement to swap a portion of variable rate borrowings to a fixed rate of interest was removed. In conjunction with the repayment of our U.S. facility, effective October 24, 2012, the designation of interest rate swaps as cash flow hedges ceased and hedge accounting was discontinued. This change resulted in a reclassification adjustment to earnings net of the related income tax effect in the fourth quarter of 2012.

As of December 31, 2013 we apply hedge accounting for certain commodity swaps designated as cash flow hedges and for 2012, we applied hedge accounting for certain interest rate swaps designated as a cash flow hedges as well. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges for 2013 and 2012 and their impact on other comprehensive income or loss, net of the related income tax effect.

	Year ended
	December 31
	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, interest rate swaps	$—	$3,854
Other comprehensive income or loss, commodity swaps	(1,051)	(2,250)
Total other comprehensive income or loss, net of income tax	$(1,051)	$1,604

We measure and record any ineffectiveness on commodity swaps to net income or loss in the consolidated statement of operations. In addition, gains or losses are reclassified to net income or loss from other comprehensive income or loss as diesel fuel is consumed. At December 31, 2013, no amounts remain in accumulated other comprehensive income that require reclassification to future earnings.

Until October 24, 2012, we measured and recorded any ineffectiveness on interest rate swaps using regression analysis. Interest rate swaps were, and continue to be, settled quarterly. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC. In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with. Management’s selected financial institutions are approved by the Board of Directors. Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability. Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change. Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on the consolidated balance sheet, approximately $32,000 (December 31, 2012 — approximately $29,900). We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances. We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $229,500 (December 31, 2012 - $239,000). We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk. The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk. We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. We also have policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for. When accounts receivable are considered uncollectable, they are written-off against the provision. The recovery of amounts previously written-off is recorded to the provision. Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days. We assess the credit quality of accounts receivable that are neither past due nor impaired as high. Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount. We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet. Accounts receivable considered impaired at December 31, 2013, are not considered significant.

Other receivables

We are subject to credit risk on other receivables. We enter into agreements with cities in the province of Quebec to finance containers. Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement. Management views cities in the province of Quebec to be low risk counterparties. Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $100 (December 31, 2012 — $500). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment. We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust. Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills. Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low. Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $10,700 (December 31, 2012 — $9,900). Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change. We hold no collateral or other credit enhancements as security over the invested amounts. However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities. Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing. Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility. The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions. Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Our exposure to currency risk is specific to the movement of monies between Canada and the U.S. Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company. To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible. Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements. Our Board of Directors also considers currency risk when establishing the Company’s dividend. For the year ended December 31, 2013, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements. To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we intend to enter into foreign currency exchange agreements in the future.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from our interest bearing financial assets and liabilities. We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt.

Our consolidated facility and our IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. A portion of this risk has been mitigated by the interest rate swaps have entered into. However, we are subject to interest rate risk as these interest rate swaps reach the end of their contractual maturities. We are also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation. We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk. Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk. Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument. Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is expected to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information that we use to develop these estimates. Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Cash equivalents are invested in a money market accounts offered through a Canadian financial institution. The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, for a period consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively. The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair value based on quotes received from financial institutions that trade these contracts. At least quarterly, we verify the reasonableness of these quotes using quotes for similar swaps from other financial institutions. In addition, we employ a third-party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements, when applicable, have been recorded at their estimated fair value based on quotes received from a financial institution that trades these contracts. We verified the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market. At December 31, 2013, we have no foreign currency exchange agreements outstanding and accordingly, we have no fair value measurement risk.

The fair value of our wood waste supply agreement, an embedded derivative, is determined applying a discounted cash flow methodology. This methodology uses electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement. We use a third-party, who is not a counter-party, to independently value the embedded derivative and we use this and other information to derive our fair value estimate. The use of different assumptions and or estimation methods could have a material effect on this fair value.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak worldwide economy generally results in a decline of waste volumes generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During time of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected. Due to the inherent diversity of our customer base and the nature of our services, we haven’t been severely affected by downturns in the worldwide economy. Our U.S. northeast operations have been impacted the most by the economic downturn, but we don’t believe that this region is not able to continue as a going concern. As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment is not optimal. Accordingly, we will continue to pursue ways to maximize the internalization of waste from our collected waste streams, we remain committed to participating with the city of New York in their long-term waste plan and to optimizing this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations. Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and this is in addition to complying with land use, environmental and other regulatory requirements. We may also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could restrict internalization and compromise our business strategy. To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business. However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss. We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance. Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site.

Our long-term debt facilities existing at December 31, 2013 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, we cannot provide absolute assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of our credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps or foreign currency exchange agreements.

Our consolidated facility is rated BB+ stable by S&P and Ba1 stable by Moody’s.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2013, we had total indebtedness of approximately $1,548,000. Our degree of leverage could have important consequences, including:

•                  increasing our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends or share repurchases;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is within our long-term target range.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline. Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts, transfer station operation and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds or letters of credit. As of December 31, 2013, we had approximately $372,400 of bonds and approximately $196,900 of letters of credit issued. Closure bonds are difficult to obtain. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations. We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage. Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance. While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term. We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history. We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses. The success of our acquisition strategy depends, in part, on our ability to:

•                  identify suitable businesses to buy;

•                  negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps. Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do. Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy. Our integration plan for acquisitions contemplates certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Our due diligence investigations may also fail to discover certain undisclosed liabilities. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets. We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered. The lack of improvement in economic and competitive conditions in our U.S. northeast segment resulted in us recognizing a goodwill impairment charge in 2011. We attribute a portion of the impairment charge to the results of our Winters Bros. acquisition which has been significantly impacted by the economic and competitive pressures in this segment. While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are cognizant of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire. Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet. Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness. Higher interest expense will reduce current income tax expense or preserve loss carryforwards. Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required. We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date. We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements. At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by a variety of potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future. Contracts that we re-bid and successfully retain may be won at lower pricing levels, but still provide acceptable returns. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings. Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition. However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss. Because contract wins and losses are subject to fluctuation, there may be periods or years when losses are more prevalent than gains and vice versa. Our track record of organic growth has been positive and we expect this trend to continue over the mid-term.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2013, 55.8% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us. Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements, in which case revenues and profitability could decline. We have been successful at maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market. While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills. In our U.S. northeast operations, we have faced the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition. Accordingly, we have had to endure increasing pricing pressures for a basket of constrained volumes. We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the goal of preserving both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations. Our U.S. operations are in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations. We operate in the following thirteen states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

We derived more than 14.7% of our revenue during 2013 and 14.8% of our revenue for 2012 from services provided in Texas, more than 14.1% of our revenue during 2013 and 2012 from services provided in New York and more than 15.1% of our revenue from services provided in Florida during 2013 and 12.8% of our revenue for 2012. Revenue from the province of Ontario represented 14.3% of total revenues in 2013 while the province of Quebec represented 9.4% of total revenues in 2013, versus 16.3% and 9.4%, respectively in 2012. Accordingly, economic downturns in Texas, New York, Florida, Ontario and Quebec, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses. We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and can also impact the productivity of our collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry and lower the volumes of waste received by our landfills. We employ various strategies to combat the seasonal nature of our business where we can. Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations. We actively participate in the local economies we operate in and are an active voice directed at various levels of government. We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.1% of our consolidated revenue in 2013. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 2.1% of our consolidated revenue in 2013 and 2.2% of our consolidated revenue in 2012 to our municipal contracts with New York City. New York City issued bids for two municipal contracts. In February 2011 we responded to the bids and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term. While the award is for the entire amount of the contract, we have lost certain volumes that were otherwise transferred to our landfills. As with prior contracts, New York City can terminate them upon 10 days’ notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have made our proposals as requested by the City and await the City’s decision on the final plan and contractors. If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or not renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service. We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2013, approximately 1,700, or 21.8%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and generally have terms ranging from three to five years.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters. If we are unable to negotiate acceptable collective bargaining agreements, we may have to work through a mediation process, which if unsuccessful in reaching an agreement can result in union initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue. We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us. Our collective bargaining agreements are negotiated on a location by location basis. Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our operating results.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions. We have entered into a series of fuel hedges in both Canada and the U.S. to limit our exposure to fluctuating diesel fuel prices and to reduce operating cost variability. While we have typically been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts allow us to pass along increasing diesel fuel costs and the pass through of these costs has been most difficult in the U.S. northeast in light of recent market conditions and competition. Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited will, and does, allow us to stay operating cost variability. We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper, including newsprint, sorted office paper and mixed paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices. We believe our sources of revenues are diversified, which limits our exposure to commodity price fluctuations. However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings. Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts. EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved. Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies. Where EPR is implemented, these stewardship agencies will control the design and award of contracts for recycling collection, transfer and processing services. Currently, these contracts are widely issued by many different municipal jurisdictions within a state or province. Under EPR, the stewardship organization may choose to consolidate many of the contracts to realize economies of scale and associated efficiencies to reduce the cost of EPR obligations to their producer members. We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members. However, there remains a risk that we may not be successful in securing these relationships.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success depends on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success. We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions. We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will record a charge against earnings for any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our consolidated balance sheet, which is assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as a sustained downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in impairment. Any such charges could have a material adverse effect on our results of operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations. We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims. We do not have any indication that our insurance coverage is, or would be, insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations. While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us. Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other. We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy. We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors. Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future. In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or “tipping” fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors. Generally, we are either the number one, two or three operator in every market we conduct business in. We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•                  reducing waste at the source, including recycling and composting;

•                  prohibiting disposal of certain types of waste at landfills; and

•                  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•                  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•                  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services. While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution. And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place. We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results. In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such events occur at a landfill certain of our cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing. Our management team has a successful track record of successfully obtaining expansion permits. Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption. Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life. Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change. Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements. We remain diligent in our review of accounting rules and regulation. We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations. We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements. However, we remain confident that we have established and maintain adequate internal controls over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we and our subsidiaries operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery resulting from the changes in deferred income tax assets or liabilities. In addition, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders. Existing shareholders have no pre-emptive rights in connection with such further issues. Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders. Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance. The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate. The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S. Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S. In order to maintain our current status as a foreign private issuer under U.S. securities laws, the majority of our shares must be either directly or indirectly owned by non-residents of the U.S. We may in the future lose our foreign private issuer status if the majority of our shares are held by residents of the U.S. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers. Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings. While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors. Its members and its Chair will be appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee. Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee. The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate. The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption. This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed. The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities. These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business. Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes. To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us. Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies. Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies. Policy owners are identified and referenced in the policy itself and will drive the input to their policies. Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results. When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance. Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size. Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities. Both the policy owner and executive management must approve all new policies and changes to existing policies. The audit committee and/or Board of Directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats. A printed copy of all policies is made available and maintained at each location. As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary. Requests for new policies or permanent changes to existing policies are communicated to internal audit. The internal audit department will review the request and present it to the relevant policy owner for evaluation. An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results. Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of our waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill. Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces. While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Our compliance with these regulatory requirements is costly. We may be required to enhance, supplement or replace equipment and or facilities. If we are unable to comply with these regulatory requirements, we could be required to close certain facilities. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America. The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada. We believe we are well positioned to manage these changes without severe impact to our operations. The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements. While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation. In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels. This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks. Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities. In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates. Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations. We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables. Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues. We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being. We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives. We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues. We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2013. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements. In addition, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

For the year ended December 31, 2013, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material effect on its internal controls over financial reporting.

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt — loss on extinguishment of debt is a function of our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Year ended
	December 31
	2013	2012

Operating income	$232,916	$237,711
Transaction and related (recoveries) costs - SG&A	(2,460)	2,507
Fair value movements in stock options - SG&A(*)	5,879	(110)
Restricted share expense - SG&A(*)	1,142	2,034
Non-operating or non-recurring expenses - SG&A	4,600	3,991
Impairment of intangible assets - Amortization	4,074	—
Adjusted operating income or adjusted operating EBIT	246,151	246,133
Net gain on sale of capital assets	(7,793)	(592)
Amortization(*)(*)	292,417	274,118
Adjusted EBITDA	530,775	519,659
Amortization of capital and landfill assets	(233,562)	(220,533)
Adjusted EBITA	$297,213	$299,126

Net income	$117,970	$94,357
Transaction and related (recoveries) costs - SG&A	(2,460)	2,507
Fair value movements in stock options - SG&A(*)	5,879	(110)
Restricted share expense - SG&A(*)	1,142	2,034
Non-operating or non-recurring expenses - SG&A	4,600	3,991
Impairment of intangible assets - Amortization	4,074	—
Net (gain) loss on financial instruments	(4,282)	1,725
Loss on extinguishment of debt	1,240	16,924
Other expenses	—	105
Net income tax expense or (recovery)	(1,011)	(8,346)
Adjusted net income	$127,152	$113,187

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note.

Management’s Report on Internal Control Over Financial Reporting

The management of Progressive Waste Solutions Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is reviewed and approved by the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, the effectiveness of these controls applicable to future periods are also subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future.

Management conducted an assessment of the Company’s internal control over financial reporting (“ICFR”) based on the “Internal Control-Integrated Framework (1992)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is considered effective.

Based on management’s evaluation, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. There were no material weaknesses identified by management as of December 31, 2013.

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2013. Deloitte LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting.

Joseph D. Quarin (signed)	Ian Kidson (signed)
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 13, 2014	February 13, 2014

Management’s Responsibility for Financial Statements

The consolidated financial statements of Progressive Waste Solutions Ltd. (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls. These systems are designed and operated effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal control, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with management and the Company’s external auditors and reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Joseph D. Quarin (signed)	Ian Kidson (signed)
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 13, 2014	February 13, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the internal control over financial reporting of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 13, 2014 expressed an unqualified opinion on those financial statements.

“Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 13, 2014

Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the accompanying consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations and comprehensive income or loss, consolidated statement of cash flows and equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Progressive Waste Solutions Ltd. and subsidiaries as at December 31, 2013 and December 31, 2012, and their results of operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 13, 2014

Toronto, Canada

Progressive Waste Solutions Ltd.

Consolidated Balance Sheets (“Balance Sheet”)

December 31, 2013 and December 31, 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	December 31,	December 31,
	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$31,980	$29,940
Accounts receivable (Note 6)	229,548	238,958
Other receivables	68	440
Prepaid expenses	34,886	38,762
Income taxes recoverable	2,531	2,928
Restricted cash (Note 7)	498	476
Other assets (Note 14)	2,149	1,573
	301,660	313,077

OTHER RECEIVABLES	—	72
FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	10,690	9,885
INTANGIBLES (Note 8)	220,078	287,847
GOODWILL (Note 9)	905,347	929,114
LANDFILL DEVELOPMENT ASSETS	20,247	19,715
DEFERRED FINANCING COSTS (Note 10)	19,037	20,060
CAPITAL ASSETS (Note 11)	937,252	927,518
LANDFILL ASSETS (Note 12)	952,731	963,720
INVESTMENTS (Note 13)	5,659	4,062
OTHER ASSETS (Note 14)	19,869	491
	$3,392,570	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$100,270	$120,341
Accrued charges (Note 15)	136,991	131,528
Dividends payable	16,243	16,206
Income taxes payable	2,048	1,986
Deferred revenues	17,180	19,002
Current portion of long-term debt (Note 16)	5,969	6,907
Landfill closure and post-closure costs (Note 17)	10,332	8,871
Other liabilities (Note 14)	12,925	2,527
	301,958	307,368

LONG-TERM DEBT (Note 16)	1,542,289	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	114,122	104,281
OTHER LIABILITIES (Note 14)	14,743	6,166
DEFERRED INCOME TAXES (Note 24)	129,887	103,795
	2,102,999	2,202,980

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Note 18)
Common shares (authorized - unlimited, issued and outstanding - 114,852,852 (December 31, 2012 - 114,993,864))	1,773,734	1,773,530
Restricted shares (issued and outstanding - 322,352 (December 31, 2012 - 172,500))	(6,654)	(3,460)
Additional paid in capital	2,796	2,166
Accumulated deficit	(398,414)	(451,539)
Accumulated other comprehensive loss	(81,891)	(48,116)
Total shareholders’ equity	1,289,571	1,272,581
	$3,392,570	$3,475,561

James J. Forese (signed) - Non-Executive Chairman	Douglas Knight (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)

For the years ended December 31, 2013 and 2012 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	2013	2012

REVENUES	$2,026,039	$1,896,741
EXPENSES
OPERATING	1,249,252	1,154,764
SELLING, GENERAL AND ADMINISTRATION	255,173	230,740
AMORTIZATION	296,491	274,118
NET GAIN ON SALE OF CAPITAL ASSETS	(7,793)	(592)
OPERATING INCOME	232,916	237,711
INTEREST ON LONG-TERM DEBT	60,754	57,428
NET FOREIGN EXCHANGE (GAIN) LOSS	(1,061)	9
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS (Note 23)	(4,282)	1,725
LOSS ON EXTINGUISHMENT OF DEBT (Note 16)	1,240	16,924
OTHER EXPENSES	—	105
INCOME BEFORE INCOME TAX EXPENSE AND NET (INCOME) LOSS FROM EQUITY ACCOUNTED INVESTEE	176,265	161,520
INCOME TAX EXPENSE (Note 24)
Current	29,535	49,281
Deferred	28,908	17,841
	58,443	67,122
NET (INCOME) LOSS FROM EQUITY ACCOUNTED INVESTEE	(148)	41
NET INCOME	117,970	94,357

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(33,181)	11,702

Derivatives designated as cash flow hedges, net of income tax $566 (2012 - ($863))	(1,051)	1,604
Settlement of derivatives designated as cash flow hedges, net of income tax ($247) (2012 - ($177))	457	329
	(594)	1,933
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(33,775)	13,635
COMPREHENSIVE INCOME	$84,195	$107,992

Net income per weighted average share, basic and diluted (Note 18)	$1.02	$0.81
Weighted average number of shares outstanding (thousands), basic and diluted (Note 18)	115,170	116,178

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the years ended December 31, 2013 and 2012 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$117,970	$94,357
Items not affecting cash
Restricted share expense	2,004	2,034
Write-off of deferred financing costs (Note 10 and 16)	1,240	11,726
Accretion of landfill closure and post-closure costs (Note 17)	5,655	5,240
Amortization of intangibles	62,929	53,585
Amortization of capital assets	152,728	141,192
Amortization of landfill assets	80,834	79,341
Interest on long-term debt (amortization of
deferred financing costs) (Note 10)	3,436	5,665
Net gain on sale of capital assets	(7,793)	(592)
Net (gain) loss on financial instruments	(4,282)	1,725
Deferred income tax expense	28,908	17,841
Net (income) loss from equity accounted investee	(148)	41
Landfill closure and post-closure expenditures (Note 17)	(4,276)	(6,737)
Changes in non-cash working capital items (Note 19)	11,530	(68,657)
Cash generated from operating activities	450,735	336,761
INVESTING
Acquisitions, net of cash acquired (Note 5)	(3,273)	(282,313)
Investments in cost and equity accounted investees (Note 13 and 22)	(1,746)	—
Restricted cash deposits	(22)	(24)
Investment in other receivables	(134)	(148)
Proceeds from other receivables	556	440
Funded landfill post-closure costs	(1,134)	(404)
Purchase of capital assets	(208,202)	(180,322)
Purchase of landfill assets	(65,660)	(66,556)
Proceeds from the sale of capital assets	21,183	2,761
Investment in landfill development assets	(3,334)	(3,968)
Cash utilized in investing activities	(261,766)	(530,534)
FINANCING
Payment of deferred financing costs	(4,762)	(17,315)
Proceeds from long-term debt	770,139	1,924,480
Repayment of long-term debt	(880,800)	(1,568,323)
Proceeds from the exercise of stock options (Note 18)	112	403
Repurchase of common shares and related costs (Note 18)	(14)	(65,633)
Purchase of, net of proceeds from, restricted shares	(4,462)	(541)
Dividends paid to shareholders	(63,725)	(63,478)
Cash (utilized in) generated from financing activities	(183,512)	209,593
Effect of foreign currency translation on cash and cash equivalents	(3,417)	(23)
NET CASH INFLOW	2,040	15,797
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF YEAR	$31,980	$29,940
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$28,200	$28,929
Cash equivalents	3,780	1,011
	$31,980	$29,940

Cash paid during the year for:
Income taxes	$35,429	$53,531
Interest	$62,336	$57,109

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Consolidated Statements of Equity (“Statement of Equity”)

For the years ended December 31, 2013 and 2012 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

						Accumulated
						other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 18)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					117,970		117,970
Dividends declared					(64,845)		(64,845)
Restricted shares purchased, net of restricted shares sold		(4,483)		21			(4,462)
Restricted share expense				2,004			2,004
Vesting of restricted shares		1,289		(1,289)			—
Common shares issued on exercise of stock options	218			(106)			112
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			1,912				1,912
Deferred compensation obligation			(1,912)				(1,912)
Repurchase of common shares and related costs	(14)						(14)
Foreign currency translation adjustment						(33,181)	(33,181)
Derivatives designated as cash flow hedges, net of income tax						(1,051)	(1,051)
Settlement of derivatives designated as cash flow hedges, net of income tax						457	457
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571

						Accumulated
						other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 18)	equity
Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141
Net income					94,357		94,357
Dividends declared					(64,815)		(64,815)
Restricted shares purchased, net of restricted shares sold		(494)			(47)		(541)
Restricted share expense				2,034			2,034
Vesting of restricted shares		2,387		(2,387)			—
Common shares issued on exercise of stock options	673			(270)			403
Common shares acquired by U.S. LTIP			(3,505)				(3,505)
Deferred compensation obligation			3,505				3,505
Repurchase of common shares and related costs	(51,374)				(14,259)		(65,633)
Foreign currency translation adjustment						11,702	11,702
Derivatives designated as cash flow hedges, net of income tax						1,604	1,604
Settlement of derivatives designated as cash flow hedges, net of income tax						329	329
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1. Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd. The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2. Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers. Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada. The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting. The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements. Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3. Summary of Significant Accounting Policies

These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent or otherwise, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are applied to the following: the Company’s allowance for doubtful accounts receivable; estimates of future cash flows and earnings, income tax and other estimates used in the annual step one and step two test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; fair value of contingent acquisition payments; accrued insurance reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share price volatility and the estimated length of time employees will hold options before exercise to determine share based compensation, in addition to estimates of future performance, which are compared to established targets, to determine share based compensation for performance share units; the fair value of financial instruments; the likelihood of realizing deferred income tax assets; and deferred income tax assets and liabilities. Accordingly, results may differ significantly from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other receivables

Other receivables include direct finance lease receivables.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables. Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower. Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures. Cash received in advance of permitted expenditures is not available for general Company purpose or use. Accordingly, restricted cash amounts are classified as restricted cash on the Company’s balance sheet. Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the statement of cash flows.

Intangibles

Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names. All intangibles are deemed to have finite lives and are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	1-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated or increased competition; the loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that the current fair value determination would be less than the current carrying amount of the reporting unit is remote. The Company has identified its reporting units as its operating segments, or one level below its operating segments, and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The impairment test is a two step test. The first test requires the Company to compare the fair value of its reporting units to their carrying amounts. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the resulting amount of impairment loss, if any. The fair value of goodwill is determined in the same manner goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, the Company has utilized a discounted future cash flow approach. Additional measures of fair value are also considered by the Company. Accordingly, the Company compares fair values determined using a discounted future cash flow approach to other fair value measures which may include some or all of the following: market multiple approach, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure.

Prolonged economic weakness, higher levels of competition, loss of business or loss of an operating permit could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company’s annual impairment test was completed on April 30, 2013, at which time the Company determined that the fair value of its Canadian and U.S. south reporting units substantially exceeded their carrying amounts. The fair value of the Company’s U.S. northeast reporting unit also exceeded its carrying amount. The Company included the expected cash flows attributable to successfully securing a long-term contract with New York City in determining the fair value of its U.S. northeast reporting unit in step one of the goodwill impairment test. Should the prospects of securing a long-term contract with the city become less certain or the Company is not successful in the award of such contract, the fair value of the U.S. northeast reporting unit will be less than its carrying amount and a step two of the two step impairment test would be required to be performed to determine the resulting impairment loss. It is the Company’s belief that if it is not awarded the long-term contract with New York City, goodwill recorded in the U.S. northeast reporting unit will be impaired.

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new or expansion landfill permits. Landfill development assets are capitalized to landfill assets once the asset is available for use, which is typically when the landfill is permitted to accept waste. Once capitalized to landfill assets, these costs are amortized in accordance with the Company’s landfill asset accounting policy. Management periodically reviews the carrying values of landfill development assets for impairment. Any resulting write-down to fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities. Deferred financing costs are amortized on a straight-line basis over the term of the underlying debt instrument, which approximates the effective interest method. Amortization of deferred financing costs is recorded to interest on long-term debt in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-21 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	1-10 years

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The historical cost of acquiring an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, and may include capitalized interest attributable to the construction and development of certain assets. The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use. Interest is capitalized applying the Company’s weighted average interest cost incurred on its long-term debt facilities in the year of capitalization. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized costs, including interest amounts, are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, which includes original acquisition cost and landfill construction and development costs, including gas collection systems installed during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization and the cost of new or expansion landfill permits.

Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use and is capitalized applying the Company’s weighted average interest cost incurred on its long-term debt facilities in the year of capitalization. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region.

The original acquisition cost of landfill assets, together with incurred and projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed. Capitalized landfill closure and post-closure costs are amortized immediately since the capitalized amounts are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs. The impact of changes in capacity and construction cost estimates is accounted for prospectively.

Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•             Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•             It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•             The Company has a legal right to use or obtain land associated with the expansion plan;

•             There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•             Management is committed to pursuing the expansion; and

•             Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in cost accounted investee

Investments in which the Company does not have the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee are accounted for using the cost method of accounting. The cost method of accounting requires the Company to record its initial investment at cost. Post-acquisition earnings of the investee are recognized by the Company only to the extent they are distributed by the investee in the form of dividends. Dividends received by the Company in excess of post-acquisition earnings are considered a return of investment and are recorded as a reduction of the investments’ cost. A decrease in value of the investment, which is considered other than temporary, is included in the Company’s statement of operations and comprehensive income or loss in the period of impairment.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

Investments in which the Company has joint control or the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. The equity method of accounting requires the Company to record its initial investment at cost. The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which is included in the Company’s determination of net income or loss. In addition, the Company’s investment also reflects loans and advances, including amounts accruing thereon, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

Capital leases

Assets qualifying as capital leased assets are initially recorded at the present value of the minimum lease payments, excluding executory costs, including any profit thereon. In the event that the present value of the minimum lease payments exceeds the fair value of the leased asset at lease inception, the capital asset and lease obligation are recorded at fair value. Capital leased assets are amortized over the shorter of their estimated useful life or the lease term and are amortized on a straight-line basis. Capital lease obligations are recorded as long-term debt on the Company’s balance sheet.

Accrued insurance

The Company is self-insured for certain general, auto liability and workers’ compensation claims. Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred. Self-insurance accruals are based on reported claims and claims incurred but not reported. The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts. Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to selling, general and administrative expenses in the Company’s statement of operations and comprehensive income or loss in the period in which the change occurs. The Company makes various estimates in its determination of its self-insurance accruals. Changes in these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at fair value over the landfill’s operating life, which represents the period over which waste is accepted at the site. The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel. Estimates are reviewed at least once annually and consider, amongst other things, various regulations that govern each site. Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates.

Quoted market prices are not available to fair value landfill closure and post-closure costs. Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s understanding of current and future economic conditions and the expected timing of expenditures. An inflation factor of 2.0% (December 31, 2012 — 2.0%) and 2.5% (December 31, 2012 — 2.5%) has been used in the derivation of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively. Fair value estimates are discounted applying the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.

The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures. Accordingly, the Company has discounted landfill closure and post-closure costs using credit adjusted risk free rates between 4.6% and 9.5% in Canada (December 31, 2012 — 4.6% and 9.5%) and 4.5% and 7.2% (December 31, 2012 — 4.5% and 7.2%) in the U.S. Due to the inherent uncertainty in making these estimates, actual results could differ significantly. In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure obligations, but it would change subsequent fair value calculations.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities. Accordingly, the Company has excluded any estimate of market risk premiums in the fair value determination of landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate. Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure cost obligations as airspace is consumed. The total obligation will be fully accrued, net of accretion, at the time these sites cease to accept waste and are closed.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost obligations due to the passage of time and is recorded to operating expense in the statement of operations and comprehensive income or loss. Accretion expense continues to be recognized post waste acceptance.

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas collection and flaring systems, and other activities, are charged to operating expenses during the sites operating life. These same costs are estimated and included in the Company’s landfill post-closure accruals which are incurred subsequent to the landfill’s operating life. Post-closure maintenance activities are generally required for a period of 30 years post waste acceptance.

Income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities represent differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that are not likely to be realized are reduced by a valuation allowance in the determination of deferred income tax assets. Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits. The Company recognizes interest and penalties in current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties. The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable. The Company’s revenues are not derived from multiple deliverables. Revenue is recognized upon the collection of waste for collection customers under contractual service agreements. Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company’s facilities. The Company also earns revenue from the collection and sale of recycled materials and generation of electric power or methane gas. Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser. Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues presented in the statement of operations and comprehensive income or loss.

Deferred revenue relates to advance billings under long-term collection contracts or when cash is received prior to the service being performed.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the fair value of the consideration transferred, together with the fair value of non-controlling interest, if any, to the fair value of identifiable assets acquired and liabilities assumed. Goodwill represents the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net assets acquired, subject to certain exceptions. If aggregate consideration is less than the net assets acquired, a gain is recognized on the date of acquisition.

The measurement and recognition of acquired net assets may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Adjustments to estimated or preliminary amounts occurring not later than one year from the date of acquisition are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions which are initially recorded at fair value on the date of acquisition. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date of acquisition are known or are determined to not be obtainable, and one year from the acquisition date. Changes in events that occur subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the fair value of contingent consideration classified as equity are not re-measured, but subsequent settlement is recorded to shareholders’ equity. A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration for acquisitions completed prior to January 1, 2009 that could be reasonably estimated at the date of acquisition and the outcome could be determined beyond a reasonable doubt, was recognized at fair value and included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earnings levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired. To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions.

Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured. The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the statement of operations and comprehensive income or loss. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt instrument, while equity issue costs are recorded against common shares on the Company’s balance sheet.

Advertising costs

Advertising costs of $3,535 (2012 - $3,515) were expensed as incurred and recorded to selling, general and administration expenses in the statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions that require the Company to make royalty payments. Royalty payments, including accrued amounts, are recorded to operating expense on the statement of operations and comprehensive income or loss as incurred.

Costs associated with exit activities

The Company records employee termination benefits that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee. Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits. A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract. Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Impairment of long-lived assets

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Management assesses its long-lived assets periodically or more frequently if impairment indicators exist. Any resulting impairment loss is recorded in the period in which the impairment occurs.

Share based compensation

Share based options

With the exception of stock options assumed on the acquisition of Waste Services, Inc. (“WSI”), the Company has issued all share based options with stock appreciation rights. Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value defined as the closing trading price of a share on the business day immediately preceding the date of surrender over the option’s exercise price.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at fair value at each balance sheet date until the date of settlement. The Company considers estimated forfeitures in the determination of fair value. Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs. Changes in the fair value of share based options are also recorded to selling, general and administration expense. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award.

Stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing.

The Company uses the Black-Scholes-Merton option pricing model which requires several input variables. These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price. Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

Compensation expense for restricted share awards is recognized over the period in which employee services are rendered. Restricted shares with graded vesting schedules are viewed as separate awards and each is accounted for separately over the employee service period to the date of vesting. The Company purchases its own shares on the open market and deposits them into a trust account where the share is held for the benefit of the restricted share award recipient. Restricted shares are initially recorded to shareholders’ equity at the fair value of the shares issued on the date of grant. The related expense is recorded to selling, general and administration expense as the employee service period is satisfied.

Performance Share Units (“PSUs”)

PSUs have been issued to certain employees of the Company. PSU awards are subject to meeting a three year service period, subject to certain conditions, and certain three year performance measures, which consist of operating cash flow and return on invested capital. The fair value of each PSU is based on the expected level of achievement relative to each performance measure and the price of the Company’s shares traded on the Toronto Stock Exchange (“TSX”). The Company’s compensation committee may, in its sole discretion, consider other business circumstances that warrant adjustment to the financial results or targets when assessing the final award amount. Compensation expense is recognized over the service period based on the fair value of the award at each balance sheet date until the date of vesting.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company uses the Black-Scholes-Merton pricing model to determine the fair value of its PSUs which requires several input variables. Changes in these variables can have a significant impact on the estimated fair value of PSUs and, consequently, the related amounts accrued on the balance sheet and recognized as compensation expense or recovery in the statement of operations and comprehensive income or loss. Compensation expense or recovery is based on the change or a portion of the change in the fair value of the PSU at each reporting period multiplied by the percentage of the service period satisfied at the reporting date. The Company considers the likelihood of achieving each performance measure and recognizes compensation expense only to the extent that it believes the performance measures will be achieved. If the Company concludes that it is unlikely that its performance measures will be met, the Company will recover any amounts accrued to date and cease recognizing compensation expense until this conclusion is no longer supportable. In estimating the fair value of the liability the Company also considers current and historical forfeitures. PSUs are settled in cash and are recorded as liabilities on the Company’s balance sheet. Changes in the fair value of PSUs are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares. Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust. A rabbi trust, as a grantor trust, requires that the assets held in trust be available to satisfy the claims of general creditors in the event of bankruptcy. The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations. As U.S. LTIP participants draw shares from the rabbi trust, both the deferred compensation obligation and shares acquired by the U.S. LTIP reduce by a similar amount. The rabbi trust holds no other investments.

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.

Financial instrument gains or losses measured at fair value are recognized in the statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship. Financial instruments are presented as other assets or other liabilities on the Company’s balance sheet. Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•                  their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•                  they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•                  they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements or old corrugated cardboard hedges.

Embedded derivatives are components of a hybrid (combined) instrument that also include a non-derivative host contract. The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract. An embedded derivative is separated from its host contract when all of the following conditions are met:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•                  the separated instrument would meet the definition of a derivative; and

•                  the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has identified an embedded derivative in a wood waste supply agreement. Any gains or losses on embedded derivatives are recorded in the statement of operations and comprehensive income or loss as a gain or loss on financial instruments and are presented as other assets or other liabilities on the Company’s balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods. In addition, hedge accounting is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the hedged item.

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions:

•                  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•                  the Company has designated that hedge accounting will be applied to the hedging relationship; and

•                  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy. Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period. Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment. The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability of cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment. The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective. When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss. If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded to the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments. Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods as the hedged transaction affects net income.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Company has concluded that its U.S. segments are self-sustaining foreign operations and these U.S. segments are translated applying the current rate method. Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates. The resulting translation adjustments are included in other comprehensive income or loss and are only included in net income or loss when the Company realizes a reduction in its foreign operations investment. Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars. Accordingly, the Company’s balance sheet is translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date. The statement of operations and comprehensive income or loss and statement of cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

Disposal of long-lived assets and discontinued operations

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs. Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell.

4. Changes in Accounting Policies

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. The amendments are effective prospectively for reporting periods beginning after December 15, 2012 with early adoption permitted. This guidance did not have a significant impact on the Company’s financial statement presentation and disclosure.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5. Acquisitions

The following table outlines the number of acquisitions completed by the Company in each business segment for the years ended December 31, 2013 and 2012. Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities. Each of the acquisitions completed constitutes a business.

	December 31
	2013			2012
	Assets	Shares	Total	Assets	Shares	Total

Canada	1	—	1	4	2	6
U.S. south	2	—	2	7	1	8
U.S. northeast	—	—	—	1	4	5
Total acquisitions	3	—	3	12	7	19

The Company considers each of these acquisitions a “tuck-in”. Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations. Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies. Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate. The financial results of these acquisitions have been included in the Company’s financial statements from their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment. Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, and its preliminary allocation to the fair value of net assets acquired, is as follows:

	December 31
	2013	2012

Consideration
Cash, including holdbacks (as applicable)	$3,262	$308,314

Net assets acquired
Cash	—	717
Accounts receivable	294	18,176
Intangibles (Note 8)	1,400	79,730
Goodwill (Note 9)	845	146,702
Capital assets	1,288	90,396
Accounts payable	(565)	(17,059)
Long-term debt	—	(2,628)
Remediation liabilities	—	(200)
Deferred income taxes	—	(7,520)
Total net assets acquired	$3,262	$308,314

Consideration by segment (including holdbacks (as applicable))
Canada	$505	$69,271
U.S. south	2,757	145,766
U.S. northeast	—	93,277
Total consideration	$3,262	$308,314

Goodwill recorded by segment
Canada	$371	$28,167
U.S. south	474	71,512
U.S. northeast	—	47,023
Total goodwill	$845	$146,702

Goodwill expected to be deductible for tax purposes	$845	$99,777

	December 31
	2013	2012

Aggregate cash consideration (excluding holdbacks and cash payments due to sellers for achieving various business performance targets)	$2,848	$281,970

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$425	$343

Transaction costs (included in selling, general and administration expense)	$781	$2,507

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions. These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back. In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term. The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted to the date of acquisition. Holdback and additional amounts payable for current period acquisitions totaled $414 as at December 31, 2013 (December 31, 2012 - $25,627).

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6. Accounts Receivable - Allowance for Doubtful Accounts

The following table illustrates the change in the Company’s allowance for doubtful accounts for the years ended December 31, 2013 and 2012.

	December 31
	2013	2012

Balance, beginning of the year	$5,980	$5,250
Additions, during the year	6,083	5,594
Written-off, uncollectible, during the year	(5,940)	(5,774)
Recoveries, during the year	865	869
Foreign currency translation adjustment, for the year	(131)	41
Balance, end of year	$6,857	$5,980

7. Restricted Cash

Restricted cash represents cash received from IRB drawings that have been received in advance of incurring expenditures for which the IRBs are made available. At December 31, 2013, $498 (2012 - $476) of cash is restricted to fund a portion of landfill construction activities and equipment and container expenditures in the Company’s U.S. northeast operations.

8. Intangibles

	December 31, 2013
					Weighted
					average
					amortization
					period of
				Additions	additions
		Accumulated	Net book	(including	(expressed in
	Cost	amortization	value	adjustments)	years)

Customer collection contracts	$235,369	$160,847	$74,522	$74	5.00
Customer lists	243,961	131,112	112,849	1,241	7.50
Non-competition agreements	11,171	4,919	6,252	(315)	3.50
Transfer station permits	27,708	6,973	20,735	—	—
Trade-names	12,598	6,878	5,720	—	—
	$530,807	$310,729	$220,078	$1,000	—

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2012
					Weighted
					average
					amortization
					period of
				Additions	additions
		Accumulated	Net book	(including	(expressed in
	Cost	amortization	value	adjustments)	years)

Customer collection contracts	$249,308	$150,337	$98,971	$23,675	3.83
Customer lists	247,553	104,833	142,720	42,221	6.60
Non-competition agreements	31,602	20,932	10,670	6,990	4.54
Transfer station permits	34,415	6,837	27,578	5,570	20.00
Trade-names	13,142	5,234	7,908	2,377	3.67
	$576,020	$288,173	$287,847	$80,833

Adjustments to the fair value of certain assets, occurring in the measurement period, and acquired in the prior year, resulted in a $400 decline to non-competition agreements for the year ended December 31, 2013 (2012 - $572 and $531 increase to customer collection contracts and customer lists, respectively).

During the year, the Company requested the revocation of a transfer station permit in Canada and its request was approved by the Ontario Ministry of the Environment. In conjunction with the revocation, the transfer station permit recorded to intangible assets was immediately impaired. Accordingly, a $4,074 impairment loss was recorded to amortization expense on the statement of operations and comprehensive income or loss for the year ended December 31, 2013.

Intangible assets are expected to amortize in the next five years and thereafter as follows:

2014	$52,881
2015	42,877
2016	37,545
2017	32,020
2018	16,696
Thereafter	38,059
$220,078

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

9. Goodwill

The following tables illustrate the change in goodwill for the years ended December 31, 2013 and 2012.

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill recognized on acquisitions, during the year	371	474	—	845
Goodwill adjustments in respect of prior year acquisitions, during the year	272	1,582	—	1,854
Foreign currency exchange adjustment, for the year	(26,466)	—	—	(26,466)

Goodwill, stated at cost	383,473	423,164	459,267	1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of year	$383,473	$423,164	$98,710	$905,347

	December 31, 2012
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$372,596	$350,126	$412,244	$1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	372,596	350,126	51,687	774,409
Goodwill recognized on acquisitions, during the year	28,167	71,512	47,023	146,702
Goodwill adjustments in respect of prior year acquisitions, during the year	—	(530)	—	(530)
Foreign currency exchange adjustment, for the year	8,533	—	—	8,533

Goodwill, stated at cost	409,296	421,108	459,267	1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of year	$409,296	$421,108	$98,710	$929,114

For the year ended December 31, 2013, goodwill arising from accrued contingent consideration payable to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2012 - $nil). Adjustments to preliminary purchase price allocations resulted in a $1,429 increase to goodwill (2012 - ($873) decrease to goodwill).

The Company has not disposed of any goodwill or recognized an impairment charge for the years ended December 31, 2013 and 2012.

10. Deferred Financing Costs

	December 31,2013
		Accumulated	Net book
	Cost	amortization	value

Deferred financing costs	$23,410	$4,373	$19,037

	December 31, 2012
		Accumulated	Net book
	Cost	amortization	value

Deferred financing costs	$21,543	$1,483	$20,060

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Deferred financing cost amortization for the year ended December 31, 2013 amounted to $3,436 (2012 - $5,665) and is recorded to interest on long-term debt. For the year ended December 31, 2013, $1,240 of deferred financing costs were written-off in connection with the Company’s repayment of its 2005 Seneca County Industrial Development Agency Variable Rate Demand Solid Waste Disposal Revenue Bond (“2005 Seneca IRB Facility”) (Note 16). For the year ended December 31, 2012, $11,726 of deferred financing costs were written-off in connection with the Company entering into a consolidated Credit Agreement (Note 16).

Deferred financing costs are expected to amortize in each of the next five years and thereafter as follows:

2014	$3,537
2015	3,537
2016	3,537
2017	3,537
2018	3,035
Thereafter	1,854
$19,037

11. Capital Assets

	December 31, 2013
		Accumulated	Net book
	Cost	amortization	value

Land and improvements	$141,470	$—	$141,470
Buildings and improvements	286,494	64,400	222,094
Vehicles and equipment	859,474	430,154	429,320
Containers and compactors	323,180	186,144	137,036
Furniture, fixtures and computer equipment	32,834	25,502	7,332
	$1,643,452	$706,200	$937,252

	December 31, 2012
		Accumulated	Net book
	Cost	amortization	value

Land and improvements	$146,044	$—	$146,044
Buildings and improvements	251,157	55,100	196,057
Vehicles and equipment	814,371	389,810	424,561
Containers and compactors	325,212	173,314	151,898
Furniture, fixtures and computer equipment	31,653	22,695	8,958
	$1,568,437	$640,919	$927,518

Capitalized interest for the year ended December 31, 2013 amounted to $1,240 (2012 - $391).

At December 31, 2013, assets recorded under capital lease total $705 and $5,117 (2012 - $754 and $3,060) and are recorded in the land and improvements and buildings and improvements capital asset classifications, respectively.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12. Landfill Assets

	December 31, 2013
		Accumulated	Net book
	Cost	amortization	value

Landfill assets	$1,614,583	$661,852	$952,731

	December 31, 2012
		Accumulated	Net book
	Cost	amortization	value

Landfill assets	$1,561,567	$597,847	$963,720

Capitalized interest for the year ended December 31, 2013 amounted to $1,989 (2012 - $1,518).

13. Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”). TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials. This investment is accounted for under the cost method of accounting.

Investment in equity accounted investee

The Company has a fifty percent ownership interest in two companies whose business is comprised principally of compactor and related equipment rentals. The remaining ownership is owned by two trusts. The Company exercises joint control over its investment through its fifty percent ownership interest. The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee. The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the Chairperson cannot be a member of the Company’s Board of Directors. The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board. Certain matters are beyond the control of the investee’s board and reside with its shareholders. These matters include certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000. Certain conditions can accelerate the purchase or extend the commitment beyond February 28, 2015.

The Company received unsecured promissory notes from its equity accounted investee. The promissory notes are repayable on demand with no fixed term to maturity. Interest on the notes accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity. The promissory notes may be repaid, in whole or in part, at any time, subject to certain restrictions. See Note 22 for additional information about transactions conducted between the Company and its equity accounted investee.

The following table summarizes the Company’s cost and equity method investments:

	December 31,	December 31,
	2013	2012

Cost method investment	$973	$—
Equity method investment	4,686	4,062
Total investments	$5,659	$4,062

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14. Other Assets and Other Liabilities

	December 31
	2013	2012

Other assets
Fair value of commodity swaps	$2,819	$1,151
Fair value of commodity swaps designated as cash flow hedges	—	913
Fair value of interest rate swaps	19,199	—
	22,018	2,064
Less current portion of other assets	2,149	1,573
	$19,869	$491

Other liabilities
Fair value of interest rate swaps	$19,733	$3,754
Fair value of wood waste supply agreement	806	—
Fair value of foreign currency exchange agreements	—	80
Deferred lease liabilities	1,220	1,267
Unfavourable lease arrangements	515	552
Contingent acquisition payables	459	1,009
Share based compensation	4,300	1,188
Other	635	843
	27,668	8,693
Less current portion of other liabilities	12,925	2,527
	$14,743	$6,166

15. Accrued Charges

Accrued charges comprise the following:

	December 31,	December 31,
	2013	2012

Insurance	$33,879	$29,040
Payroll and related costs	41,824	28,745
Franchise and royalty fees	9,127	8,653
Interest	876	2,737
Provincial, federal and state sales taxes	6,895	4,542
Acquisition holdbacks and acquisition related costs	2,668	27,834
Environmental surcharges	6,972	7,990
Property taxes	189	141
Share based compensation	7,854	3,730
Other	26,707	18,116
	$136,991	$131,528

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16. Long-Term Debt

	December 31
	2013	2012

Senior secured term B facility, net of debt discount $1,948 (2012 - $2,440)	$493,052	$497,560
Senior secured revolving credit	983,481	1,074,712
IRBs	64,000	109,000
Other	7,725	7,005
	1,548,258	1,688,277
Less current portion of long-term debt	5,969	6,907
	$1,542,289	$1,681,370

Consolidated credit agreement

Effective October 24, 2012, the Company entered into a Credit Agreement (the “consolidated facility”) and concurrently repaid all outstanding indebtedness under its pre-existing Canadian and U.S. revolving credit facilities and its series B, senior secured debenture. The borrower under the consolidated facility is Progressive Waste Solutions Ltd. and the facility is guaranteed by all subsidiaries of the Company, excluding certain subsidiaries as permitted by the consolidated facility.

The consolidated facility is comprised of a $500,000 senior secured term B facility (“term B facility”) and a $1,850,000 senior secured revolving facility (“consolidated revolver”) having maturity dates of October 24, 2019 and October 24, 2017, respectively. The consolidated facility has a $750,000 accordion feature, which is available subject to certain conditions. Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes. Amounts drawn under the consolidated revolver, plus accrued interest, are repayable in full at maturity. The term B facility is subject to principal amortization of one percent per annum and payable quarterly commencing in March 2013. All amounts outstanding under the term B facility, plus accrued interest, are repayable in full at maturity. The term B facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.

The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions. Excluded subsidiaries, real estate and certain other equipment are excluded from the first priority perfected security requirement unless requested by the lenders.

The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein. In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times. The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding. The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.

Effective November 26, 2013, the Company entered into an Amendment to the Credit Agreement which resulted in lower applicable margins on both the term B facility and consolidated revolver drawings and extended the maturity of the consolidated revolver to October 24, 2018.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars. Applicable margins are dependent on the Company’s leverage ratio. If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum. Pricing on the consolidated facility is as follows:

				Consolidated	Consolidated
				revolver -	revolver -
	Term B		Consolidated	Bankers’	U.S. based/
	facility -	Term B	revolver -	Acceptances	Canadian
	Euro based	facility - U.S.	Euro based	(“BA”)/BA	prime rate	Letters of	Commitment
	loans	based loans	loans	equivalents	loans	credit	fee

Interest rate basis	LIBOR	U.S. base prime	LIBOR	BA or BA equivalents plus 10 basis points	U.S. base or Canadian prime rate
Applicable margin	2.75%	1.75%
Amended applicable margin	2.25%	1.25%
Floor	0.75%
Applicable margin - minimum			1.50%	1.50%	0.50%
Applicable margin - maximum			2.25%	2.25%	1.25%
Applicable margin - first 6 months			2.00%	2.00%	1.00%
Amended applicable margin - minimum			1.25%	1.25%	0.25%
Amended applicable margin - maximum			2.00%	2.00%	1.00%
Fee rate - minimum						1.50%	0.25%
Fee rate - maximum						2.25%	0.50%
Fee rate - first 6 months							0.375%
Frequency of payments	Monthly, in arrears	Quarterly, in arrears	In arrears, for applicable term	In advance, for applicable term	Quarterly, in arrears	Quarterly, in arrears	Quarterly, in arrears

U.S. revolving credit facility

On July 7, 2011, the Company entered into a second amendment to its Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI Corporation (“IESI”), an indirect wholly owned subsidiary of the Company. Entering into the second amendment increased the total commitment to $1,377,500, from $1,250,000. Available lending under the amended U.S. facility was $1,122,500, up $45,000 from $1,077,500, and the facility had a $255,000 accordion feature. Monies from the U.S. facility were available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes. All amounts under the U.S. facility were revolving. Financial covenants under the U.S. facility permitted a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times had the Company borrowed an amount no less than $150,000 and loaned these borrowings to IESI. Other covenants included a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times and a capital expenditure maximum of 1.1 times actual deprecation and landfill depletion expense for any fiscal year. The U.S. facility required that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein. In addition, the U.S. facility precluded IESI from paying dividends if their funded debt to EBITDA ratio exceeded 3.9 times but increased to 4.4 times had IESI received monies from Company borrowings. The U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges were not more than $10,000 under than the hedging requirement at the 40% test and the test was performed quarterly. The U.S. facility was to mature on July 2, 2014.

Pricing on the U.S. facility declined on advances drawn by 75 basis points. Pricing ranged from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances. Pricing on financial letters of credit were 175 to 250 basis points which represented a decline of 75 basis points from previous pricing points. Fronting fees of 12.5 basis points on financial letters of credit were payable at all pricing levels. Standby fees declined by 12.5 basis points and range from 25 to 50 basis points. All other significant terms remained unchanged.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In July 2012, the Company exercised a portion of the accordion feature available under the U.S. facility. Effective July 20, 2012, total availability under the U.S. facility increased to $1,253,600 from $1,122,500. The accordion feature declined by a like amount from $255,000 to $123,900. All other significant terms remained unchanged.

Security under the U.S. facility represented an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity.

Effective October 24, 2012, all amounts outstanding under the U.S. facility were repaid.

Canadian revolving credit facility

Effective July 2, 2010, the Company entered into a Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”) on behalf of BFI Canada Inc. (“BFI”), an indirect wholly owned subsidiary of the Company. Monies from the Canadian facility were available for general corporate purposes, including permitted acquisitions, subject to certain restrictions. The Canadian facility made available C$525,000 and the total additional availability under the facility (the “accordion feature”) was C$125,000. All committed monies under the Canadian facility were revolving and the maturity date was July 2, 2014. Financial covenants included a maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, of 3.0 times. The funded debt to EBITDA ratio covenant expanded to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeded C$75,000.

Security under the Canadian facility represented a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

Effective July 15, 2011, the Company entered into an Amending Agreement to its Canadian facility which resulted in a 62.5 basis point decline for advances made under the facility. Pricing ranged from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over BAs for borrowings on BAs. Pricing on financial letters of credit decreased by similar amounts and pricing ranged from 150 to 275 basis points. Standby fees declined by at least 15 basis points, and pricing ranged from 37.5 to 68.8 basis points, while non-financial letters of credit decreased by at least 41.3 basis points and pricing ranged from 100 to 183.3 basis points. All other significant terms were unchanged.

In July 2012, the Company exercised a portion of the accordion feature available under the Canadian facility. Effective July 19, 2012, total availability under the Canadian facility increased to C$595,000 from C$525,000. The accordion feature declined by a like amount from C$125,000 to C$55,000. All other significant terms remained unchanged.

Effective October 24, 2012, all amounts outstanding under the Canadian facility were repaid.

Details of outstanding debt - credit facilities

	December 31
	2013	2012

Term B facility
Amount drawn	$495,000	$500,000
Interest rate applicable	3.00%	3.50%

Consolidated revolver
Amount drawn	$983,481	$1,074,712
Letters of credit	$196,909	$183,767
Available	$669,610	$591,521
Amount drawn - Euro based loan	$463,250	$543,000
Interest rate applicable - Euro based loan	1.99%	2.21%
Amount drawn - BAs	$512,410	$527,691
Interest rate applicable - BAs	3.03%	3.28%
Amount drawn - U.S. based loan	$5,000	$—
Interest rate applicable - U.S. based loan	4.00%	—
Amount drawn - Canadian prime rate loan	$2,821	$4,021
Interest rate applicable - Canadian prime rate loan	3.75%	4.00%
Commitment - rate applicable	0.375%	0.375%

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

IRBs

The Company entered into the following IRB facilities which are available to fund a portion of landfill construction activities and equipment, vehicle and container expenditures at its Seneca Meadows landfill and in its Pennsylvania and Texas operations: 2005 Seneca IRB Facility, Pennsylvania Economic Development Corporation IRB (“PA IRB Facility”), Mission Economic Development Corporation IRB (“TX IRB Facility”) and 2009 Seneca County Industrial Development Agency IRB (“2009 Seneca IRB Facility”).

							Date
		Term,				Frequency	interest
	Date	expresse			Interest	of interest	payments
IRB Facility	entered	d in years	Maturity	Availability	rate basis	payments	commenced	Security

2005 Seneca IRB Facility(*)	Oct. 20, 2005	30	Oct. 1, 2035	$45,000	LIBOR less an applicable discount	Monthly, in arrears	Nov. 1, 2005	Guaranteed by IESI

PA IRB Facility	Nov. 16, 2006	22	Nov. 1, 2028	$35,000	LIBOR less an applicable discount	Monthly, in arrears	Dec. 1, 2006	Letter of credit equal to amount drawn

TX IRB Facility	Mar. 1, 2007	15	Apr. 1, 2022	$24,000	LIBOR less an applicable discount	Monthly, in arrears	May. 1, 2007	Letter of credit equal to amount drawn

2009 Seneca IRB Facility	Dec. 1, 2009	30	Dec. 31, 2039	$5,000	Securities Industry and Financial Markets Association Municipal Swap Index	Monthly, in arrears	Feb. 1, 2010	Letter of credit equal to amount drawn

Term for
amended
interest
		Amended	rate basis,
	Amendment	interest rate	expressed
IRB Facility Amendment	date	basis	in years

2005 Seneca IRB Facility(*)	Aug. 1, 2008	Fixed rate	5

Note:

(*) Effective October 1, 2013, the Company provided notice to cancel its outstanding $45,000 2005 Seneca IRB facility and repaid the balance in full. The Company drew on its consolidated revolver to repay the 2005 Seneca IRB Facility.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2013	2012

2005 Seneca IRB Facility
Amount drawn	$—	$45,000
Annual interest rate	—	6.625%

PA IRB Facility
Amount drawn	$35,000	$35,000
Current daily interest rate	0.07%	0.14%

TX IRB Facility
Amount drawn	$24,000	$24,000
Current daily interest rate	0.07%	0.13%

2009 Seneca IRB Facility
Amount drawn	$5,000	$5,000
Amount restricted	$498	$476
Current daily interest rate	0.08%	0.14%

Series B, senior secured debenture (“debenture”)

Date issued	June 25, 2004
Amount issued (in Canadian dollars)	$58,000
Interest rate	7.015%
Maturity date	June 26, 2014
Frequency of interest payments	Quarterly, in arrears
Date interest payments commenced	September 26, 2004
Covenants	Same as Canadian facility

The debenture was redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin. The debenture was secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of BFI and its subsidiaries. The debenture ranked equally with the Company’s Canadian revolving credit facility.

On October 24, 2012, the Company redeemed the debenture in full in accordance with the redemption provisions.

Loss on extinguishment of debt — 2005 Seneca IRB facility, debenture and U.S. and Canadian facilities

	December 31
	2013	2012

Excess over principal of cash paid for redemption of debenture	$—	$5,198
Write-off of deferred financing costs	1,240	11,726
Loss on extinguishment of debt	$1,240	$16,924

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note has an original issue date of June 29, 2007 and was originally issued for $10,500. The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas. The note is secured by the WCA assets acquired.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

At December 31, 2013 and 2012, the Company has capital lease obligations of $7,118 (2012 - $4,889) with maturities and interest rates ranging from 2020 to 2025 and 5.00% to 24.80%, respectively. Future minimum lease payments required under capital lease obligations in each of the next five years ending December 31 and thereafter are as follows:

2014	$1,135
2015	1,176
2016	1,220
2017	1,266
2018	1,314
Thereafter	5,685
11,796
Less amount representing interest	4,678
Present value of minimum capital lease obligations	$7,118

Consolidated long-term debt

The Company is subject to various covenants and restrictions included in its long-term debt financing agreements. At December 31, 2013 and 2012 the Company is in compliance with all covenants and restrictions included in this agreement.

Interest on long-term debt amounted to $60,754 (2012 - $57,428) and includes the amortization of deferred financing and debt discount costs but excludes capitalized interest.

Principal repayments, excluding capital lease obligations, required in each of the next five years ending December 31, and thereafter are as follows:

2014	$5,275
2015	4,666
2016	4,666
2017	4,666
2018	988,148
Thereafter	533,719
$1,541,140

17. Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs. The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

December 31, 2013
Fair value of legally restricted assets (funded landfill post-closure costs)	$10,690
Undiscounted closure and post-closure costs	$672,245
Credit adjusted risk-free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2014	$10,332
2015	10,853
2016	14,149
2017	8,385
2018	14,817
Thereafter	613,709
$672,245

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2013	2012

Landfill closure and post-closure costs, beginning of the year	$113,152	$101,502
Provision for landfill closure and post-closure costs, during the year	11,796	13,925
Accretion of landfill closure and post-closure costs, during the year	5,655	5,240
Landfill closure and post-closure expenditures, during the year	(4,276)	(6,737)
Landfill closure and post-closure costs and remediation liabilities acquired, during the year	—	200
Revisions to estimated cash flows, during the year	517	(1,630)
Foreign currency translation adjustment, for the year	(2,390)	652
	124,454	113,152
Less current portion of landfill closure and post-closure costs	10,332	8,871
Landfill closure and post-closure costs, end of year	$114,122	$104,281

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill. The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly. At December 31, 2013, funded landfill post-closure costs, representing the fair value of legally restricted assets, totals $10,690 (2012 - $9,885). At December 31, 2013, $10,333 (2012 - $9,782) was deposited into the social utility trust with the balance, $357 (2012 - $103) remaining unfunded and included in accounts payable.

18. Shareholders’ Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Effective August 21, 2013, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares during the period that expires on August 20, 2014. Daily purchases are limited to a maximum of 52.651 shares on the Toronto Stock Exchange. Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider. All shares purchased will be cancelled.

For the year ended December 31, 2013, no common shares (2012 - 3,155) were purchased and cancelled at a total cost of $nil (2012 - $65,633). As of February 13, 2014, no additional common shares have been purchased and settled.

For the year ended December 31, 2013, 9 stock options (2012 — 28) were exercised for total consideration of $112 (2012 - $403).

At December 31, 2013, 480 (2012 — 691) common shares were held in a rabbi trust for U.S. LTIP participants.

Special Shares

The Company is authorized to issue an unlimited number of special shares. Special shareholders are entitled to one vote in matters of the Company for each special share held. The special shares carry no right to receive dividends or to receive the remaining property or assets of the Company upon dissolution or wind-up. At December 31, 2013 and 2012, no special shares are issued.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2013 and 2012, no preferred shares are issued. Each series of preferred shares issued shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Details of common and restricted shares for the year ended December 31, 2013 are as follows:

	December 31
	2013	2012

Common shares
Common shares issued and outstanding, beginning of the year	114,994	118,041
Common shares issued on exercise of options, during the year	9	28
Repurchase of common shares, during the year	—	(3,155)
Restricted common shares purchased, during the year	(218)	(50)
Restricted common shares forfeited, during the year	8	23
Restricted common shares vested, during the year	60	107
Common shares issued and outstanding, end of year	114,853	114,994

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	172	252
Restricted common shares purchased, during the year	218	50
Restricted common shares forfeited, during the year	(8)	(23)
Restricted common shares vested, during the year	(60)	(107)
Restricted common shares issued and outstanding, end of year	322	172

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities. Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

		Derivatives
	Foreign	designated as	Accumulated
	currency	cash flow	other
	translation	hedges, net of	comprehensive
	adjustment	income tax	loss
December 31, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive loss before reclassifications, during the year	(33,181)	(1,051)	(34,232)
Amounts reclassified from accumulated other comprehensive loss, during the year	—	457	457
Balance, end of year	$(81,473)	$(418)	$(81,891)

December 31, 2012
Balance, beginning of year	$(59,994)	$(1,757)	$(61,751)
Other comprehensive income (loss) before reclassifications, during the year	11,702	(1,236)	10,466
Amounts reclassified from accumulated other comprehensive loss, during the year	—	3,169	3,169
Balance, end of year	$(48,292)	$176	$(48,116)

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at December 31, 2013 and 2012 for the purpose of computing basic and diluted net income per share.

	December 31
	2013	2012

Net income	$117,970	$94,357

Weighted average number of shares, basic	115,170	116,178
Dilutive effect of share based options	—	—
Weighted average number of shares, diluted	115,170	116,178

Net income per weighted average share, basic and diluted	$1.02	$0.81
Issued and outstanding share based options	2,639	2,687

Share based options are anti-dilutive to the calculation of net income or loss per share and have been excluded from the calculation of net income per share.

19. Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

	December 31
	2013	2012
Accounts receivable	$9,704	$(8,683)
Prepaid expenses	3,876	(7,278)
Accounts payable	(8,886)	(24,964)
Accrued charges	5,049	(18,595)
Income taxes recoverable and payable	459	(11,635)
Deferred revenues	(1,822)	1,357
Effect of foreign currency translation adjustments and other non-cash changes	3,150	1,141
	$11,530	$(68,657)

20. Share Based Compensation

Share based options (“options”) are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate. Options, in the absence of any other determination, vest and become exercisable equally on their first, second, third and fourth anniversary dates and expire on the 10th anniversary date of the grant. The Company has reserved 4,000 shares for issuance under the option plan. The exercise date of options may be accelerated at the discretion of the Board of Directors, or its designate. On termination of employment without cause, death or disability, the options vest and become immediately exercisable and are not transferable or assignable.

The Company periodically grants restricted shares. Restricted shares represent incentives for certain management (“employees” or “management”) in respect of their employment with the Company and to align the interests of management with the interests of the Company’s shareholders. Restricted shares vest when the employee has satisfied the requisite service period. Management forfeits their right to restricted shares upon termination for cause or resignation without good reason. Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death and disability. Dividends received by the trustee, on restricted shares held for the benefit of management, are paid to the employee. The employee’s interest in restricted shares cannot be assigned or transferred.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company grants share based awards to management as part of its LTIP. The 2012 annual LTIP award granted PSUs. Starting in 2013, the Company introduced a combination of options, restricted shares and PSUs.

Options

On March 26, 2013, as part of the current year LTIP, the Board of Directors issued 176 options, all of which have stock appreciation rights, to various executives of the Company. The options vest and are exercisable on March 25, 2016. The grant date market value of the Company’s common shares and exercise price of the options was C$21.35. Unexercised options expire on March 25, 2023.

On August 20, 2012, the Board of Directors issued 210 share based options, all of which have stock appreciation rights, to one executive of the Company. The options vest and are exercisable on December 31, 2016. The options have an exercise price of C$20.29 and a grant date market value of C$20.01. On termination of employment without cause, death or disability, the options vest and become immediately exercisable. Unexercised options expire on December 31, 2021.

	December 31
	2013		2012
		Weighted
		average		Weighted
	Number of	exercise	Number of	average
	options	price	options	exercise price

Outstanding, beginning of year	2,687	$23.59	2,505	$23.28
Granted, during the year	176	$21.00	210	$20.51
Exercised, during the year(*)	(224)	$(19.70)	(28)	$(14.42)
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	2,639	$22.36	2,687	$23.59
Options outstanding, exercisable	2,253		2,477
Weighted average grant date market value	$20.67		$22.28
Weighted average remaining contractual life (expressed in years)	4.0		5.1

Note:

(*)Includes the exercise of share appreciation rights.

	December 31
	2013	2012
Share based compensation expense (recovery)	$6,142	$(110)
Unrecognized compensation costs for options	$1,556	$1,070
Share based compensation accrued	$7,854	$3,730

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company uses the Black-Scholes-Merton option pricing model which requires several input variables. These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price. Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss. In calculating the fair value of the options at December 31, 2013 and 2012, the following weighted average assumptions were used:

	2013	2012

Grant date - February 14, 2006
Dividend yield	2.3%	2.8%
Expected volatility	15.8%	16.9%
Risk free interest rate	1.0%	1.0%
Expected remaining life, stated in years	1.1	0.7
Fair value, per option (in Canadian dollars)	$0.62	$0.01

Grant date - August 25, 2008
Dividend yield	2.3%	2.8%
Expected volatility	19.8%	22.2%
Risk free interest rate	1.2%	1.0%
Expected remaining life, stated in years	2.1	1.2
Fair value, per option (in Canadian dollars)	$6.20	$2.50

Grant date - January 9, 2009
Dividend yield	—	2.8%
Expected volatility	—	23.8%
Risk free interest rate	—	1.1%
Expected remaining life, stated in years	—	1.5
Fair value, per option (in Canadian dollars)	$—	$2.82

Grant date - November 11, 2010
Dividend yield	2.3%	2.8%
Expected volatility	19.7%	22.2%
Risk free interest rate	1.2%	1.1%
Expected remaining life, stated in years	2.0	3.0
Fair value, per option (in Canadian dollars)	$3.57	$2.26

Grant date - August 20, 2012
Dividend yield	2.3%	2.8%
Expected volatility	19.8%	36.4%
Risk free interest rate	1.5%	1.2%
Expected remaining life, stated in years	3.3	4.3
Fair value, per option (in Canadian dollars)	$6.26	$5.56

Grant date - March 26, 2013
Dividend yield	2.3%	—
Expected volatility	21.1%	—
Risk free interest rate	1.7%	—
Expected remaining life, stated in years	4.0	—
Fair value, per option (in Canadian dollars)	$6.01	$—

Compensation expense or recovery including fair value changes in share based options are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss. To determine the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration. Expected volatility was calculated using changes in monthly share prices for a period commensurate with the expected remaining life.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted shares

During the year, the Company issued 218 restricted shares at a weighted average cost of $21.32 per share to certain executives. In conjunction with the restricted share issuance, the Company purchased 218 common shares for total cash consideration of $4,643 and transferred these shares to a trust to be held for the benefit of the recipients. The restricted shares have vesting dates as follows: 2 restricted shares on December 15, 2013, 2.5 restricted shares on December 15, 2014, 13 restricted shares on December 15, 2015, 133.5 restricted shares on March 25, 2016, 1 restricted share on June 17, 2016, 1.5 restricted shares on July 2, 2016, 4.5 restricted shares on August 12, 2016 and 60 restricted shares on December 15, 2016.

In September 2013, 8 restricted shares previously awarded to one employee were forfeited. In conjunction with the forfeiture, the Company sold 8 restricted shares for total cash proceeds of $181. The forfeiture resulted in a $94 recovery of previously recognized restricted share expense.

On August 24, 2012, the Company issued 50 restricted shares at a weighted average cost of C$19.95 per share to one executive. In conjunction with the restricted share issuance, the Company purchased 50 common shares for total cash consideration of C$998 and transferred these shares to a trust to be held for the benefit of the recipient. The restricted shares issued have a vesting date of December 1, 2014.

In September 2012, 23 restricted shares previously awarded to two employees were forfeited. As a result of the forfeiture, the Company sold 23 restricted shares for total cash proceeds of $456. Additionally, 23 restricted shares previously awarded on September 12, 2011 to these same employees were modified. The vesting date for the modified awards was December 31, 2012, subject to the achievement of certain performance conditions. The changes resulted in a $663 recovery of previously recognized restricted share expense.

The following table outlines various details pertaining to restricted shares.

	December 31
	2013	2012

Outstanding, beginning of year	172	252
Granted, during the year	218	50
Vested, during the year	(60)	(107)
Forfeited, during the year	(8)	(23)
Outstanding, end of year	322	172
Weighted average remaining life	1.97	1.74
Restricted share expense	$2,004	$2,034

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

If employees satisfy the requisite service period requirements, the Company will record compensation expense in the following years as follows:

2014	$1,892
2015	1,422
2016	622
$3,936

PSUs

In March 2012, the Company’s Compensation Committee approved a revised LTIP plan for all executive officers and certain employees effective January 1, 2012. Under the revised plan, PSU payments are awarded at the end of a three year performance period and payment amounts can range from 0% to 175% of the target award subject to the Company’s performance against pre-established performance measures. These performance measures are recommended by executive management and submitted to the Compensation Committee for their approval. In addition to these performance measures, the Compensation Committee may evaluate performance results and retains the authority and discretion to amend PSU payments.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

PSU award payments are paid in lump sum cash amounts based on the volume weighted average trading price of the Company’s shares for the five trading days immediately preceding the vesting date. A participant who voluntarily terminates employment or is terminated with cause prior to the date of payment forfeits all rights to, or interest in, any unvested award. If a participant’s employment is terminated without cause, or by death, disability or retirement, after the mid-point of the performance period, the participant shall be entitled to the full amount of the participant’s unvested PSUs and related dividend PSUs. If a participant’s employment is terminated without cause, or by death, disability or retirement, prior to the mid-point of the performance period, the participant shall be entitled to a pro-rated amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period. Starting in 2013, if a participant’s employment is terminated without cause, the participant is entitled to a pro-rata amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period. If a participant is disabled, dies or meets certain qualifying conditions upon retirement, the participant is entitled to be paid the full amount of the PSU award had the participant continued employment to the end of the three year performance period.

The following table outlines details of the Company’s PSU’s:

	December 31
	2013		2012
		Weighted
		average		Weighted
	Number of	grant date	Number of	average grant
	PSUs	fair value	PSUs	date fair value
Outstanding, beginning of year	333	$20.04	—	$—
Granted, during the year	187	$19.55	333	$20.04
Vested, during the year	—		—
Forfeited, during the year	(13)		—
Outstanding, end of year	507	$19.87	333	$20.04

	December 31
	2013	2012
PSU expense	$3,222	$1,185
Unrecognized compensation cost for PSU’s	$4,061	$2,218
PSU compensation cost accrued	$4,300	$1,188

In calculating the fair value of the PSU’s, the following weighted average assumptions were used:

	December 31
	2013	2012

Grant date - March 16, 2012
Dividend yield	2.3%	2.8%
Expected volatility	16.2%	21.1%
Risk free interest rate	1.0%	1.1%
Expected remaining life, stated in years	1.0	2.0
Fair value per PSU (in Canadian dollars)	$25.68	$20.32

Grant date - March 26, 2013
Dividend yield	2.3%	—
Expected volatility	19.1%	—
Risk free interest rate	1.2%	—
Expected remaining life, stated in years	2.2	—
Fair value per PSU (in Canadian dollars)	$24.96	$—

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Compensation expense includes fair value changes for PSU’s which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Long-term incentive plan — pre 2012

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors. The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold the shares acquired for the benefit of its participants. Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held. Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement. The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions. The risk of fluctuations in the price of the Company’s shares is borne by the participants. In February 2006, the Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries. With the exception of changes to the vesting period, the terms of the long-term incentive plan remained principally unchanged. Shares acquired by the Trust in respect of fiscal year ended December 31, 2004 for the benefit of its participants have vested. Shares acquired by the Trust in respect of fiscal year ended December 31, 2005, and thereafter, vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year. Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company. The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan. In 2013 and 2012, contributions to the long-term incentive plan were determined at the discretion of the Compensation Committee. Included in selling, general and administration expenses are $1,347 (2012 - $1,342) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees at December 31, 2013.

21. Commitments and Contingencies

The Company leases buildings and equipment under various operating leases. Payments for the next five years ending December 31 and thereafter are as follows:

2014	$12,819
2015	12,271
2016	10,763
2017	7,421
2018	5,875
Thereafter	14,162
$63,311

The Company is the successor to a license agreement to use the trade name “BFI” and the related logo which is subject to certain restrictions. The agreement was amended on February 22, 2002, whereby a one-time payment of C$2,000 was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (the initial 15-year term). The Company has two additional 10 year extension options. The first and second 10 year extension options bear per annum costs of C$600 and C$1,500, respectively.

The Company enters into various commitments in the normal course of business. At December 31, 2013, the Company has issued letters of credit amounting to $196,909 (2012 - $183,767) and performance bonds totaling $372,412 (2012 - $383,391). Letters of credit are made available to the Company through the consolidated facility and are included in the security offered by the Company to its lenders.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

On the acquisition of IESI, the Company assumed various obligations which requires the Company to pay additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $6,000. Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, future contingent payments made, in respect of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2019. The volume requirements are measured based on an annual average. In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall. At December 31, 2013, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

The Company has an accrued environmental liability of $13,446 (2012 - $14,256) recorded in landfill closure and post-closure costs, related principally to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition. The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $13,446 (2012 - $14,215). The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which was found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program was developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to resolution. Based on management’s evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

Purchase agreements

In April 2007, WSI acquired a company that owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida. An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

At December 31, 2013, future minimum payments under an unconditional capital expenditure commitment totals approximately C$12,400 (2012 - $19,600).

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

22. Related Party Transactions

Lease

The Company leases office space that was owned by one of its former directors.

Equity accounted investee

Transactions between the Company and its investee have all been transacted in the normal course of business. These transactions are the result of the investee billing the Company for services it provides to the Company. In turn, the Company bills its customers for this service which is measured at the exchange amount. Transactions between the Company and its investee only reflect the Company’s share of the transaction.

Transportation services

A company owned by an officer of a BFI subsidiary provides transportation services to the Company.

All related party transactions are recorded at the exchange amounts.

Lease
Year lease commenced	2004
Lease expiry date	September 30, 2014
Approximate annual lease cost (in Canadian dollars, recorded to selling, general and administration expenses)	$320

	December 31
	2013	2012
Investment in equity accounted investee
Charges (recorded to operating expenses)	$553	$267
Amounts owing to equity investee (included in accounts payable)	$44	$32
Unsecured promissory note issued December 6, 2010 (in Canadian dollars)	$750	$750
Unsecured promissory note issued October 1, 2013 (in Canadian dollars)	$750	—
Interest income (recorded to interest expense)	$40	$41
Transportation services
Charges (recorded to operating expenses)	$3,788	$3,714
Amounts owing (included in accounts payable)	$70	$63

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

23. Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair values which are recorded as other assets or other liabilities on the Company’s balance sheet.

	December 31,	December 31,
	2013	2012
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$2,149	$660
Long-term - commodity swaps	$670	$491
Long-term - interest rate swaps	$19,199	$—

Derivatives designated in a hedging relationship
Current - commodity swaps	$—	$913

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$9,863	$2,447
Long-term - interest rate swaps	$9,870	$1,307
Current - foreign currency exchange agreements	$—	$80
Current - wood waste supply agreement	$208	$—
Long-term - wood waste supply agreement	$598	$—

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at December 31, 2013 and December 31, 2012, financial assets and liabilities measured on a recurring basis had the following fair values expressed on a gross basis:

	December 31, 2013
	Quoted
	prices in
	active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cash and cash equivalents	$31,980	$—	$—	$31,980
Funded landfill post-closure costs	10,690	—	—	10,690
Other assets - commodity swaps	—	—	2,819	2,819
Other assets - interest rate swaps	—	19,199	—	19,199
Other liabilities - interest rate swaps	—	(19,733)	—	(19,733)
Other liabilities - wood waste supply agreement	—	—	(806)	(806)
	$42,670	$(534)	$2,013	$44,149

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2012
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cash and cash equivalents	$29,940	$—	$—	$29,940
Funded landfill post-closure costs	9,885	—	—	9,885
Other assets - commodity swaps (designated in a hedging relationship)	—	—	913	913
Other assets - commodity swaps	—	—	1,151	1,151
Other liabilities - interest rate swaps	—	(3,754)	—	(3,754)
Other liabilities - foreign currency exchange agreements	—	(80)	—	(80)
	$39,825	$(3,834)	$2,064	$38,055

The following tables outline the change in fair value for recurring Level 3 financial instrument measurements for the years ended December 31, 2013 and 2012, respectively:

	December 31
Significant unobservable inputs (Level 3)	2013	2012
Balance, beginning of year	$2,064	$2,258
Realized gains included in the statement of operations, during the year	1,308	513
Unrealized gains included in the statement of operations, during the year	867	928
Unrealized losses included in accumulated other comprehensive loss, during the year	(913)	(1,126)
Settlements	(1,308)	(513)
Foreign currency translation adjustment	(5)	4
Balance, end of year	$2,013	$2,064

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution. The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes by comparing them to similar quotes from another financial institution and its own calculation of fair value. In addition, the Company employs a third-party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The fair value of the Company’s embedded derivative from its wood waste supply agreement is determined applying a discounted cash flow methodology. This methodology uses electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement. The Company employs a third-party, who is not a counter-party, to independently value the embedded derivative and the Company uses this information to derive its fair value estimate. The use of different assumptions and or estimation methods could have a material effect on this fair value.

The Company’s foreign currency exchange agreement outstanding at December 31, 2012 was recorded at its estimated fair value based on quotes received from a financial institution that the Company had entered into the agreements with. The Company verified the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium. The use of different assumptions and or estimation methods could have resulted in differing fair values which the Company believes was not material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the years ended December 31, 2013 and 2012.

	December 31
	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$—	$3,854
Other comprehensive loss, commodity swaps	(1,051)	(2,250)
Total other comprehensive (loss) income, net of income tax	$(1,051)	$1,604

	December 31
	2013	2012

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$704	$2,336
Interest rate swaps - recorded in interest on long-term debt	—	(1,830)
	704	506
Income tax - recorded in income tax expense or recovery	(247)	(177)
Total gains on cash flow hedges reclassified from accumulated other comprehensive income or loss	$457	$329

Discontinuation of hedge accounting:
Interest rate swaps - recorded in net gain or loss on financial instruments	$—	$4,370
Income tax - recorded in income tax expense or recovery	—	(1,530)
Total discontinuation of hedge accounting reclassified from accumulated other comprehensive income or loss	$—	$2,840

Total amount reclassified from accumulated other comprehensive income or loss	$457	$3,169

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to operating expenses as diesel fuel is consumed. At December 31, 2013, no amounts remain in accumulated other comprehensive income to be reclassified to future earnings.

In conjunction with the full repayment of the U.S. facility, effective October 24, 2012, the designation of interest rate swaps as cash flow hedges ceased and hedge accounting was discontinued.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate and commodity swaps

The Company is subject to credit risk on certain interest rate and commodity swaps (collectively the “agreements”). The Company entered into interest rate swaps to fix a portion of its variable rate interest charged on borrowings under its previously outstanding U.S. long-term debt facility, some of which were designated for hedge accounting up to October 24, 2012. The Company also entered into additional interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances. In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving these agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate and commodity swaps recorded in other assets on the Company’s balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired. In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps as outlined in the tables below:

U.S. fuel hedges

	Notional
	amount
	(gallons per	Diesel rate
	month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date
June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
June 1, 2012	62,500	$3.69	Diesel Fuel Index	November 1, 2013	June 30, 2014
May 9, 2012	150,000	$3.85	Diesel Fuel Index	January 1, 2014	December 31, 2014
May 24, 2012	150,000	$3.79	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	300,000	$3.73	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Canadian fuel hedges

	Notional
	amount (litres	Diesel rate
	Per month	paid
	expressed in	(expressed in
Date entered	litres)	C$)	Diesel rate received variable	Effective date	Expiration date
May 9, 2012	260,000	$0.61	NYMEX WTI Index	January 1, 2013	December 31, 2014
May 23, 2012	260,000	$0.60	NYMEX WTI Index	January 1, 2013	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2014	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

		Fixed interest	Variable
		rate (plus	interest
	Notional	applicable	rate
Date entered	amount	margin)	received	Effective date	Expiration date

October 26, 2010	$160,000	1.07%	0.25%	November 2, 2010	July 2, 2014
March 25, 2011	$60,000	1.61%	0.25%	April 4, 2011	July 2, 2014
June 29, 2011	$30,000	1.13%	0.25%	July 5, 2011	July 2, 2014
August 30, 2013	$35,000	2.97%	0.25%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.25%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.25%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.25%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.25%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.25%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.25%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.25%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.25%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.25%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.25%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.25%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.25%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.25%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.25%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.25%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.25%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.25%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.25%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.25%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.25%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.25%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.25%	January 2, 2014	September 28, 2018

The contractual maturities of the Company’s derivatives are as follows:

	December 31, 2013
		Less than 1	Payments due
	Total	year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$19,382	$9,696	$9,434	$252	$—

Unrealized amounts recorded to net gain or loss on financial instruments for the years ended December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$(87)	$(59)
Interest rate swaps	(3,251)	2,269
Fuel hedges	(1,699)	(928)
Wood waste supply agreement	832	—
Foreign currency exchange agreements	(77)	443
	$(4,282)	$1,725

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates fair value due to the relatively short-term maturities of these instruments. Funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at fair value.

At December 31, 2013, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $68 (2012 - $528), compared to the carrying amount of $68 (2012 - $512).

At December 31, 2012, the estimated fair value of the 2005 Seneca IRB Facility was approximately $45,400 compared to the carrying amount of $45,000. The 2005 Seneca IRB Facility was repaid in full on October 1, 2013.

At December 31, 2013, the estimated fair value of the term B facility is approximately $576,400 (2012 - $538,500) compared to the carrying amount of $493,052 (2012 - $497,560).

At December 31, 2013, the estimated fair value of long-term debt, excluding the term B facility, bears interest at variable rates and approximates its carrying amount. The Company believes that renegotiation of its variable rate long-term debt would result in similar pricing to that which it currently enjoys. Accordingly, because the Company’s variable rate facilities are non-amortizing and the Company’s credit spreads have remained principally unchanged, the current carrying amount of the Company’s variable rate long-term debt approximates its fair value.

24. Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income or loss and income tax expense or recovery recorded in the statement of operations and comprehensive income or loss.

	December 31
	2013	2012

Income before income taxes and net (income) loss from equity accounted investee	$176,265	$161,520
Income tax expense at the combined basic rate	59,613	53,655
Large corporation and state tax	4,027	3,300
International financing	(11,661)	—
Withholding tax on foreign dividends	731	3,112
Tax on other non-deductible expenses	1,441	2,369
Net revisions to certain tax bases and tax rates	(456)	1,870
Other	4,748	2,816
Income tax expense	$58,443	$67,122

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2013	2012

Deferred income tax assets
Unutilized tax loss carryforwards	$64,633	$79,764
Deferred financing costs and offering expenses	—	677
Foreign tax credits available for carryforward	14,567	14,567
Accounting provisions not currently deductible for tax	56,325	54,532
Tax value of intangibles and landfill assets in excess of carrying value	12,263	18,475
Other	819	643
Valuation allowance	(18,267)	(18,267)
	130,340	150,391
Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	93,382	81,855
Carrying value of intangibles and landfill assets in excess of tax value	159,034	166,109
Other	7,811	6,222
	260,227	254,186
Net deferred income tax liabilities	$129,887	$103,795

Canada	$36,601	$38,231
U.S.	93,286	65,564
Net deferred income tax liabilities	$129,887	$103,795

The components of domestic and foreign income before income taxes and domestic and foreign income taxes are as follows:

	December 31
	2013	2012
Income before income taxes and net income or loss from equity accounted investee
Canada	$69,717	$108,289
U.S.	73,053	53,231
Other	33,495	—
	$176,265	$161,520
Current income tax expense
Canada	$26,045	$44,894
U.S.	3,428	4,387
Other	62	—
	29,535	49,281
Deferred income tax expense (recovery)
Canada	867	(7,921)
U.S.	28,041	25,762
	28,908	17,841
Total income tax expense	$58,443	$67,122

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the years ended December 31, 2013 and 2012.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2013 in Canada and from 1997 to 2013 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Subsidiaries of the Company have unutilized tax losses amounting to $136,884 (2012 - $197,484) which expire 2013 to 2031. The realization of the deferred income tax assets, net of a $3,250 (2012 - $3,250) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $64,226 (2012 - $72,544), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible. Based on management’s estimate of the Company’s projected future taxable income and its tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry. Changes to the Company’s ownership structure could limit the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2013, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2012 - $14,567). As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward.

Since the Company’s acquisition of IESI, IESI had, and currently has, issued various intercompany notes payable (“U.S. notes”). For the purposes of determining taxable income, IESI has taken the position that the U.S. notes and their related interest was commercially reasonable and has deducted the interest paid thereon on this basis. Management has taken steps to ensure that the U.S. notes are commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. notes as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability. Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

25. Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast. The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities. The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance. Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, safety and other administrative support costs. Corporate costs also include transaction and related costs, restricted share expense and fair value changes of stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3). The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2013	2012
Revenues
Canada	$769,077	$776,814
U.S. south	876,888	780,331
U.S. northeast	380,074	339,596
Corporate	—	—
	$2,026,039	$1,896,741
Revenues less operating and selling, general and administration expenses

Canada	$270,514	$278,461
U.S. south	235,996	217,077
U.S. northeast	76,263	71,526
Corporate	(61,159)	(55,827)
	$521,614	$511,237

Amortization
Canada	$109,020	$103,112
U.S. south	123,598	110,172
U.S. northeast	60,470	57,501
Corporate	3,403	3,333
	$296,491	$274,118

Net gain on sale of capital assets	$(7,793)	$(592)

Operating income	$232,916	$237,711

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total
Goodwill	$383,473	$423,164	$98,710	$—	$905,347
Capital assets	$375,562	$444,140	$109,780	$7,770	$937,252
Landfill assets	$180,706	$417,119	$354,906	$—	$952,731
Total assets	$1,218,124	$1,476,464	$657,139	$40,843	$3,392,570

	December 31, 2012
	Canada	U.S. south	U.S. northeast	Corporate	Total
Goodwill	$409,296	$421,108	$98,710	$—	$929,114
Capital assets	$379,095	$421,374	$118,210	$8,839	$927,518
Landfill assets	$207,485	$404,403	$351,832	$—	$963,720
Total assets	$1,283,434	$1,461,817	$684,959	$45,351	$3,475,561

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

26. Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2013 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate. The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations. As of December 31, 2013, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

27. Subsequent Events

Effective January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee for C$9,000.

Notes

DIRECTORS

James J. Forese

Non-Executive Chairman

John T. Dillon[3]

Director

Jeffrey L. Keefer[4]

Director

Douglas W. Knight[1]

Director

Daniel R. Milliard[2]

Director

Joseph D. Quarin

President and Chief Executive Officer

1 Chair of the Audit Committee

2 Chair of the Governance and Nominating Committee

3 Chair of the Compensation Committee

4 Chair of the Environmental Health and Safety Committee

EXECUTIVE MANAGEMENT

Joseph D. Quarin

President and Chief Executive Officer

Ian M. Kidson

Executive Vice President and Chief Financial Officer

Domenico D. Pio

Executive Vice President, Strategy and Business Development

Kevin C. Walbridge

Executive Vice President and Chief Operating Officer

CORPORATE MANAGEMENT

Izzie Abrams

Vice President, Corporate Development

and Government Relations, Canada

Sohan Baraich

Vice President, Business Planning and Analysis

Kenneth Baylor

Vice President, Human Resources and

Organizational Development

Ivan Cairns

Vice President and General Counsel

Robert Chee

Vice President, Tax, U.S.

William Chyfetz

Vice President, Associate General Counsel

and Secretary

Chaya Cooperberg

Vice President, Investor Relations

and Corporate Communications

Thomas Fowler

Senior Vice President, General Counsel, U.S.

William Herman

Vice President and Chief Accounting Officer

Michael May

Vice President and Chief Information Officer

Shawn McCash

Vice President, Environmental Management

and Technology Group

Tom Miller

Senior Vice President, Operations

Stephen Moody

Vice President and Corporate Controller

Geoff Rathbone

Vice President, Resource Recovery

Scott Richards

Vice President, Internal Audit

Nicole Thunich

Vice President, Health and Safety

David West

Vice President, Purchasing, Fleet and Maintenance

Colin Wittke

Vice President, Sales and Marketing

REGIONAL MANAGEMENT

Dean DiValerio

Vice President, Southeast Region, U.S.

John Gustafson, Jr.

Vice President, Southwest Region, U.S.

John Lamanna

Vice President, Northeast Region, U.S.

CORPORATE INFORMATION

Head Office

Progressive Waste Solutions

400 Applewood Crescent, 2nd Floor

Vaughan, Ontario L4K 0C3

Phone: 905.532.7510

Fax: 905.532.7580

Website: www.progressivewaste.com

Investor Relations

For further information about Progressive Waste Solutions or to be placed on the mailing list for news releases, please contact:

Investor Relations

Phone: 905.532.7510

Email: investorrelations@progressivewaste.com

Auditors

Deloitte LLP

Toronto, Ontario

Stock Exchange Listing

New York Stock Exchange

Toronto Stock Exchange

Trading Symbol: BIN

Transfer Agent and Registrar

Computershare Trust

Company of Canada

100 University Avenue

Toronto, Ontario M5J 2Y1

Annual General Meeting of Shareholders

Wednesday, May 14, 2014

Grand Hyatt New York

109 East 42nd Street

New York, New York 10017

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